UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 22, 2021

Farmers National Banc Corp.

(Exact name of registrant as specified in its charter)

Ohio	001-35296	34-1371693
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20 South Broad Street, P.O. Box 555, Canfield, Ohio	44406-0555
(Address of principal executive offices)	(Zip Code)

(330) 533-3341

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, No Par Value	FMNB	The NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On June 22, 2021, Farmers National Banc Corp. (the “Company”), Cortland Bancorp. (“Bancorp”), and FMNB Merger Subsidiary IV, LLC, a wholly-owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Bancorp will merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving entity in the Merger. Promptly following the consummation of the Merger, it is expected that Merger Sub will be dissolved and liquidated and The Cortland Savings and Banking Company, the banking subsidiary of Bancorp (“Cortland Bank”) will merge with and into The Farmers National Bank of Canfield, the national banking subsidiary of the Company (“Farmers Bank”) (the “Bank Merger”). Farmers Bank will be the surviving bank in the Bank Merger (the “Surviving Bank”).

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each common share, without par value, of Bancorp (“Cortland Common Shares”) issued and outstanding immediately prior to the Effective Time (except for certain Cortland Common Shares held directly by Bancorp or the Company and Cortland Common Shares held by shareholders of Bancorp dissenting from the Merger (collectively, the “Excluded Cortland Common Shares”)) will be converted into the right to receive, without interest, $28.00 in cash (the “Cash Consideration”) or 1.75 common shares, without par value, of the Company (“Company Common Shares”) (the “Stock Consideration” and with the Cash Consideration, collectively, the “Merger Consideration”), provided, however, that the Merger Consideration is subject to the provisions of the Merger Agreement limiting the total Company Common Shares to be provided for converted Cortland Common Shares to the product of 0.75 and the number of Cortland Common Shares outstanding immediately prior to the Effective Time, excluding the Excluded Cortland Common Shares. All other Cortland Common Shares eligible to receive the Cash Consideration shall be converted into the Cash Consideration. Additionally (i) in the event that the Effective Time Book Value (as defined in, and calculated pursuant to, the Merger Agreement) of Bancorp falls below a specified threshold in the Merger Agreement at the Effective Time (the dollar amount of such shortfall, the “Shortfall”), the Cash Consideration payable with respect to each Cortland Common Share will be reduced by a per share amount determined by dividing the dollar amount of the Shortfall by the number of Cortland Common Shares outstanding immediately prior to the Effective Time that are eligible to receive the Cash Consideration; (ii) in the event that the Effective Time Book Value of Bancorp exceeds a specified threshold in the Merger Agreement at the Effective Time (the dollar amount of such excess, the “Excess Amount”), the Cash Consideration payable with respect to each Cortland Common Share will be increased by a per share amount determined by dividing the dollar amount of the Excess Amount by the number of Cortland Common Shares outstanding immediately prior to the Effective Time that are eligible to receive the Cash Consideration.

No fractional Company Common Shares will be issued in the Merger, and Bancorp’s shareholders will be entitled to receive cash in lieu of such fractional Company Common Shares. At the Effective Time, each outstanding restricted Cortland Common Share underlying a restricted stock award granted pursuant to Bancorp’s 2015 Omnibus Equity Plan will vest in full and be converted automatically into the right to receive the Merger Consideration.

The Merger Agreement provides that the Company has agreed to employ, immediately after the Effective Time, (i) James M. Gasior, the current President and Chief Executive Officer and a director of Bancorp and Cortland Bank, as the Senior Executive Vice President, Corporate Development Officer of the Company and the Surviving Bank, and (ii) Timothy Carney, the current Executive Vice President, Chief Operating Officer and Corporate Secretary of Bancorp and Cortland Bank, as the Senior Executive Vice President, Chief Banking Officer of the Company and the Surviving Bank, in each case, on the terms and conditions set forth in the respective term sheets that are included as Exhibit B to the Merger Agreement.

In addition, the Merger Agreement provides that the Company shall take such action necessary to, effective no later than promptly following the Effective Time, increase the number of directors of the Company’s board of directors by two and, promptly following the Effective Time, appoint one person who serves as a director of Bancorp immediately prior to the Effective Time as a Class III director of the Company, with a term expiring at the 2022 annual meeting of the Company’s shareholders, and appoint one person who serves as a director of Bancorp immediately prior to the Effective Time as a Class I director of the Company, with a term expiring at the 2023 annual meeting of the Company’s shareholders.

The Merger Agreement contains customary (a) representations and warranties of Bancorp, the Company and Merger Sub, including, among others, with respect to corporate organization, capitalization, corporate authority, third party and governmental consents and approvals, financial statements and compliance with applicable laws, (b) covenants of Bancorp and the Company to conduct their respective businesses in the ordinary course until the Effective Time and (c) covenants of Bancorp and the Company not to take certain actions prior to the Effective Time. Bancorp also has agreed that neither it nor its representatives will (i) solicit proposals relating to alternative business combination transactions or, (ii) subject to certain exceptions, enter into discussions concerning, or furnish information in connection with, any proposals for alternative business combination transactions, or approve, endorse or recommend, or take other actions relating to, an alternative business combination transaction.

Consummation of the Merger is subject to certain conditions, including, among others: (a) the approval of the Merger by the shareholders of Bancorp; (b) the approval for listing on The NASDAQ Stock Market, subject to official notice of issuance, of the Company Common Shares to be issued in the Merger; (c) the effectiveness of the Registration Statement on Form S-4 to be filed by the Company with the Securities and Exchange Commission (the “SEC”) to register the Company Common Shares to be issued to the shareholders of Bancorp in the Merger; (d) the absence of any injunctions or other legal restraints preventing or rendering illegal the transactions contemplated by the Merger Agreement; (e) the receipt of regulatory and other governmental approvals required to consummate the Merger and the Bank Merger and the expiration of applicable waiting periods; (f) the accuracy of specified representations and warranties of each party; (g) the receipt by each party of an opinion from its legal counsel to the effect that the Merger will qualify as a “reorganization” for U.S. federal income tax purposes; and (h) the agreement of Mr. Gasior to serve Senior Executive Vice President and Corporate Development Officer of the Company and of Mr. Carney to serve as Senior Executive Vice President and Chief Banking Officer of the Company, in each case, as of immediately following the Effective Time. Subject to these conditions and the other conditions set forth in the Merger Agreement, the Merger is expected to close in the fourth quarter of 2021.

The Merger Agreement contains certain termination rights for each of Bancorp and the Company, as the case may be, applicable upon the occurrence or non-occurrence of certain events, including: (a) the mutual written consent of the Company and Bancorp authorized by the boards of directors of the Company and Bancorp; (b) a final, non-appealable denial of required regulatory approvals; (c) the Merger has not been completed on or before June 22, 2022 (the first anniversary of the date of the Merger Agreement); (d) a breach by the other party that is not or cannot be cured within 30 days if such breach would result in a failure of the conditions to closing set forth in the Merger Agreement; (e) the failure of the board of directors of Bancorp to recommend the Merger to its shareholders or a change in the recommendation by the board of directors of Bancorp; (f) a material breach of certain of the Company’s covenants; (g) the recommendation by the board of directors of Bancorp to Bancorp’s shareholders to tender (or the failure to recommend rejection of a tender or exchange offer) Cortland Common Shares in certain tender or exchange offers; or (h) the failure of the shareholders of Bancorp to approve the Merger by the requisite vote. If the Merger Agreement is terminated under certain conditions, Bancorp has agreed to pay to the Company a termination fee of $5,000,000.00.

In connection with the execution of the Merger Agreement, the directors and certain executive officers of Bancorp have entered into substantially identical voting agreements with the Company pursuant to which such directors and executive officers have agreed, among other things, to vote their respective Cortland Common Shares in favor of the approval of the Merger Agreement and the transactions contemplated thereby. The form of voting agreement is included as Exhibit C to the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference. The Merger Agreement has been attached as an exhibit to this report in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other information about the Company, Bancorp or their respective subsidiaries and affiliates. The covenants, representations and warranties contained in the Merger Agreement were made only for purposes of the Merger Agreement and, in the case of representations and warranties, as of specific dates, may be subject to a contractual standard of materiality different from what a shareholder might view as material, may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts, may have been qualified by or subject to certain disclosures and exceptions not reflected in the Merger Agreement and generally were for the benefit of the parties to the Merger Agreement. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, Bancorp or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company or Bancorp.

Important Additional Information About the Merger.

In connection with the Merger, the Company will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Bancorp and a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. The Merger Agreement should not be read alone, but should be read in conjunction with the other information regarding the Company, Bancorp, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4.

SHAREHOLDERS OF BANCORP AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AND PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, BANCORP, THE MERGER, THE PERSONS SOLICITING PROXIES WITH RESPECT TO THE MERGER, AND THEIR INTERESTS IN THE MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement on Form S-4 (when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://www.farmersbankgroup.com or may be obtained from the Company by written request to Farmers National Banc Corp., 20 South Broad Street, Canfield, Ohio 44406, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

The respective directors and executive officers of the Company and Bancorp and other persons may be deemed to be participants in the solicitation of proxies from Bancorp shareholders with respect to the Merger. Information regarding the directors and executive officers of the Company is available in its proxy statement filed with the SEC on March 12, 2021 in connection with its 2021 Annual Meeting of Shareholders. Information regarding directors and executive officers of Bancorp is available on its website at www.cortlandbank.com. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus to be included in the Registration Statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Safe Harbor Regarding Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not statements of historical fact, but rather statements based on the Company’s current expectations, beliefs and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, its intended results and future performance, the economy and other future conditions. Forward-looking statements are preceded by terms such as “will,” “would,” “should,” “could,” “may,” “expect,” “estimate,” “believe,” “anticipate,” “intend,” “plan” “project,” or variations of these words, or similar expressions.

Forward-looking statements are not a guarantee of future performance and actual future results could differ materially from those contained in forward-looking information. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. Numerous uncertainties, risks, and changes could cause or contribute to the Company’s actual results, performance, and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, the Company’s failure to integrate Bancorp and Cortland Bank in accordance with expectations; deviations from performance expectations related to Bancorp and Cortland Bank; general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; legislative and regulatory changes; competitive conditions in the banking markets served by the Company’s subsidiaries; the adequacy of the allowance for losses on loans and the level of future provisions for losses on loans; and other factors disclosed periodically in the Company’s filings with the SEC.

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or on the Company’s behalf. The Company assumes no obligation to update any forward-looking statements.

Item 5.02	Departures of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Executive Separation Policy and Change in Control Agreements

On June 22, 2021, the Company adopted a Third Amended Executive Separation Policy (the “Separation Policy”). The Company originally established an Executive Separation Policy effective November 7, 2013 (the “Original Effective Date”), which was amended and restated on June 23, 2015 and June 1, 2017. In connection with the adoption of the Separation Policy, the Company adopted new forms of change in control agreements for senior executive officers (the “Senior Executive Change in Control Agreement”) and other executive officers (the “Executive Change in Control Agreement”). The following summaries of the Separation Policy and the

Change in Control Agreements are not complete and are qualified in their entirety by the texts of the Separation Policy, the Senior Executive Change in Control Agreement, and Executive Change in Control Agreement, which are filed as Exhibits 10.1, 10.2 and 10.3, respectively, hereto and are incorporated herein by reference.

Executive Separation Policy

The Executive Separation Policy applies to the Company’s Chief Executive Officer and President, Chief Financial Officer, Chief Banking Officer, Chief Credit Officer, Chief Operating Officer, Chief Retail and Marketing Officer, Chief Wealth Management Officer, Chief Human Resource Officer, Chief Information Officer, Chief Risk Officer, Corporate Development Officer, and such other executive officers comprising the Company’s senior management team as may be designated annually by the Board of Directors (collectively, the “Covered Executives”). As such, each of the Company’s executive officers, including all of the Company’s named executive officers (Kevin J. Helmick, Carl D. Culp, Timothy F. Shaffer, and Amber Wallace Soukenik) is a Covered Executive and a participant in the Executive Separation Policy.

In the event that a Covered Executive’s employment is terminated by the Company for Cause or by the Covered Executive without Good Reason (each as defined in the Separation Policy), then the Covered Executive would be entitled to receive (i) all earned but unpaid compensation for time worked through the date of termination; and (ii) any rights and benefits (if any) provided under plans and programs of the Company, determined in accordance with the applicable terms and provisions of such plans and programs, including, without limitation, earned but unused vacation (collectively, the “Accrued Obligations”).

If the Covered Executive’s employment is terminated by the Company without Cause or by the Covered Executive with Good Reason, then, in addition to the Accrued Obligations, the Covered Executive would be eligible to receive (i) (a) a lump sum equal to 36 months’ salary (for Mr. Helmick) or 24 months’ salary if the Chief Executive Officer was not employed by the Company on the Original Effective Date, (b) 18 months’ salary (for Mr. Culp, Mr. Shaffer and Ms. Soukenik), or (c) 12 months’ salary (for the Chief Human Resource Officer, Chief Information Officer, Chief Risk Officer); (ii) a pro rata incentive bonus in a lump sum equal to the bonus the Covered Executive would have earned (assuming performance at the “target” level); (iii) a lump sum amount equal to the monthly COBRA premium payable by the Covered Executive to continue to receive health benefits at a level similar to which the Covered Executive and his or her spouse and dependents were receiving multiplied by (a) 36 (for Mr. Helmick) or 24 if the Chief Executive Officer was not employed by the Company on the Original Effective Date, (b) 18 (for Mr. Culp, Mr. Shaffer and Ms. Soukenik), or (c) 12 (for the Chief Human Resource Officer, Chief Information Officer, Chief Risk Officer); and (iv) (a) a lump sum payment in an amount not to exceed $10,000 (for Mr. Helmick) or (b) $7,500 (for all other Covered Executives other than Mr. Helmick) for reasonable outplacement services for up to one year by a firm selected by the Company.

In order to receive any payments pursuant to the Separation Policy (other than the Accrued Obligations), the Covered Executive would be required to execute a general release in favor of the Company and must also (i) comply with a non-competition covenant for 12 months; (ii)

comply with covenants prohibiting the solicitation of customers and employees for a period of time equal to the lesser of 24 months or the number of months of the Covered Executive’s base salary used as a multiplier described above; (iii) maintain the confidentiality of the Company’s proprietary and confidential information and (iv) comply with non-disparagement provisions. Failure to abide by these conditions requires the Covered Executive to return to the Company, within 10 days after request by the Company, any amounts the Company has paid to the Covered Executive under the Separation Policy (other than the Accrued Obligations).

In the event that a Covered Executive is terminated under circumstances that would entitle him or her to payment under a Change in Control Agreement, then the terms of the Change in Control Agreement will be controlling and the Covered Executive would not be entitled to benefits under the Separation Policy.

Change in Control Agreements

Pursuant to the Senior Executive Change in Control Agreement, in the event that a senior executive’s employment is terminated by the Company (other than for Cause) or by the executive (for Good Reason) during the six month period commencing prior to a Change in Control (all as defined in the Senior Executive Change in Control Agreement) or the 12 month period thereafter, the executive would be eligible to receive the benefits set forth in the Senior Executive Change in Control Agreement. Those benefits include (i) a payment in an amount equal to 24 months of the executive’s annual base salary; (ii) a lump sum amount equal to the average of the annual incentive bonus paid to the executive in the three years preceding termination; (iii) a pro rata incentive bonus of the year of termination or, if the executive’s termination occurred prior to the Change in Control, for the year in which the Change in Control occurred (assuming performance had been attained at the “target” level); (iv) a lump sum payment in an amount equal to the monthly COBRA premium payable by the executive to continue to receive health benefits at a level similar to which the executive and his spouse and dependents were participating multiplied by 24; and (v) a lump sum of $20,000 for outplacement services.

Pursuant to the Executive Change in Control Agreement, in the event that an executive’s employment is terminated by the Company (other than for Cause) or by the executive (for Good Reason) during the six month period commencing prior to a Change in Control (all as defined in the Executive Change in Control Agreement) or the 12 month period thereafter, the executive would be eligible to receive the benefits set forth in the Executive Change in Control Agreement. Those benefits include (i) a payment in an amount equal to the executive’s annual base salary; (ii) a lump sum amount equal to the average of the annual incentive bonus paid to the executive in the three years preceding termination; (iii) a pro rata incentive bonus of the year of termination or, if the executive’s termination occurred prior to the Change in Control, for the year in which the Change in Control occurred (assuming performance had been attained at the “target” level); and (iv) a lump sum payment in an amount equal to the monthly COBRA premium payable by the executive to continue to receive health benefits at a level similar to which the executive and his spouse and dependents were participating multiplied by 12.

Each of the Change in Control Agreements provides for a “cut-back” in the event of any excise tax under Section 280G of the Internal Revenue Code (the “Code”), such that the benefits payable to the executive would be reduced to $1.00 less than the amount that causes the payments to be treated as parachute payments under Section 280G of the Code; provided, however, that no reduction will occur if, on an after-tax basis in each case and taking into account all federal, state and local taxes (including any excise tax), the executive would receive a greater amount if no reduction had occurred, thus providing the “best net effect” to the executive.

In order to receive the benefits described above, the executive would be required to execute a general release in favor of the Company and must also (i) comply with covenants prohibiting the solicitation of customers and employees for a period of 24 months with regard to the Senior Executive Change in Control Agreement and 12 months with regard to the Executive Change in Control Agreement, (ii) maintain the confidentiality of the Company’s proprietary and confidential information and (iii) comply with non-disparagement provisions.

Item 8.01	Other Events.

On June 23, 2021, the Company and Bancorp issued a joint press release announcing the execution of the Merger Agreement. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference. Also on June 23, 2021, Farmers first utilized an investor presentation relating to the Merger Agreement. A copy of the presentation is attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger by and among Farmers National Banc Corp., Cortland Bancorp, and FMNB Merger Subsidiary IV, LLC, dated as of June 22, 2021*

10.1	Third Amended and Restated Executive Separation Policy

10.2	Form of Senior Executive Change in Control Agreement

10.3	Form of Executive Change in Control Agreement

99.1	Joint Press Release, dated June 23, 2021

99.2	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Pursuant to Item 601(b)(2) of Regulation S-K, schedules and exhibits have been omitted from this filing. The registrant agrees to furnish the SEC on a supplemental basis a copy of any omitted schedule or exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farmers National Banc Corp.

By:	/s/ Kevin J. Helmick
Kevin J. Helmick
President and Chief Executive Officer

Date: June 23, 2021

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

CORTLAND BANCORP,

FARMERS NATIONAL BANC CORP.,

and

FMNB MERGER SUBSIDIARY IV, LLC

Dated as of June 22, 2021

-i-

(Continued)

-ii-

(Continued)

-iii-

(Continued)

-iv-

INDEX OF DEFINED TERMS

Section
Acquisition Agreement	8.3(b)(i)
Acquisition Proposal	6.7(g)(ii)
Acquisition Transaction	6.7(g)(iii)
Agreement	Preamble
Bank Merger	1.8
Bank Merger Agreement	1.8
Bankruptcy and Equity Exception	3.3(a)
BHC Act	3.1(a)
Book-Entry Share	1.4(d)
Cash Consideration	1.4(b)(i)
Cash Election	1.4(b)(i)
Cash Election Shares	1.4(b)(i)
Certificate	1.4(d)
Certificate of Merger	1.2
Change in the Company Recommendation	6.3
Closing	9.1
Closing Date	9.1
Code	Recitals
Collective Bargaining Agreement	3.25
Company	Preamble
Company 401(k) Plan	6.5(d)
Company Articles	3.1(b)
Company Bank	1.8
Company Benefit Plans	3.11(a)
Company Capitalization Date	3.2(a)
Company Code	3.1(b)
Company Common Shares	1.4(a)
Company Disclosure Schedule	9.12
Company Owned Properties	3.21
Company Permitted Encumbrances	3.21
Company Real Property	3.21
Company Recommendation	6.3
Company Restricted Share	1.5(a)
Company Shareholder Approval	6.3
Company Shareholders’ Meeting	6.3
Company Stock Plan	1.5(a)
Confidentiality Agreement	6.2(b)
Controlled Group Liability	3.11(o)(i)
Covered Employee	6.5(g)
Dissenting Shareholder	2.3(o)
Dissenting Shares	2.3(o)
DPC Shares	1.4(a)
Effective Time	1.2

-v-

Index of Defined Terms

(Continued)

Section
Effective Time Book Value	1.4(c)
Election	2.3(a)
Election Deadline	2.3(d)
Employees	5.2(h)
Environmental Laws	3.17
Equity Rights	3.2(a)
ERISA	3.11(a)
ERISA Affiliate	3.11(o)(ii)
Excess Amount	1.4(c)
Exchange Act	1.4a)
Exchange Agent	2.1
Exchange Agent Agreement	2.1
Exchange Fund	2.2
Exchange Ratio	1.4(b)(ii)
FDIC	3.1(c)
Federal Reserve	3.4
Financial Statements	3.6(a)
Form of Election	2.3(a)
Form S-4	3.4
GAAP	1.4(c)
Governmental Entity	3.4
Holder	2.3
Intellectual Property	3.20(e)(i)
IRS	3.11(b)
IT Assets	3.20(e)(ii)
Knowledge	9.4
Law	3.9(a)
Letter of Transmittal	2.3(b)
Licensed Intellectual Property	3.20(e)(iii)
Liens	3.2(d)
Loans	3.26(a)
Material Adverse Effect	3.8
Material Contract	3.16(a)
Merger	Recitals
Merger Consideration	1.4(b)
Merger Sub	Preamble
Multiemployer Plan	3.11(f)
Multiple Employer Plan	3.11(f)
Nasdaq	1.4(g)
Non-Election Shares	1.4(b)(iii)
Nonqualified Deferred Compensation Plan	3.11(d)
Notice Period	6.7(d)(ii)
OCC	3.4
ODFI	3.4
OGCL	1.1(a)

-vi-

Index of Defined Terms

(Continued)

Section
Owned Intellectual Property	3.20(e)(iv)
Owned Properties	4.15
Permitted Encumbrances	4.15
Person	3.16(a)
Plan Termination Date	6.5(d)
Premium Cap	6.6(b)
Previously Disclosed	9.12
Proxy Statement	3.4
Purchaser	Preamble
Purchaser Bank	1.8
Purchaser Capitalization Date	4.2
Purchaser Common Shares	1.4(b)(ii)
Purchaser Disclosure Schedule	9.12
Purchaser Eligible Plans	6.5(a)
Purchaser SEC Reports	4.5(b)
Purchaser Stock Plans	4.2
Qualified Plans	3.11(e)
Real Property	4.15
Regulatory Agencies	3.5
Regulatory Agreement	3.15(b)
Regulatory Approvals	3.4
Representative	6.7(a)
Requisite Regulatory Approvals	7.1(e)
SEC	3.4
Securities Act	3.2(b)
Shortfall	1.4(c)
Shortfall Number	1.4(f)(ii)(2)
SRO	3.4
Stock Consideration	1.4(b)(ii)
Stock Conversion Number	1.4(f)(i)
Stock Election	1.4(b)(ii)
Stock Election Number	1.4(f)(ii)(1)
Stock Election Shares	1.4(b)(ii)
Subsidiary	3.1(c)
Superior Proposal	6.7(g)(i)
Surviving Company	Recitals
Takeover Laws	3.10
Target Book Value Ceiling	1.4(c)
Target Book Value Floor	1.4(c)
Tax	3.18
Tax Return	3.18
Termination Fee	8.3(b)
Trade Secrets	3.20(e)(i)
Transmittal Deadline	2.3(h)
Trust Account Shares	1.4(a)

-vii-

Index of Defined Terms

(Continued)

Section
Voting Agreement	6.13
Voting Debt	3.2(a)
Willful Breach	8.2

-viii-

THIS AGREEMENT AND PLAN OF MERGER, dated as of June 22, 2021 (this “Agreement”), is made by and among Cortland Bancorp, an Ohio corporation (“Company”), Farmers National Banc Corp., an Ohio corporation (“Purchaser”), and FMNB Merger Subsidiary IV, LLC, an Ohio limited liability company and wholly-owned subsidiary of Purchaser (“Merger Sub”).

RECITALS

A.    The Boards of Directors of Company and Purchaser have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement in which Company will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving entity in the Merger (sometimes referred to herein in such capacity as the “Surviving Company”).

B.    The parties intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) for purposes of Sections 354 and 361 of the Code.

C.    The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGER

1.1    The Merger.

(a) Subject to the terms and conditions of this Agreement, in accordance with the Ohio General Corporation Law (the “OGCL”), at the Effective Time, Company shall merge with and into Merger Sub. Merger Sub shall be the Surviving Company in the Merger and shall continue its existence under the laws of the State of Ohio. As of the Effective Time, the separate corporate existence of Company shall cease.

(b)    Purchaser may at any time prior to the Effective Time change the method of effecting the combination of Company and Purchaser, including by providing for the merger of Company with and into Purchaser; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the tax consequences of the Merger to shareholders of Company or the tax treatment of either party pursuant to this Agreement, (iii) materially impede or delay consummation of the transactions contemplated by this Agreement, (iv) require Company to mail a revised Proxy Statement if such change is made prior to obtaining the Company Shareholder Approval, or require further approval of Company’s shareholders if such change is made after obtaining the Company Shareholder Approval, or (v) cause any of Company’s representations and warranties contained in Article III to be deemed inaccurate or breached by reason of such change of method.

1.2    Effective Time. The Merger shall become effective as of the date and time specified in the certificate of merger (the “Certificate of Merger”) filed with the Ohio Secretary of State. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Certificate of Merger.

1.3    Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Sections 1701.82 and 1705.39 of the OGCL.

1.4    Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Merger Sub, Company or the holder of any of the following securities:

(a)    All common shares, without par value, of Company (“Company Common Shares”), issued and outstanding immediately prior to the Effective Time that are owned directly by (i) Company (other than (x) Company Common Shares held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by third parties (any such shares, “Trust Account Shares”), and (y) Company Common Shares held, directly or indirectly, by Company in respect of a debt previously contracted (any such shares “DPC Shares”)), or (ii) Purchaser or any of its affiliates, shall be cancelled and shall cease to exist, and no Merger Consideration and/or cash in lieu of fractional shares shall be delivered in exchange therefor.

(b)    Subject to Sections 1.4(a), (c), (d), (e) and (f), each Company Common Share, but excluding Company Common Shares owned directly by Company (other than Trust Account Shares and DPC Shares) or Purchaser and Dissenting Shares, shall be converted, at the election of the holder thereof in accordance with the procedures set forth in Article II, into the right to receive the following, without interest (collectively, the “Merger Consideration”):

(i)    For each Company Common Share with respect to which an Election to receive cash has been effectively made and not revoked or lost pursuant to Section 2.3 (a “Cash Election”), $28.00 in cash (the “Cash Consideration”) (such shares collectively, “Cash Election Shares”); or

(ii)    For each Company Common Share with respect to which an Election to receive stock has been effectively made and not revoked or lost pursuant to Section 2.3 (a “Stock Election”), 1.75 (the “Exchange Ratio”) common shares, without par value, of Purchaser (the “Purchaser Common Shares”) (the “Stock Consideration” ) (such shares collectively, “Stock Election Shares”); or

(iii)    for each Company Common Share other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or lost pursuant to Section 2.3 (collectively, the “Non-Election Shares”), the right to receive from Purchaser such Cash Consideration or Stock Consideration as is determined in accordance with Section 1.4(f).

(c)    If Company’s Effective Time Book Value (as defined by and calculated in accordance with this subsection (c)) shall be less than the Target Book Value Floor (as defined below) (the dollar amount of such shortfall is referred to in this Agreement as the “Shortfall”), then the aggregate amount of the Cash Consideration component of the Merger Consideration shall be reduced by the Shortfall amount. If the Effective Time Book Value shall be greater than the Target Book Value Ceiling (the dollar amount of such excess is referred to as the “Excess Amount”), then the aggregate amount of Merger Consideration shall be increased by the Excess Amount. In the event of an Excess Amount, the Merger Consideration will be increased for each Company Common Share, payable in cash, by an amount equal to the quotient of the Excess Amount divided by the total number of Company Common Shares. In the event there is a Shortfall, the Merger Consideration will decrease for each Company Common share by an amount equal to the quotient of the Shortfall divided by the total number of Company Common Shares.

For purposes of this subsection (c), “Effective Time Book Value” shall be calculated as the estimated shareholders’ equity of Company as of the Effective Time determined in accordance with United States generally accepted accounting principles (“GAAP”) to the reasonable satisfaction of Purchaser, to be delivered by Company to Purchaser no later than five business days prior to the Closing Date, and which shall reflect an allowance for loan and lease losses calculated in a manner consistent with Company Bank’s historical practices. For purposes of computing Effective Time Book Value, in no event shall the assumed provision for loan and lease losses be less than zero for any period after March 31, 2021. For the purposes of this subsection (c), “Target Book Value Floor” shall be an amount equal to Seventy Five Million and 00/100 Dollars ($75,000,000.00) and the “Target Book Value Ceiling” shall be an amount equal to Eighty One Million and 00/100 Dollars ($81,000,000.00). If the Effective Time is after October 1, 2021, the Target Book Value Floor and the Target Book Value Ceiling shall be adjusted by an upward by the product of Twenty Six Thousand Dollars ($26,000.00) and the number of days the Effective Time is after October 1, 2021 and less any dividends paid after October 1, 2021.

Notwithstanding the foregoing, the Effective Time Book Value shall reflect all after-Tax accruals for all of Company’s and Company Bank’s fees, expenses and costs relating to the Merger and the Bank Merger (regardless of whether GAAP applied on a consistent basis would require that such obligations be accrued as liabilities as of the Effective Time), including but not limited to those incurred by Company or Company Bank in negotiating the terms of the Merger and the Bank Merger, preparing, executing and delivering this Agreement, change of control or success bonuses, if any, to officers or directors as a result of the Merger or the Bank Merger, accruals for 2021 incentive awards whether or paid before or after closing additional accruals required pursuant to any director deferred compensation agreements, if any, any fees payable upon the termination of any Material Contracts or any other agreement, contract, arrangement, commitment or understanding of Company or any of its Subsidiaries (including Company data processing contracts) (whether or not set forth on Section 3.16(a) of the Company Disclosure Schedule), obtaining shareholder and regulatory approvals, closing the Merger and the Bank Merger, and costs of taking reasonable remedial and corrective actions and measures pursuant to this Agreement, and including fees, expenses and costs that might not be deemed earned or become payable until after the Effective Time, such as, but not limited to, investment banking fees and similar payments for services performed prior to the Effective Time that may not be deemed earned unless and until the Merger and the Bank Merger have become effective; provided, however, that in calculating the Effective Time Book Value for purposes of this Section 1.4(c), none of the following will be considered: (1) gains or losses on sales of securities by Company or Company Bank incurred after March 31, 2021; (2) any increase in assets or decrease in liabilities resulting from the issuance or redemption of shares of capital stock or other equity interests of Company; (3) any changes to the value of Company’s investment portfolio attributed to Accounting Standards Codification 320, whether upward or downward from March 31, 2021 until the measurement date; (4) expenses relating to any litigation arising out of or in connection with this Agreement, the Merger, the Bank Merger or any of the other transactions contemplated hereby; (5) severance and other payments pursuant to Section 6.5(g) (exclusive of any change of control payments, success bonuses or settlement payments payable to officers or directors as a result of the Merger or the Bank Merger); (6) any retention bonus payments as reported in Section 5.2(h) of the Company Disclosure Schedule and (7) any compensation expense related to the unamortized portion of the restricted stock.

(d)    All of the Company Common Shares converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such Company Common Share (each, a “Certificate”) and each non-certificated Company Common Share represented by book-entry (a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares into which the Company Common Shares represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.3(h), as well as any dividends to which holders of Company Common Shares become entitled in accordance with Section 2.3(j).

(e)    If, between the date of this Agreement and the Effective Time, the outstanding Purchaser Common Shares or Company Common Shares shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio and the Cash Consideration, as applicable.

(f)

(i)    Notwithstanding any other provision contained in this Agreement, the total number of Company Common Shares to be converted into Stock Consideration pursuant to Section 1.4(b) (the “Stock Conversion Number”) shall be equal to the product obtained by multiplying (x) the number of Company Common Shares outstanding immediately prior to the Effective Time (except for Company Common Shares owned directly by Company (other than Trust Account Shares and DPC Shares) or Purchaser and Dissenting Shares), by (y) .75. All of the other Company Common Shares (excluding Company Common Shares owned directly by Company (other than Trust Account Shares or DPC Shares) or Purchaser and Dissenting Shares) shall be converted into Cash Consideration.

(ii)    Within five business days after the Closing Date, Purchaser shall cause the Exchange Agent to effect the allocation among holders of Company Common Shares of rights to receive the Cash Consideration and the Stock Consideration as follows:

(1)    If the aggregate number of Company Common Shares with respect to which Stock Elections shall have been made (the “Stock Election Number”) exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof will be converted into the right to receive the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration; and

(2)    If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A)     If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(B)     If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration and Cash Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

(g)    Notwithstanding anything to the contrary contained in this Agreement, no fractional Purchaser Common Shares shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Purchaser Common Shares shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Purchaser. In lieu of the issuance of any such fractional share, Purchaser shall pay to each former shareholder of Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the volume-weighted average, rounded to the nearest one tenth of a cent, of the closing sale prices of Purchaser Common Shares based on information reported by The NASDAQ Stock Market (the “Nasdaq”) for the five trading days ending on the penultimate trading day preceding the Effective Time by (ii) the fraction of a share (after taking into account all Company Common Shares held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Purchaser Common Shares to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

1.5    Restricted Stock and Stock Options.

(a)    At the Effective Time, all outstanding restricted shares of Company Common Shares awarded under a restricted stock award agreement (each, a “Company Restricted Share”) granted in accordance with Company’s 2015 Omnibus Equity Plan (“Company Stock Plan”) shall vest in full and be considered an issued and outstanding Company Common Share.

(b)    Prior to the Effective Time, the Board of Directors of Company or Compensation Committee of the Board of Directors of Company, as applicable, shall adopt resolutions and take such other action necessary, if any, to effectuate the provisions of Section 1.5(a).

(c)     As of the date hereof there are no outstanding and unexercised employee or director options to purchase Company Common Shares.

1.6    Articles of Organization and Operating Agreement of the Surviving Company. The articles of organization and operating agreement of the Surviving Company shall be the articles of organization and operating agreement of Merger Sub as in effect immediately prior to the Effective Time, until duly amended in accordance with the terms thereof and applicable Law.

1.7    Managers and Officers. The managers of Merger Sub immediately prior to the Effective Time shall be the managers of the Surviving Company and shall hold office until their respective successors are duly appointed, or their earlier death, resignation or removal. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company and shall hold office until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal.

1.8    The Bank Merger. As soon as practicable after the execution of this Agreement, Company and Purchaser shall cause The Cortland Savings and Banking Company (“Company Bank”) and The Farmers National Bank of Canfield (“Purchaser Bank”), respectively, to enter into a bank merger agreement, the form of which is attached to this Agreement as Exhibit “A” (the “Bank Merger Agreement”), and which provides for the merger of Company Bank with and into Purchaser Bank (the “Bank Merger”), in accordance with applicable Laws and the terms of the Bank Merger Agreement and as soon as practicable after consummation of the Merger. Purchaser Bank will be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Company Bank will cease. Prior to the Effective Time, Company will cause Company Bank, and Purchaser will cause Purchaser Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Bank Merger. The Bank Merger Agreement provides that the directors of Purchaser Bank immediately prior to the Bank Merger shall remain the directors of Purchaser Bank upon consummation of the Bank Merger.

1.9    Effect on Purchaser Common Shares. Each Purchaser Common Share outstanding immediately prior to the Effective Time will remain outstanding.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1    Exchange Agent. Prior to the Effective Time, Purchaser shall appoint Computershare Investor Services pursuant to an agreement (the “Exchange Agent Agreement”) to act as exchange agent (the “Exchange Agent”) hereunder.

2.2    Delivery of Merger Consideration. At or prior to the Effective Time, Purchaser and Merger Sub shall (a) authorize the Exchange Agent to deliver an aggregate number of Purchaser Common Shares equal to the aggregate Stock Consideration payable in Purchaser Common Shares to holders of Company Common Shares pursuant to Section 1.4(b)(ii), and (b) deposit, or cause to be deposited with, the Exchange Agent an amount in cash equal to (i) the aggregate Cash Consideration payable to holders of Company Common Shares pursuant to Section 1.4(b)(i) and (ii) to the extent then determinable, any cash payable to holders of Company Common Shares in lieu of fractional shares pursuant to Section 1.4(g) (the amounts described in this clause (b), collectively, the “Exchange Fund”). The Exchange Fund will be held in trust for the holders of Company Common Shares until distributed to such holders pursuant to this Agreement.

2.3    Election and Exchange Procedures. Each holder of record of Company Common Shares (other than Company Common Shares owned directly by Company (other than Trust Account Shares and DPC Shares) or Purchaser and Dissenting Shares), whose Company Common Shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 at the Effective Time and any cash in lieu of fractional Purchaser Common Shares (each, a “Holder”) shall have the right, subject to the limitations set forth in this Article II, to exchange those Company Common Shares for Merger Consideration in accordance with the following procedures:

(a)    Each Holder may specify in a request made in accordance with the provisions of this Section 2.3 (an “Election”) (i) the number of whole Company Common Shares owned by such Holder with respect to which such Holder desires to make a Stock Election, and (ii) the number of whole Company Common Shares owned by such Holder with respect to which such Holder desires to make a Cash Election. Purchaser shall prepare a form reasonably acceptable to Company (the “Form of Election”) which shall be mailed to Company’s shareholders entitled to vote at the Company Shareholders’ Meeting so as to permit Company’s shareholders to exercise their right to make an Election prior to the Election Deadline.

(b)    Purchaser shall prepare a letter of transmittal in such form as is reasonably acceptable to Company and as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”), which shall accompany the Form of Election and specify that delivery shall be effected, and risk of loss and title to Certificate(s) or evidence of Book-Entry Shares shall pass, only upon delivery of Certificate(s) or evidence of Book-Entry Shares (or affidavits of loss in lieu of such Certificates) to the Exchange Agent, and which shall be mailed to Company’s shareholders entitled to vote at the Company Shareholders’ Meeting so as to permit Company’s shareholders to exchange their Company Common Shares for the Merger Consideration.

(c)    Purchaser shall make the Form of Election and Letter of Transmittal to Company shareholders at the time that the Proxy Statement is made available to Company shareholders and shall use all reasonable efforts to make available as promptly as possible a Form of Election and Letter of Transmittal to any shareholder of Company who requests such following the initial mailing of the Forms of Election and Letters of Transmittal and prior to the Effective Time. In no event shall the Forms of Election and Letters of Transmittal be made available less than 20 days prior to the Company Shareholders’ Meeting.

(d)    Any Election shall have been made properly only if the Exchange Agent shall have received, by 5:00 p.m. local time in the city in which the principal office of such Exchange Agent is located, on the date of the Election Deadline, a Form of Election and Letter of Transmittal properly completed and signed and accompanied by Certificates (or affidavits of loss in lieu of such Certificates) or evidence of Book-Entry Shares to which such Form of Election relates or by an appropriate customary guarantee of delivery of such Certificates or evidence of Book-Entry Shares, as set forth in such Form of Election and Letter of Transmittal, from a member of any registered national securities exchange or a commercial bank or trust company in the United States; provided, that such Certificates or evidence of Book-Entry Shares are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery. Failure to deliver Company Common Shares covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Purchaser, in its sole discretion. As used herein, “Election Deadline” means 5:00 p.m. on the date that is the day prior to the date of Company Shareholders’ Meeting, as may be extended by agreement of Company and Purchaser. Company and Purchaser shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than 15 business days before and at least five business days prior to the Election Deadline.

(e)    Any Company shareholder may, at any time prior to the Election Deadline, change his or her Election by written notice received by the Exchange Agent prior to the Election Deadline, accompanied by a properly completed and signed, revised Form of Election. If Purchaser shall determine in its reasonable discretion that any Election is not properly made with respect to any Company Common Shares, such Election shall be deemed to be not in effect, and the Company Common Shares covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f)    Any Company shareholder may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline, or by withdrawal prior to the Election Deadline of his or her Certificates or evidence of Book-Entry Shares, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Elections shall be revoked automatically, and the Certificates returned to the applicable shareholders, if the Exchange Agent is notified in writing by Purchaser or Company that this Agreement has been terminated in accordance with Article VIII.

(g)    Purchaser, in the exercise of its reasonable discretion, shall have the right to make all determinations, consistent with the terms of this Agreement, governing (i) the validity of the Letters of Transmittal and compliance by any Holder with the procedures set forth therein and herein, (ii) the issuance and delivery of certificates representing Stock Consideration for Company Common Shares converted in the Merger, (iii) the method of payment of the Cash Consideration for Company Common Shares converted in the Merger, and (iv) the method of payment of cash in lieu of fractional Purchaser Common Shares where the Holder of the applicable Certificate has no right to receive whole Purchaser Common Shares.

(h)    A Holder who has returned to the Exchange Agent prior to the Effective Time a properly completed Letter of Transmittal, accompanied by the Holder’s Certificate(s) or Book-Entry Shares, will be entitled to receive, as soon as practicable after the Effective Time, the Merger Consideration, determined as provided in Section 1.4. Until so surrendered, each such Certificate or Book-Entry Shares shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the applicable Merger Consideration and any cash in lieu of fractional Purchaser Common Shares to be issued or paid in consideration therefor upon surrender of such Certificate or Book-Entry Shares in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(i)    As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each Holder who theretofore has not submitted such Holder’s Certificates or evidence of Book-Entry Shares (i) a Letter of Transmittal, and (ii) instructions for use in surrendering Certificate(s) or evidence of Book-Entry Shares in exchange for the Merger Consideration, any cash in lieu of fractional shares of Purchaser Common Shares to be issued or paid in consideration therefor, and any dividends or distributions to which such Holder is entitled pursuant to Section 2.3(j). Holders who surrender to the Exchange Agent Certificate(s) or Book-Entry Shares, accompanied by properly completed Letters of Transmittal, after the Effective Time will receive the Merger Consideration, determined as provided in Section 1.4, as promptly as practicable after such receipt by the Exchange Agent.

(j)    No dividends or other distributions with respect to Purchaser Common Shares shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the Purchaser Common Shares represented thereby, in each case unless and until the surrender of such Certificate or Book-Entry Shares occurs in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such Certificate or Book-Entry Shares in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole number of Purchaser Common Shares represented by such Certificate or Book-Entry Shares and paid prior to such surrender date, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to the whole number of Purchaser Common Shares represented by such Certificate or Book-Entry Shares with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Purchaser Common Shares issuable with respect to such Certificate or Book-Entry Shares.

(k)    In the event of a transfer of ownership of a Certificate or Book-Entry Shares representing Company Common Shares that is not registered in the stock transfer records of Company, the Merger Consideration (including cash in lieu of fractional Purchaser Common Shares) shall be issued or paid in exchange therefor to a Person other than the Person in whose name the Certificate or Book-Entry Shares so surrendered is registered if the Certificate or Book-Entry Shares formerly representing such Company Common Shares shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or Book-Entry Shares, or establish to the reasonable satisfaction of Purchaser that the Tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, Purchaser) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of Company Common Shares such amounts as the Exchange Agent or Purchaser, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Purchaser, as the case may be, and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Shares in respect of whom such deduction and withholding was made by the Exchange Agent or Purchaser, as the case may be.

(l)    After the Effective Time, there shall be no transfers on the share transfer books of Company of the Company Common Shares that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Company Common Shares that occurred prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares representing such Company Common Shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration and any cash in lieu of fractional Purchaser Common Shares to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

(m)    Any portion of the Exchange Fund that remains unclaimed by the Holders as of the one-year anniversary of the Effective Time may be paid to Purchaser. In such event, any Holder who has not theretofore complied with this Article II shall thereafter look only to Purchaser with respect to the Merger Consideration, any cash in lieu of any fractional shares, and any unpaid dividends and distributions on the Purchaser Common Shares deliverable in respect of each Company Common Share held by such Holder as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Purchaser, the Surviving Company, the Exchange Agent or any other Person shall be liable to any former holder of Company Common Shares for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(n)    In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in such amount as the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate (provided, that such bond requirement may be waived by Purchaser if substituted with an unqualified indemnity from any Company shareholder owning five or fewer Company Common Shares), the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration deliverable in respect thereof in accordance with the terms of this Agreement, including requirements of this Article II.

(o)    Anything contained in this Agreement or elsewhere to the contrary notwithstanding, if any holder of Company Common Shares dissents from the Merger pursuant to, and properly follows such other procedures as may be required by, Section 1701.85 of the OGCL and is thereby entitled to appraisal rights thereunder (a “Dissenting Shareholder”), then any Company Common Shares held by such Dissenting Shareholder (“Dissenting Shares”) shall be extinguished but shall not be converted into the right to receive Merger Consideration. Instead, such Dissenting Shares shall be entitled only to such rights (and shall have such obligations) as are provided in Section 1701.85 of the OGCL. Company shall give Purchaser prompt notice upon receipt by Company of any such demands for payment of the fair cash value of such Company Common Shares, any withdrawals of such notice and any other instruments provided pursuant to applicable Law. Notwithstanding the above, in the event that a Dissenting Shareholder subsequently withdraws a demand for payment, fails to comply fully with the requirements of the OGCL, or otherwise fails to establish the right of such Dissenting Shareholder to be paid the value of such Dissenting Shareholder’s shares under the OGCL, the Dissenting Shareholder’s Dissenting Shares shall be deemed to be converted into the right to receive, with respect to Company Common Shares the Cash Consideration and/or the Stock Consideration, as determined by Purchaser in its sole discretion. Company shall not, except with the prior written consent of Purchaser, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect appraisal rights under the OGCL. Company shall give Purchaser the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands. Any payments made in respect of Dissenting Shares shall be made by the Surviving Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as Previously Disclosed, Company hereby represents and warrants to Purchaser as follows:

3.1    Corporate Organization.

(a)    Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Ohio. Company has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company. Company is duly registered as a financial holding company under the Bank Holding Company Act of 1956 (“BHC Act”).

(b)    True, complete and correct copies of the Articles of Incorporation, as amended, of Company (the “Company Articles”) and the Code of Regulations, as amended, of Company (the “Company Code”), as in effect as of the date of this Agreement, have been made available to Purchaser prior to the date hereof.

(c)    Company has Previously Disclosed a list of all its Subsidiaries. Each Subsidiary of Company (i) is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and (iii) except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. As used in this Agreement, the term “Subsidiary,” when used with respect to either party, shall mean a corporation, association or other business entity of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof. The deposit accounts of each of Company’s Subsidiaries that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due. The articles of incorporation, code of regulations and similar governing documents of each “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act) of Company, copies of which have been made available to Purchaser, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement. Company has also Previously Disclosed a list of all Persons with respect to which Company or its Subsidiaries own 5% or more of any class of capital stock or other equity interest, other than equity interests held in a fiduciary capacity, which list shall set forth the amount and form of ownership of Company or its applicable Subsidiary in each such Affiliate.

3.2    Capitalization.

(a)    The authorized capital stock of Company consists of 20,000,000 Company Common Shares, of which, as of even date herewith (the “Company Capitalization Date”), 4,256,561 Company Common Shares were issued and outstanding, which amount includes all Company Common Shares that Company has reserved for issuance pursuant to restricted stock award agreements for Company Restricted Shares awarded in accordance with the Company Stock Plan. As of the Company Capitalization Date, no Company Common Shares were reserved for issuance except for 80,839 Company Restricted Shares awarded pursuant to restricted stock award agreements issued in accordance with the Company Stock Plan. All of the issued and outstanding Company Common Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of Company may vote (“Voting Debt”) are issued or outstanding. As of the date of this Agreement, Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of, any amount based on, any Company Common Shares or Voting Debt or any other equity securities of Company or any securities representing the right to purchase or otherwise receive any Company Common Shares or Voting Debt or other equity securities of Company, other than the Company Restricted Shares (“Equity Rights”).

(b)    As of the Company Capitalization Date, there are no contractual obligations of Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Company or any equity security of Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Company or its Subsidiaries or (ii) to register Company Common Shares or other securities under the Securities Act of 1933, as amended (the “Securities Act”). Section 3.2(b) of the Company Disclosure Schedule sets forth a true and complete list of all Company Restricted Shares awarded as of the Company Capitalization Date specifying, on a participant-by-participant basis, (i) the name of each participant, (ii) the number of Company Restricted Shares subject to each restricted stock award agreement awarded to each participant, (iii) the effective date of each restricted stock award agreement, and (iv) the vesting schedule, if any, for each Company Restricted Share subject to a restricted stock award agreement. There are no Company stock options outstanding as of the Company Capitalization Date. Other than the Voting Agreements, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any Company Common Shares or Voting Debt, other equity securities of Company or Equity Rights. Other than the Voting Agreement, there are no voting trusts, shareholder agreements, proxies or other agreements in effect that are binding on Company or with respect to which Company has Knowledge with respect to the voting or transfer of any Company Common Shares or Voting Debt, other equity securities of Company or Equity Rights.

(c)    Other than the Company Restricted Shares that are awarded as of the Company Capitalization Date as set forth in Section 3.2(b) of the Company Disclosure Schedule, no other equity-based awards or instruments are outstanding. Except as set forth in Section 3.2(c) of the Company Disclosure Schedule, since December 31, 2020 through the date hereof, Company has not (i) issued or repurchased any Company Common Shares or Voting Debt or other equity securities of Company or Equity Rights, or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on or related to the value of Company capital stock or any other equity-based awards. Company has not issued any Company stock options under any Company Stock Plan or otherwise with an exercise price that is less than the “fair market value” of the underlying shares on the date of grant, as determined for financial accounting purposes under GAAP. With respect to each award of a Company Restricted Share, (i) the award was made in accordance with the Company Stock Plan and all applicable Laws, and (ii) each such award of was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Company. Since December 31, 2020, except as specifically permitted or required by this Agreement or as Previously Disclosed, neither Company nor any of its Subsidiaries has (A) accelerated the vesting of or lapsing of restrictions with respect to any stock-based compensation awards or long-term incentive compensation awards, (B) with respect to executive officers of Company or its Subsidiaries, entered into or amended any employment, severance, change of control or similar agreement (including any agreement providing for the reimbursement of excise Taxes under Section 4999 of the Code), or (C) adopted or amended any material Company Benefit Plan.

(d)    All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Company are owned by Company, directly or indirectly, free and clear of any liens, pledges, charges, claims and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3    Authority; No Violation.

(a)    Company has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals and the Company Shareholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly adopted and approved by the Board of Directors of Company by a vote of at least two-thirds of the members of the Board of Directors of Company in office. The Board of Directors of Company has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Company and its shareholders and has directed that this

Agreement and the transactions contemplated hereby be submitted to Company’s shareholders for approval at a duly held Company Shareholders’ Meeting and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement and the transactions contemplated hereby by the affirmative vote of at least a majority of all the votes entitled to be cast by holders of Company Common Shares, no other corporate proceedings on the part of Company are necessary to approve this Agreement, or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Company and (assuming due authorization, execution and delivery by Purchaser and Merger Sub) constitutes the valid and binding obligations of Company, enforceable against Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).

(b)    Neither the execution and delivery of this Agreement by Company, nor the consummation by Company of the transactions contemplated hereby, nor compliance by Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the Company Articles or the Company Code or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any Law, judgment, order, injunction or decree applicable to Company, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, by-law or other instrument or obligation to which Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii), any such violation, conflict, breach, default, termination, cancellation, acceleration or creation as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company.

3.4    Consents and Approvals. Except for (a) filings of applications and notices with, and receipt of consents, authorizations, approvals, exemptions or non-objections from, the Securities and Exchange Commission (the “SEC”), state securities authorities, applicable securities, commodities and futures exchanges, and other industry self-regulatory organizations (each, an “SRO”), (b) the filing of any other required applications, filings or notices with the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the United States Office of the Comptroller of the Currency (the “OCC”), the FDIC, the Division of Financial Institutions of the Ohio Department of Commerce (“ODFI”), and any other foreign, federal or state banking agency, other regulatory, self-regulatory or enforcement authorities, or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each of the bodies set forth in clauses (a) and (b), a “Governmental Entity”) and approval of or non-objection to such applications, filings and notices (taken together with the items listed in clause (a), the “Regulatory Approvals”), (c) the filing with the SEC of a proxy statement in definitive form relating to the Company Shareholders’ Meeting (including any amendments or supplements thereto, the “Proxy Statement”) and of a registration statement on Form S-4 (or such other applicable form) (the “Form S-4”) in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4, (d) the filing of the Certificate of Merger with the Ohio Secretary of State, and (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the Purchaser Common Shares pursuant to this Agreement and approval of listing of such Purchaser Common Shares on the Nasdaq, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Company of the Merger or the Bank Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Company of this Agreement.

3.5    Reports. Except as set forth in Section 3.5 of the Company Disclosure Schedule, and as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, Company and each of its Subsidiaries have timely filed all reports, proxy statements and other materials, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2016 with (a) the Federal Reserve, (b) the FDIC, (c) the ODFI, (d) any other state regulatory authority, (e) the SEC, (f) any foreign regulatory authority, and (g) any applicable industry SRO (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2016, including any report or statement required to be filed pursuant to any applicable Laws, and all such reports, registration statements, proxy statements, other materials and amendments have complied in all material respects with all legal requirements relating thereto, and Company and its Subsidiaries have paid all fees and assessments due and payable in connection therewith.

3.6    Financial Statements.

(a)    Company has furnished to Purchaser the (i) audited consolidated financial statements of Company, consisting of consolidated balance sheets as of December 31, 2018, 2019, and 2020, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2018, 2019, and 2020, including the related notes and reports thereon of S.R. Snodgrass, P.C., and (ii) certain unaudited financial statements of the Company as of March 31, 2021 (collectively, all of such audited and unaudited consolidated financial statements are referred to as the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP during the periods involved (except as may be indicated in the notes thereto and for normal year-end adjustments) and present fairly, in all material respects, the consolidated financial condition, earnings and cash flows of Company and its consolidated Subsidiaries for the periods then ended. As of the date hereof, the books and records of Company and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, S.R. Snodgrass, P.C. has not resigned (or informed Company that it intends to resign) or been dismissed as independent public accountants of Company as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

(b)    Neither Company nor any of its Subsidiaries has incurred any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the Financial Statements or disclosed in a footnote thereto, (ii) liabilities incurred in the ordinary course of business consistent in nature and amount with past practice since December 31, 2020, (iii) liabilities which are not material individually or in the aggregate, (iv) in connection with this Agreement and the transactions contemplated hereby, or (v) as Previously Disclosed.

3.7    Broker’s Fees. Neither Company nor any of its Subsidiaries nor any of their respective officers, directors, employees or agents has utilized any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement, other than, as described further in Section 3.13, to Piper Sandler Companies pursuant to a letter agreement dated June 16, 2020, a true, complete and correct copy of which has been delivered previously to Purchaser.

3.8    Absence of Changes. Except as set forth in Section 3.8 of the Company Disclosure Schedule, since December 31, 2020, (a) Company and its Subsidiaries have not undertaken any of the actions prohibited by Section 5.2 had such Section been in effect at all times since such date, (b) Company and its Subsidiaries have conducted their business only in the ordinary course of business consistent with past practice, and (c) no event or events have occurred that had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to any party, a material adverse effect on (i) the financial condition, results of operations or business of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), a “Material Adverse Effect” shall not be deemed to include effects resulting from (A) changes after the date hereof in applicable GAAP or regulatory accounting requirement, or the enforcement, implementation or interpretation thereof, (B) changes after the date hereof in Laws of general applicability to companies in the industries in which such party and its Subsidiaries operate, (C) changes after the date hereof in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, or the occurrence of any military or terrorism attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which such party and its Subsidiaries operate, (D) failure, in and of itself, to meet earnings projections, but not including any underlying causes thereof, (E) the public disclosure of this Agreement and compliance with this Agreement, (F) any outbreak or escalation of hostilities, declared or undeclared acts of war, sabotage, or military action, (G) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of Employees, customers, suppliers, distributors or other having relationships with Company or its Subsidiaries, or (H) actions or omissions taken with the prior written consent of the other party to this Agreement except, with respect to clauses (A), (B), (C) and (F), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate), or (ii) the ability of such party to timely consummate the transactions contemplated by this Agreement.

3.9    Compliance with Applicable Law.

(a)    Except as set forth in Section 3.9(a) of the Company Disclosure Schedule, Company and each of its Subsidiaries hold, and since December 31, 2016 have at all times held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit or authorization or to pay such fees or assessments has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, and, to the Company’s Knowledge, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened in writing. Except where noncompliance would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, Company and each of its Subsidiaries have complied in all material respects with, and are not in default or violation in any material respect of, (i) any applicable Law, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and any other Law relating to discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, and when and if applicable the Sarbanes Oxley Act, and all Laws relating to broker dealers, investment advisors and insurance brokers, and (ii) any posted or internal privacy policies relating to data protection or privacy, including the protection of personal information, and neither Company nor any of its Subsidiaries has received since December 31, 2016 written notice of any, and to Company’s Knowledge there are no, material defaults or material violations of any applicable Law. For purposes of this Agreement, “Law” shall mean any federal, state or local law, statute, ordinance, rule, regulation, order, or undertaking to or agreement with any Governmental Entity.

(b)    Neither Company nor Company Bank has offered or engaged in providing any individual or corporate trust services or administers any accounts for which Company or Company Bank acts as a fiduciary, including, but not limited to, any accounts in which it serves as a trustee, agent, custodian, personal representative, guardian, conservator, or investment advisor.

3.10    State Takeover Laws. The Board of Directors of Company has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions any applicable provisions of any takeover Laws under the OGCL, including any “moratorium,” “control share,” “takeover,” “affiliated transaction,” “interested stockholder” or similar provisions under the OGCL or the Company Articles (collectively, the “Takeover Laws”). No “fair price” Law is applicable to this Agreement and the transactions contemplated hereby.

3.11    Company Benefit Plans.

(a)    Section 3.11(a) of the Company Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination, severance or other contracts or agreements to which Company or any Subsidiary or any of their respective ERISA Affiliates (as hereinafter defined) is a party, currently maintains, contributes to or sponsors for the benefit of any current or former employee, officer, director or independent contractor of Company or any Subsidiary or any of their respective ERISA Affiliates or for which Company or any Subsidiary could otherwise have any current or future material liability or material obligations (all such plans, programs, arrangements, contracts or agreements, whether or not listed in Section 3.11(a) of the Company Disclosure Schedule, collectively, the “Company Benefit Plans”).

(b)    Company has made available to Purchaser true, correct and complete copies of the following (as applicable) with respect to each Company Benefit Plan: (i) the written document evidencing such Company Benefit Plan or, if such Company Benefit Plan is not in writing, a written description of the material terms thereof, and all amendments, modifications or material supplements thereto, (ii) the annual report (Form 5500), if any, filed with the U.S. Internal Revenue Service (“IRS”) for the last two plan years, (iii) the most recently received IRS determination letter, if any, (iv) the most recently prepared actuarial report or financial statement, if any, (v) the most recent summary plan description, if any (or other descriptions of such Company Benefit Plan provided to Employees) and all modifications thereto, (vi) all material correspondence with the Department of Labor or the IRS, (vii) the most recent nondiscrimination tests performed under ERISA and the Code, (viii) all contracts with third-party administrators, compensation consultants and other service providers that related thereto, and (ix) any related trust agreements, insurance contracts or documents of any other funding arrangements relating thereto. Except as specifically provided in the foregoing documents delivered or made available to Purchaser, there are no amendments to any Company Benefit Plans that have been adopted or approved nor has Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Company Benefit Plans. No Company Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside of the United States.

(c)    Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. During the six years preceding the date of this Agreement, neither Company nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan, and, to Company’s Knowledge, except as disclosed in Section 3.11(c) of the Company Disclosure Schedule, no plan defect exists that would qualify for correction under any such program.

(d)    Each Company Benefit Plan that is a “nonqualified deferred compensation plan” as defined in Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”)

and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) been maintained and operated in good faith compliance with Section 409A of the Code and IRS Notice 2005-1, and (ii) been in documentary and operational compliance with a reasonable interpretation of Section 409A of the Code. No assets set aside for the payment of benefits under any Nonqualified Deferred Compensation Plan are held outside of the United States, except to the extent that substantially all of the services to which such benefits are attributable have been performed in the jurisdiction in which such assets are held.

(e)    Section 3.11(e) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Qualified Plan and the related trust that has not been revoked or threatened to be revoked, and, to Company’s Knowledge, no circumstances or events have occurred that would reasonably be expected to adversely affect the qualified status of any Qualified Plan or the related trust or increase the costs relating thereto. No trust funding any Plan is intended to meet the requirements of Code Section 501(c)(9).

(f)    None of Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is (i) subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or (ii) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); and none of Company or any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from such Multiemployer Plan or Multiple Employer Plan.

(g)    Except as set forth in Section 3.11(g) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current Employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code. Company and each of its Subsidiaries have reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree health or medical or life insurance coverage, and no representations or commitments, whether or not written, have been made that would limit Company’s or such Subsidiary’s right to amend, terminate or modify any such benefits.

(h)    All contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Company.

(i)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Company or any of its Subsidiaries, or result in any limitation on the right of Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

(j)    There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability (as hereinafter defined) that would be a material liability of Company, its Subsidiaries or any of their ERISA Affiliates following the Closing. Without limiting the generality of the foregoing, neither Company nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(k)    None of Company or any its Subsidiaries or any of their respective ERISA Affiliates or any Person now or previously employed by Company, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Company Benefit Plans or their related trusts, Company, any of its Subsidiaries, any of their respective ERISA Affiliates or any Person that Company or any of its Subsidiaries has an obligation to indemnify with respect to such prohibited transaction, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l)    There are no pending or, to Company’s Knowledge, threatened claims (other than claims for benefits in the ordinary course of business), lawsuits or arbitrations which have been asserted or instituted, and, to Company’s Knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans which could reasonably be expected to result in any material liability of Company or any of its Subsidiaries to the Pension Benefit Guaranty Corporation, the Department of Treasury, the Department of Labor, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Company Benefit Plan, or any other party.

(m)    Each individual who renders services to Company or any of its Subsidiaries who is classified by Company or such Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Company Benefit Plans) is properly so characterized.

(n)    Except as disclosed in Section 3.11(n) of the Company Disclosure Schedule, neither Company nor Company Bank maintains any compensation plans, programs or arrangements under which payment is reasonably likely to become non-deductible, in whole or in part, for tax reporting purposes as a result of the limitations under Section 162 (m) of the Code and the regulations issued thereunder, it being understood that Company makes no representation or warranty regarding the effect of the transactions contemplated by this Agreement or any actions taken by Purchaser or any of its subsidiaries or affiliates on the deductibility of any compensation under section 162 (m) of the Code and the regulations issued thereunder.

(o)    Definitions.

(i)    “Controlled Group Liability” means any liability (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412, 430 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, or (v) under corresponding or similar provisions of foreign Laws.

(ii)    “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

3.12    Approvals. As of the date of this Agreement, to Company’s Knowledge, there is no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

3.13    Opinion. The Board of Directors of Company has received the opinion of Piper Sandler Companies to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Company Common Shares.

3.14    Loan Put-Backs. Except as set forth in Section 3.14 of the Company Disclosure Schedule, Company has Previously Disclosed to Purchaser all claims for repurchases by Company or any of its Subsidiaries of home mortgage loans that were sold to third parties by Company or its Subsidiaries during the past five years that are outstanding or currently threatened in writing, and Company has no reason to believe that it may be required to repurchase any material dollar volume of home mortgage loans sold to third parties by Company or its Subsidiaries. None of the agreements pursuant to which Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

3.15    Legal Proceedings.

(a)    There is no suit, action, investigation, claim, proceeding or review pending, or to Company’s Knowledge, threatened against or affecting Company or any of its Subsidiaries or any of the current or former directors or executive officers of Company or any of its Subsidiaries (and Company is not aware of any basis for any such suit, action, investigation, claim, proceeding or review) (i) that involves a Governmental Entity, or (ii) that, individually or in the aggregate, is (A) material to it and its Subsidiaries, taken as a whole, or is reasonably likely to result in a material restriction on its or any of its Subsidiaries’ businesses or, after the Effective Time, the business of Purchaser, Surviving Company or any of their affiliates, or (B) reasonably likely to materially prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement. There is no injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by Company, any of its Subsidiaries or the assets of Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Purchaser or any of its affiliates) that is or could reasonably be expected to be material to Company or any of its Subsidiaries.

(b)    Since December 31, 2016, (i) there have been no subpoenas, written demands, or document requests received by Company, any of its Subsidiaries or any affiliate of Company or any of its Subsidiaries from any Governmental Entity, except such as are received in the ordinary course of business consistent with past practice or as are not, individually or in the aggregate, material to Company and its Subsidiaries taken as a whole, and (ii) no Governmental Entity has requested that Company or any of its Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, or document request. Neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2016, a recipient of any supervisory letter from, or since December 31, 2016, has adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Entity that currently (x) restricts the conduct of its business, or (y) relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated financial holding companies or their Subsidiaries (each item in this sentence, whether or not set forth in the Company Disclosure Schedule, a “Regulatory Agreement”), nor has Company or any of its Subsidiaries been advised in writing since December 31, 2016 by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Regulatory Agreement.

3.16    Material Contracts.

(a)    Except as Previously Disclosed, neither Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (each, whether or not Previously Disclosed, a “Material Contract”): (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K; (ii) any employment, severance, termination, consulting, or retirement contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (iii) any contract relating to the borrowing of money by Company or any of its Subsidiaries or the guarantee by Company or any of its Subsidiaries of any such obligation (other than contracts evidencing deposit liabilities, purchases of federal funds and Federal Home Loan Bank advances of depository institution Subsidiaries and ordinary course trade payables not past due) in excess of $100,000, (iv) any contract that contains any non-competition or non-solicitation arrangements or other arrangements or obligations that purport to limit or restrict in any respect the ability of Company or its affiliates (including, following consummation of the transactions contemplated hereby, Purchaser or any of its affiliates) to solicit customers or the manner in which, or the localities in which, all or any portion of the business of Company and its affiliates (including, following consummation of the transactions contemplated hereby, Purchaser or any of its affiliates) is or could be conducted, (v) any contract not terminable by Company, without penalty or other incremental expense in excess of $50,000, with less than 90 days’ notice relating to the purchase or sale of any goods or services by Company or any of its Subsidiaries (other than contracts entered into in the ordinary course of business consistent with past practice and involving payments under any individual contract not in excess of $50,000 or involving Loans, borrowings or guarantees originated or purchased by Company or any of its Subsidiaries in the ordinary course of business consistent with past practice), (vi) any contract not terminable by Company without penalty or other incremental expense in excess of $50,000, with less than 90 days’ notice which obligates Company or any of its affiliates (or, following the consummation of the Merger, Purchaser or any of its affiliates) to conduct business with any third party on an exclusive or preferential basis, (vii) any contract not terminable by Company without penalty or other incremental expense in excess of $50,000, with less than 90 days’ notice which requires referrals of business or requires Company or any of its Subsidiaries to make available investment opportunities to any Person on a priority or exclusive basis, (viii) any contract not terminable by Company without penalty or other incremental expense in excess of $50,000, with less than 90 days’ notice which grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Company or any of its Subsidiaries, (ix) any contract which limits the payment of dividends by Company or any of its Subsidiaries, (x) any contract pursuant to which Company or any of its Subsidiaries has agreed with any third parties to become a member of, manage or control a joint venture, partnership, limited liability company or other similar entity, (xi) any contract pursuant to which Company or any of its Subsidiaries has agreed with any third party to a change of control transaction such as an acquisition, divestiture or merger and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect, (xii) any contract which relates to any material Intellectual Property of or used by Company or any of its Subsidiaries, (xiii) any contract between Company or any of its Subsidiaries, on the one hand, and (a) any officer or director of Company or any of its Subsidiaries, (b) to the Company’s Knowledge, any affiliate or family member of any such officer or director or (c) any other affiliate of Company, on the other hand, except those of a type available to Employees of Company generally, or (xiv) any contract that provides for payments to be made by Company or any of its Subsidiaries upon a change in control thereof or a termination of such contract in excess of $50,000. For purposes of this Agreement, “Person” shall mean any individual, bank, corporation, partnership, limited liability company, association, joint venture or other organization, whether an incorporated or unincorporated organization, or Governmental Entity.

(b)    Each Material Contract is a valid and legally binding agreement of Company or one of its Subsidiaries, as applicable, and, to Company’s Knowledge, the counterparty or counterparties thereto, is enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception) and is in full force and effect. Company and each of its Subsidiaries has duly performed all material obligations required to be performed by it prior to the date hereof under each Material Contract, neither Company nor any of its Subsidiaries, and, to Company’s Knowledge, any counterparty or counterparties, is in material breach or violation of any provision of any Material Contract, and no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of Company or any of its Subsidiaries under any such Material Contract or provide any party thereto with the right to terminate such Material Contract. Company has provided true and complete copies of each Material Contract to Purchaser prior to the date hereof.

3.17    Environmental Matters. Except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company and its Subsidiaries, and to the Company’s Knowledge, (a) Company and its Subsidiaries have complied with all applicable Laws relating to: (i) the protection or restoration of the environment, health, safety or natural resources; (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance; and (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property involving any hazardous substance (“Environmental Laws”); (b) there are no proceedings, claims, actions, or investigations of any kind, pending or threatened in writing, by any Person, court, agency, or other Governmental Entity or any arbitral body, against Company or its Subsidiaries relating to any Environmental Law and there is no reasonable basis for any such proceeding, claim, action or investigation; (c) there are no agreements, orders, judgments, indemnities or decrees by or with Company or its Subsidiaries, and any Person, court, regulatory agency or other Governmental Entity, that could impose any liabilities or obligations under or in respect of any Environmental Law; (d) there are, and have been, no hazardous substances or other environmental conditions at any property under circumstances which could reasonably be expected to result in liability to or claims against Company or its Subsidiaries relating to any Environmental Law; and (e) there are no reasonably anticipated future events, conditions, circumstances, practices, plans, or legal requirements that could give rise to obligations or liabilities to Company and its Subsidiaries under any Environmental Law.

3.18    Taxes. Company and each of its Subsidiaries (a) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined below) required to be filed by them and all such filed Tax Returns are complete and accurate in all material respects; and (b) have timely paid all material Taxes (as defined below) that are required to have been paid or that Company or any of its Subsidiaries are obligated to have withheld from amounts owing to any employee, creditor or third party and to have paid, except with respect to matters contested in good faith and for which adequate reserves have been established and reflected on the financial statements of Company or its Subsidiaries. None of the material Tax Returns pertaining to Company or any of its Subsidiaries are currently under any audit, suit, proceeding, examination or assessment by the IRS or the relevant state, local or foreign Tax authority and neither Company nor any of its Subsidiaries has received written notice from any Tax authority that an audit, suit, proceeding, examination or assessment in respect of such Tax Returns or matters pertaining to Taxes is pending or threatened. Company has not received written notice of any material deficiencies asserted or assessments made against Company or any of its Subsidiaries that have not been paid or resolved in full. Company has not received any written notice of any claim against Company or any of its Subsidiaries by any Tax authority in a jurisdiction where Company or such Subsidiary does not file Tax Returns that Company or such Subsidiary is or may be subject to taxation by that jurisdiction. No Liens for Taxes exist with respect to any of the assets of Company or any of its Subsidiaries, except for

Liens for Taxes not yet due and payable. Neither Company nor any of its Subsidiaries has entered into, or obtained, as applicable, any material closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings with any Tax authority, nor have any been issued by any Tax authority, in each case that have any continuing effect. None of Company or any of its Subsidiaries have been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Each of Company and its Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither Company nor any of its Subsidiaries (i) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than a group of which Company was the common parent, (ii) has any liability for a material amount of Taxes of any Person (other than Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise or (iii) is a party to or bound by any Tax sharing or allocation agreement or has any other current contractual obligation to indemnify any other Person with respect to Taxes (other than such an agreement or arrangement exclusively between or among Company and its Subsidiaries). Neither Company nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b)(2). Neither Company nor any of its Subsidiaries has been a “distributing corporation” or “controlled corporation” in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law). Neither Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business). As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all United States federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other Taxes, duties or like assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) supplied or required to be supplied to a Tax authority relating to Taxes.

3.19    Reorganization. Company has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.20    Intellectual Property. Except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company and its Subsidiaries:

(a)    Each of Company and its Subsidiaries, to Company’s Knowledge (i) owns (beneficially and of record, where applicable), free and clear of all Liens, other than non-exclusive licenses entered into in the ordinary course of business consistent with past practice, all right, title and interest in and to its respective Owned Intellectual Property, and (ii) has valid and sufficient rights and licenses to all of the Licensed Intellectual Property. To the Company’s Knowledge, the Owned Intellectual Property is subsisting, valid and enforceable. To the Company’s Knowledge, the Owned Intellectual Property and the Licensed Intellectual Property constitute all Intellectual Property used in or necessary for the operation of the respective businesses of Company and each of its Subsidiaries as presently conducted. To Company’s Knowledge, each of Company and its Subsidiaries has sufficient rights to use all Intellectual Property used in its respective business as presently conducted.

(b)    To Company’s Knowledge, the operation by Company and each of its Subsidiaries of their respective businesses as presently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third Person, and since December 31, 2016, no Person has asserted in writing that Company or any of its Subsidiaries has materially infringed, misappropriated or otherwise violated any third Person’s Intellectual Property rights. To Company’s Knowledge, no third Person has infringed, misappropriated or otherwise violated any of Company’s or any of its Subsidiary’s rights in the Owned Intellectual Property.

(c)    Company and each of its Subsidiaries has taken reasonable measures to protect (i) their rights in their respective Owned Intellectual Property and (ii) the confidentiality of all Trade Secrets that are owned, used or held by Company or any of its Subsidiaries, and to Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to appropriate non-disclosure agreements which have not been breached. To Company’s Knowledge, no Person has gained unauthorized access to Company’s or its Subsidiaries’ IT Assets.

(d)    Company’s and each of its Subsidiaries’ respective IT Assets operate and perform in all material respects as reasonably required by Company and each of its Subsidiaries in connection with their respective businesses and have not materially malfunctioned or failed within the past two years. To Company’s Knowledge, Company and each of its Subsidiaries has implemented reasonable backup, security and disaster recovery technology and procedures consistent with industry practices. To Company’s Knowledge, Company and each of its Subsidiaries is compliant with their own privacy policies and commitments to their respective customers, consumers and employees, concerning data protection and the privacy and security of personal data and the nonpublic personal information of their respective customers, consumers and employees.

(e)    For purposes of this Agreement,

(i)    “Intellectual Property” means any and all: (A) trademarks, service marks, brand names, collective marks, Internet domain names, logos, symbols, trade dress, trade names, business names, corporate names, slogans, designs and other indicia of origin, together with all translations, adaptations, derivations and combinations thereof, all applications, registrations and renewals for the foregoing, and all goodwill associated therewith and symbolized thereby; (B) patents and patentable inventions (whether or not reduced to practice), all improvements thereto, and all invention disclosures and applications therefor, together with all divisions, continuations, continuations-in-part, revisions, renewals, extensions, reexaminations and reissues in connection therewith; (C) confidential proprietary business information, trade secrets and know-how, including processes, schematics, business and other methods, technologies, techniques, protocols, formulae, drawings, prototypes, models, designs, unpatentable discoveries and inventions (“Trade Secrets”); (D) copyrights in published and unpublished works of authorship (including databases and other compilations of information), and all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (E) other intellectual property rights.

(ii)    “IT Assets” means, with respect to any Person, the computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data, data communications lines, and all other information technology equipment, and all associated documentation owned by such Person or such Person’s Subsidiaries.

(iii)    “Licensed Intellectual Property” means the Intellectual Property owned by third Persons that is used in or necessary for the operation of the respective businesses of Company or Purchaser, as the case may be, and each of its respective Subsidiaries as presently conducted.

(iv)    “Owned Intellectual Property” means Intellectual Property owned or purported to be owned by Company or Purchaser, as the case may be, or any of its respective Subsidiaries.

3.21    Properties. Company or one of its Subsidiaries (a) has good and, as to real property, marketable title to all the material properties and assets reflected in either the latest audited balance sheet or latest interim balance sheet included in the Financial Statements as being owned by Company or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice) (the “Company Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due or which are contested in good faith and for which adequate reserves have been taken, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, building or use restrictions, zoning and other similar encumbrances that do not in the aggregate materially affect the use of the properties or assets subject thereto or affected thereby or otherwise in the aggregate materially impair business operations at such properties and (iv) such exceptions, defects, imperfections or irregularities of title or Liens as do not in the aggregate materially affect the use of the properties or assets subject thereto or affected thereby or otherwise in the aggregate materially impair business operations at such properties (collectively, “Company Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in either the Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the Company Owned Properties that constitute real property, the “Company Real Property”), free and clear of all Liens of any nature whatsoever, except for Company Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Company’s Knowledge, the lessor. There are no pending or, to the Company’s Knowledge, threatened (in writing) condemnation proceedings against the Company Real Property.

3.22    Insurance. Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Company reasonably has determined to be prudent and consistent with industry practice. Company and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and Employees of Company and its Subsidiaries, Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.23    Accounting and Internal Controls.

(a)    The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in the following sentence. Company and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Company has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) reasonably intended to ensure that material information relating to Company and its Subsidiaries is made known to its management by others within those entities.

(b)    Company’s management completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the years ended December 31, 2019 and 2020, and such assessments concluded that such controls were effective. Company has Previously Disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of its Board of Directors, and has described in Section 3.23(b) of the Company Disclosure Schedule: (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (B) any fraud, whether or not material, that involves management or other Employees who have a significant role in its internal controls over financial reporting.

(c)    Since December 31, 2016, (A) neither Company nor any of its Subsidiaries nor, to Company’s Knowledge, any director, officer, auditor, accountant or Representative of Company or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Company or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to its Board of Directors or any committee thereof or to any of its directors or officers.

3.24    Derivatives. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Company or for the account of a customer of the Company Bank, were entered into in the ordinary course of business and in all material respects in accordance with applicable rules, regulations and policies of the applicable regulatory authority and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Company or Company Bank enforceable in accordance with their terms, subject to the Bankruptcy and Equity Exception, and are in full force and effect. Company and Company Bank have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Company’s Knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.25    Labor. (a) Neither Company nor any of its Subsidiaries is or since December 31, 2016, has been a party to any collective bargaining agreement, labor union contract, or trade union agreement (each a “Collective Bargaining Agreement”); (b) no employee is represented by a labor organization for purposes of collective bargaining with respect to Company or any of its Subsidiaries; (c) to the Company’s Knowledge, as of the date hereof, there are no activities or proceedings of any labor or trade union to organize any employees of Company or any of its Subsidiaries; (d) no Collective Bargaining Agreement is being negotiated by Company or any of its Subsidiaries; (e) as of the date hereof, there is no strike, lockout, slowdown, or work stoppage against Company or any of its Subsidiaries pending or, to the Company’s Knowledge , threatened, that may interfere in any material respect with the respective business activities of Company or any of its Subsidiaries; (f) to the Company’s Knowledge, there is no pending charge or complaint against Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity; and (g) Company and its Subsidiaries have complied with all Laws regarding employment and employment practices, terms and conditions of employment and wages and hours and other Laws in respect of any reduction in force, including notice, information and consultation requirements.

3.26    Loans; Loan Matters.

(a)    As of most recent calendar quarter end, neither Company nor any of its Subsidiaries is a party to any written or oral (i) loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), (x) the unpaid principal balance of which exceeds $50,000, and under the terms of which the obligor was 90 days or more delinquent in payment of principal or interest or (y) to the Company’s Knowledge, the unpaid principal balance of which exceeds $50,000 and which the obligor is in material default of any other provision under such Loan (for purposes of this clause (y), the failure of a borrower to deliver financial and other data on a timely basis to Company as required by the relevant loan agreement shall not be deemed a material default), or (ii) Loan with any director, executive officer or 5% or greater shareholder of Company or any of its Subsidiaries, or to the Company’s Knowledge, any Person controlling, controlled by or under common control with any of the foregoing. Section 3.26(a) of the Company Disclosure Schedule sets forth (i) all of the Loans in original principal amount in excess of $50,000 of Company or any of its Subsidiaries that, as of the most recent calendar quarter end, were classified (whether regulatory or internal) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan as of such date and the identity of the borrower thereunder, (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of Company and its Subsidiaries that as of most recent quarter end, were classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category, (iii) each Loan for which Company or any Subsidiary has afforded any payment accommodation, forbearance, or otherwise modified or amended in accordance with the Coronavirus Aid, Relief, and Economic Security Act or otherwise as a result of the effects of COVID-19, and (iv) each asset of Company that as of the most recent calendar quarter end, was classified as “Other Real Estate Owned” and the book value thereof as of such date.

(b)    Each Loan currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are, in all material respects, true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to Company’s Knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception). The notes or other credit or security documents with respect to each such outstanding Loan were in compliance with all applicable Laws at the time of origination or purchase by Company or its Subsidiaries and are complete and correct in all material respects. Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained in all material respects in accordance with the relevant notes or other credit or security documents, Company’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with the requirements under all applicable Laws.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB

Except as Previously Disclosed, Purchaser and Merger Sub hereby jointly and severally represent and warrant to Company as follows:

4.1    Corporate Organization. Purchaser is a corporation duly formed, validly existing and in good standing under the laws of the State of Ohio. Merger Sub is a limited liability company duly organized and in good standing under the laws of the State of Ohio. Purchaser has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Purchaser is duly registered as a bank holding company under the BHC Act.

4.2    Capitalization. The authorized capital stock of Purchaser consists of 50,000,000 Purchaser Common Shares of which, as of April 30, 2021 (the “Purchaser Capitalization Date”), 28,308,394 were issued and outstanding. As of the Purchaser Capitalization Date, no Purchaser Common Shares were authorized for issuance upon exercise of options issued pursuant to employee and director stock plans of Purchaser or a Subsidiary of Purchaser in effect as of the date of this Agreement (the “Purchaser Stock Plans”). All of the issued and outstanding Purchaser Common Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, no Voting Debt of Purchaser is issued or outstanding. As of the Purchaser Capitalization Date, except pursuant to this Agreement and the Purchaser Stock Plans, Purchaser does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any Purchaser Common Shares, Voting Debt of Purchaser or any other equity securities of Purchaser or any securities representing the right to purchase or otherwise receive any Purchaser Common Shares or Voting Debt of Purchaser or other equity securities of Purchaser. The Purchaser Common Shares to be issued pursuant to the Merger have been reserved for issuance, and when issued, will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights.

4.3    Authority; No Violation.

(a)    Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Merger Sub has the full limited liability company power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly adopted and approved by the Board of Directors of Purchaser by a vote of at least two-thirds of the members of the Board of Directors of Purchaser in office and the managers and members of Merger Sub to the extent required by applicable Law. This Agreement has been duly and validly executed and delivered by Purchaser and Merger Sub and (assuming due authorization, execution and delivery by Company) constitutes the valid and binding obligation of Purchaser and Merger Sub, enforceable against Purchaser and Merger Sub in accordance with its terms (subject to the Bankruptcy and Equity Exception).

(b)    Neither the execution and delivery of this Agreement by Purchaser or Merger Sub, nor the consummation by Purchaser or Merger Sub of the transactions contemplated hereby, nor compliance by Purchaser or Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the articles of incorporation or code of regulations of Purchaser or the articles of organization or operating agreement of Merger Sub, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any other Law, judgment, order, injunction or decree applicable to Purchaser, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Purchaser or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Purchaser or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii), any such violation, conflict, breach, default, termination, cancellation, acceleration or creation as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser.

4.4    Consents and Approvals. Except for (a) the Regulatory Approvals, (b) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the Form S-4, (c) the filing of the Certificate of Merger with the Ohio Secretary of State, and (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the Purchaser Common Shares pursuant to this Agreement and approval of listing of such Purchaser Common Shares on the Nasdaq, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Purchaser of this Agreement or with the consummation by Purchaser of the Merger or by Purchaser Bank of the Bank Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Purchaser of this Agreement.

4.5    Reports.

(a)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser, Purchaser and each of its Subsidiaries have timely filed all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2016 with any Regulatory Agencies and each other applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2016, including any report or statement required to be filed pursuant to any applicable Laws, and all such reports, registration statements, proxy statements, other materials and amendments have complied in all material respects with all legal requirements relating thereto, and have paid all fees and assessments due and payable in connection therewith.

(b)    An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Purchaser pursuant to the Securities Act or the Exchange Act (the “Purchaser SEC Reports”) since December 31, 2016 is publicly available. All Purchaser SEC Reports, at the time of filing, complied, and all Purchaser SEC Reports required to be filed prior to the Effective Time will comply, in all material respects with applicable Law and included and will include all exhibits required to be filed under applicable Law. None of such documents, when filed or as amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Purchaser’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

4.6    Financial Statements.

(a)    The financial statements of Purchaser and its Subsidiaries included (or incorporated by reference) in the Purchaser SEC Reports (including the related notes, where applicable) have been prepared in accordance with GAAP during the periods involved (except as may be indicated in the notes thereto and for normal year-end adjustments) and present fairly, in all material respects, the consolidated financial condition, earnings and cash flows of Purchaser and its consolidated Subsidiaries for the periods then ended. As of the date hereof, the books and records of Purchaser and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, CliftonLarsonAllen LLP has not resigned (or informed Purchaser that indicated it intends to resign) or been dismissed as independent public accountants of Purchaser as a result of or in connection with any disagreements with Purchaser on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)    Neither Purchaser nor any of its Subsidiaries has incurred any material liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Purchaser included in its Quarterly Report on Form 10-Q for the most recent fiscal quarter (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent in nature and amount with past practice since the most recent fiscal quarter end or (iii) in connection with this Agreement and the transactions contemplated hereby.

4.7    Broker’s Fees. Neither Purchaser nor any of its Subsidiaries nor any of their respective officers or directors have employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than to Raymond James & Associates, Inc.

4.8    Compliance with Applicable Law. Purchaser and each of its Subsidiaries hold, and have at all times since December 31, 2016 held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit or authorization or to pay such fees or assessments has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser and, to Purchaser’s Knowledge, no suspension or cancellation of any such necessary license, franchise, permit or authorization has, prior to the date hereof, been threatened in writing. Except where noncompliance would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser, Purchaser and each of its Subsidiaries have complied in all material respects with, and are not in default or violation in any material respect of, any applicable Law relating to Purchaser or any of its Subsidiaries, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and any

other Law relating to discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, and when and if applicable the Sarbanes Oxley Act, and all Laws relating to broker dealers, investment advisors and insurance brokers, and (ii) any posted or internal privacy policies relating to data protection or privacy, including the protection of personal information, and neither Purchaser nor any of its Subsidiaries has received since December 31, 2016 written notice of any, and to Purchaser’s Knowledge there are no, material defaults or material violations of any applicable Law.

4.9    Legal Proceedings.

(a)    Except for litigation in the ordinary course of business, and as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser, none of Purchaser or any of its Subsidiaries is a party to any, and there are no pending or, to Purchaser’s Knowledge, threatened, material legal, administrative, arbitral or other material suits, actions, investigations, claims, proceedings or reviews of any nature against Purchaser or any of its Subsidiaries.

(b)    There is no injunction, order, award, judgment, settlement, decree or regulatory restriction (other than those of general application that apply to similarly situated banks or their Subsidiaries) imposed upon Purchaser or any of its Subsidiaries that is or could reasonably be expected to be material to Purchaser or any of its Subsidiaries.

(c)    There is no suit, action, investigation, claim, proceeding or review pending, or to Purchaser’s Knowledge, threatened against or affecting it or any of its Subsidiaries (and it is not aware of any basis for any such suit, action, investigation, claim, proceeding or review) that, individually or in the aggregate, is reasonably likely to materially prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement.

4.10    Absence of Changes. Since December 31, 2020, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser.

4.11    Taxes. Purchaser and each of its Subsidiaries (a) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined in Section 3.18) required to be filed by them and all such filed Tax Returns are complete and accurate in all material respects; and (b) have timely paid all material Taxes (as defined in Section 3.18) that are required to have been paid or that Purchaser or any of its Subsidiaries are obligated to have withheld from amounts owing to any employee, creditor or third party and to have paid, except with respect to matters contested in good faith and for which adequate reserves have been established and reflected on the financial statements of Purchaser or its Subsidiaries. None of the material Tax Returns pertaining to Purchaser or any of its Subsidiaries are currently under any audit, suit, proceeding, examination or assessment by the IRS or the relevant state, local or foreign Tax authority and neither Purchaser or any of its Subsidiaries has received written notice from any Tax authority that an audit, suit, proceeding, examination or assessment in respect of such Tax Returns or matters pertaining to Taxes is pending or threatened. No material assessment in respect of such Tax Returns or matters pertaining to Tax Returns or matters pertaining to Taxes is pending or threatened. Purchaser has not received written notice of any material deficiencies asserted or assessments made against Purchaser or any of its Subsidiaries that have not been paid in full. Purchaser has not received written notice of any claim against Purchaser or any of its Subsidiaries by any Tax authority in a jurisdiction where Purchaser or such Subsidiary does not file Tax Returns that Purchaser or such Subsidiary is or may be subject to taxation by that jurisdiction. No Liens for Taxes exist with respect to any of the assets of Purchaser or any of its Subsidiaries, except for Liens for Taxes not yet due and payable. Neither Purchaser nor any of its Subsidiaries has entered into, or obtained, as applicable, any material closing agreement, private letter ruling, technical advice memoranda or similar agreement or rulings with any Tax authority, nor have any been issued by any Tax authority, in each case that have any continuing effect. Each of Purchaser and its Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither Purchaser nor any of its Subsidiaries (A) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than a group of which Purchaser was the common parent, (B) has any liability for a material amount of Taxes of any Person (other than Purchaser or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise or (C) is a party to or bound by any Tax sharing or allocation agreement or has any other current contractual obligation to indemnify any other Person with respect to Taxes (other than such agreement or arrangement exclusively between or among Purchaser and its Subsidiaries). Neither Purchaser nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b)(2). Neither Purchaser nor any of its Subsidiaries has been a “distributing corporation” or “controlled corporation” in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law). Neither Purchaser nor any of its Subsidiaries is the beneficiary of any extension of time within which or file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business).

4.12    Approvals. As of the date of this Agreement, Purchaser knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a reasonably timely basis.

4.13    Reorganization.

(a)    Purchaser has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b)    Merger Sub is an entity that is disregarded as an entity separate from Purchaser for federal Tax purposes and, as such, is a “disregarded entity” as defined in Treasury Regulations 1.368-2(b)(1)(i)(A).

4.14    Intellectual Property. Except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser and its Subsidiaries:

(a)    Each of Purchaser and its Subsidiaries, to Purchaser’s Knowledge (i) owns (beneficially, and of record where applicable), free and clear of all Liens, other than non-exclusive licenses entered into in the ordinary course of business consistent with past practice, all right, title and interest in and to its respective Owned Intellectual Property, and (ii) has valid and sufficient rights and licenses to all of the Licensed Intellectual Property. To Purchaser’s Knowledge, the Owned Intellectual Property is subsisting, valid and enforceable. To Purchaser’s Knowledge, the Owned Intellectual Property and the Licensed Intellectual Property constitute all Intellectual Property used in or necessary for the operation of the respective businesses of Purchaser and each of its Subsidiaries as presently conducted. To Purchaser’s Knowledge, each of Purchaser and its Subsidiaries has sufficient rights to use all Intellectual Property used in its respective business as presently conducted.

(b)    To Purchaser’s Knowledge, the operation of Purchaser and each of its Subsidiaries’ respective businesses as presently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third Person, and since December 31, 2016, no Person has asserted in writing that Purchaser or any of its Subsidiaries has materially infringed, misappropriated or otherwise violated any third Person’s Intellectual Property rights. To Purchaser’s Knowledge, no third Person has infringed, misappropriated or otherwise violated any of Purchaser’s or any of its Subsidiary’s rights in the Owned Intellectual Property.

(c)    Purchaser and each of its Subsidiaries has taken reasonable measures to protect (i) their rights in their respective Owned Intellectual Property and (ii) the confidentiality of all Trade Secrets that are owned, used or held by Purchaser or any of its Subsidiaries, and to Purchaser’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to appropriate non-disclosure agreements which have not been breached. To Purchaser’s Knowledge, no Person has gained unauthorized access to Purchaser’s or its Subsidiaries’ IT Assets.

(d)    Purchaser’s and each of its Subsidiaries’ respective IT Assets operate and perform in all material respects as reasonably required by Purchaser and each of its Subsidiaries in connection with their respective businesses and have not materially malfunctioned or failed within the past two years. To Purchaser’s Knowledge, Purchaser and each of its Subsidiaries has implemented reasonable backup, security and disaster recovery technology and procedures consistent with industry practices. To Purchaser’s Knowledge, Purchaser and each of its Subsidiaries is compliant with their own privacy policies and commitments to their respective customers, consumers and employees, concerning data protection and the privacy and security of personal data and the nonpublic personal information of their respective customers, consumers and employees.

4.15    Properties. Either Purchaser or one of its Subsidiaries (a) has good and, as to real property, marketable title to all the material properties and assets reflected in either the latest audited balance sheet or latest interim balance sheet included in the Financial Statements as being owned by either Purchaser or one of its Subsidiaries or acquired after the date thereof

(except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice) (the “Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due or which are being contested in good faith for which adequate reserves have been taken, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in either the Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the Owned Properties that constitute real property, the “Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Purchaser’s Knowledge, the lessor. There are no pending or, to Purchaser’s Knowledge, threatened (in writing) condemnation proceedings against the Real Property.

4.16    Insurance. Purchaser and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Purchaser reasonably has determined to be prudent and consistent with industry practice. Purchaser and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Purchaser and its Subsidiaries, Purchaser or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

4.17    Accounting and Internal Controls.

(a)    The records, systems, controls, data and information of Purchaser and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Purchaser or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in the following sentence. Purchaser and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Purchaser has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Purchaser and its Subsidiaries is made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to allow it to make certifications that would be required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, if applicable.

(b)    Purchaser’s management completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the years ended December 31, 2019 and 2020, and such assessments concluded that such controls were effective. Purchaser has previously disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of its Board of Directors, and has described in Section 4.17(b) of the Purchaser Disclosure Schedule: (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

(c)    Since December 31, 2016, (i) none of Purchaser or any of its Subsidiaries or, to Purchaser’s Knowledge, any director, officer, auditor, accountant or representative of Purchaser or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Purchaser or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Purchaser or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to its Board of Directors or any committee thereof or to any of its directors or officers.

4.18    Ownership of Company Common Shares. As of the date hereof, neither Purchaser nor any of its affiliates (a) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any Company Common Shares, (b) is now, or at any time within the last three years has been, an “interested shareholder”, as such term is defined in Section 1704.01 of the OGCL, or (c) is a “Controlling Person” as such term is defined in Article TENTH of the Company Articles.

4.19    Available Funds. Purchaser and Purchaser Bank have and, immediately prior to the Effective Time, Merger Sub will have, cash sufficient to pay or cause to be deposited into the Exchange Fund the aggregate amount of cash as required pursuant to Section 2.2.

4.20    Loans; Loan Matters. Each Loan currently outstanding to which Purchaser or any of its Subsidiaries is a party (i) is evidenced by notes, agreements or other evidences of indebtedness that are, in all material respects, true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to Purchaser’s Knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity). The notes or other credit or security documents with respect to each such outstanding Loan were in compliance with all applicable Laws at the time of origination or purchase by Purchaser or its Subsidiaries and are complete and correct in all material respects. Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained in all material respects in accordance with the relevant notes or other credit or security documents, Purchaser’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with the requirements under all applicable Laws.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1    Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, (a) each of Company and Purchaser shall, and shall cause each of its respective Subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, and (b) each of Company and Purchaser shall, and shall cause each of its respective Subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Company or Purchaser to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

5.2    Company Forbearances. Except as otherwise specifically permitted or required by this Agreement, during the period from the date of this Agreement to the Effective Time or termination of this Agreement in accordance with the terms hereof, Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed):

(a)    (i) Issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional common shares or other equity interest, Voting Debt or Equity Rights, or (ii) grant, award or issue any Company stock options, restricted units, stock appreciation rights, restricted stock, awards based on the value of Company’s capital stock, or other equity-based award with respect to shares of the Company Common Shares under any of the Company Benefit Plans or the Company Stock Plan, or otherwise, except in the case of clause (i) hereof only, for issuances of Company Common Shares with respect to the regular vesting of Company Restricted Shares pursuant to restricted stock award agreements outstanding as of the Company Capitalization Date;

(b)    (i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock (other than regular quarterly dividends not exceeding $0.15 per Company Common Share and dividends from its wholly-owned Subsidiaries to it), or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock;

(c)    Amend the terms of, waive any rights under, terminate, knowingly violate the terms of, or enter into, (i) any contract or other binding obligation other than in the ordinary course of business consistent with past practice or (ii) any contract or other binding obligation of the sort specified in Section 3.16(a)(iv), (vi), (vii), (viii), (ix), (x), (xiii) or (xiv);

(d)    Sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except any sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments, or other dispositions or discontinuances in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole;

(e)    Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity;

(f)    Amend the Company Articles or the Company Code, or similar governing documents of any of its Subsidiaries;

(g)    Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements or any Regulatory Agency responsible for regulating Company;

(h)    Except as set forth in Section 5.2(h) of the Company Disclosure Schedule and except as required under applicable Law or the terms of any Company Benefit Plan existing as of the date hereof (i) increase in any manner the compensation, severance or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of Company or its Subsidiaries (collectively, “Employees”), other than increases in base salary to Employees in the ordinary course consistent with past practice, which shall not exceed 1.5% in the aggregate or 3.0% for any individual to Employees (in each case, on an annualized basis), (ii) other than the payment of incentive compensation to Employees in the ordinary course consistent with past practice, Company’s annual incentive plan, and financial statement accruals, pay or award, or commit to pay or award, any bonuses or incentive compensation, (iii) become a party to, establish, amend, alter prior interpretations of, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Employee (or newly hired Employee), (iv) accelerate the vesting or lapsing of restrictions with respect to any stock-based incentive compensation, other than as expressly contemplated by the provisions of subsections (a) and (b) of Section 6.5, (v) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (vi) change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to such Company Benefit Plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Law, or (vii) hire or terminate without cause the employment of any Employee who has (in the case of Employees to be terminated) or would have (in the case of Employees to be hired) target total compensation (base salary, target cash incentive and target equity) of $75,000 or more;

(i)    (i) Take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or, (ii) except as may be required by applicable Law imposed by any Governmental Entity, (A) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (B) take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(j)    Incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice;

(k)    Enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by Law or requested by a Regulatory Agency;

(l)    Other than in consultation with Purchaser, make any material change to (i) its investment securities portfolio, derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or (ii) the manner in which the portfolio is classified or reported, except as required by Law or requested by a Regulatory Agency;

(m)     Settle any action, suit, claim or proceeding against it, except for an action, suit, claim or proceeding that is settled in an amount and for consideration not in excess of $50,000 individually or $100,000 in the aggregate for all such actions, suits, claims, and that would not (i) impose any restriction on the business of it or its Subsidiaries or (ii) create precedent for claims that is reasonably likely to be material to it or its Subsidiaries;

(n)    Make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(o)    Make or incur any capital expenditure in excess of $25,000 individually or $100,000 in the aggregate, except for Previously Disclosed binding commitments existing on the date hereof;

(p)    Issue any communication of a general nature to its Employees or customers without the prior approval of Purchaser (which will not be unreasonably delayed or withheld), except for communications in the ordinary course of business that do not relate to the Merger or other transactions contemplated hereby;

(q)    Make or change any material Tax elections, change or consent to any change in it or its Subsidiaries’ method of accounting for Tax purposes (except as required by applicable Tax Law), enter into any structured transaction outside of its regular course of business, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, or file any material amended Tax Return;

(r)    Except (i) for Loans or legally binding commitments for Loans that have previously been approved by Company prior to the date of this Agreement, make or acquire any Loan or issue a commitment (or renew or extend an existing commitment) for any Loan, or amend or modify in any material respect any existing Loan, that would result in total credit exposure to the applicable borrower (and its affiliates) in excess of $1,500,000, provided, that, subject to Section 6.2 and Section 9.13, Company Bank may make or acquire any Loan in excess of $1,500,000 or issue a commitment for such Loan, if Company Bank provides to Purchaser to Purchaser’s address listed in Section 9.3 of this Agreement copies of all reporting and materials provided to any loan committee of Company Bank, and Purchaser does not object to such Loan or commitment in writing within three (3) business days after the loan package is delivered to Purchaser and consent is deemed given if no response is received, (ii) with respect to amendments or modifications that have previously been approved by Company prior to the date of this Agreement, amend or modify in any material respect any existing Loan rated “special mention” or below by Company with total credit exposure in excess of $1,500,000, or (iii) with respect to any such actions that have previously been approved by Company prior to the date of this Agreement, modify or amend any Loan in a manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral at a value below the fair market value thereof as determined by Company, in each case in excess of $1,500,000; or

(s)    Agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.2.

5.3    Purchaser Forbearances. Except as expressly permitted by this Agreement or with the prior written consent of Company (which shall not be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time or the termination of this Agreement in accordance with the terms hereof, Purchaser shall not, and shall not permit any of its Subsidiaries to:

(a)    Take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or, except as may be required by applicable Law imposed by any Governmental Entity, (i) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (ii) take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(b)    Agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.3; or

(c)    Make or change any material Tax elections, change or consent to any change in it or its Subsidiaries’ method of accounting for Tax purposes (except as required by applicable Tax Law), enter into any structured transaction outside of its regular course of business, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, or file any material amended Tax Return.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1    Regulatory Matters.

(a)    Subject to Company’s expeditious and complete cooperation with Purchaser, within 60 days after the date of this Agreement, Purchaser shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Purchaser shall use its commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Company shall thereafter mail or deliver the Proxy Statement to Company shareholders. Purchaser shall also use its commercially reasonable efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Company shall furnish all information concerning Company and the holders of Company Common Shares as may be reasonably requested in connection with any such action.

(b)    The parties shall cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities. Purchaser Bank will prepare and file an Interagency Bank Merger Act Application with the OCC within 60 days after the date of this Agreement and provide a copy of such application to the Ohio Division of Financial Institutions. Each of Company and Purchaser shall have the right to review in advance, subject to applicable Laws, all of the information relating to Company or Purchaser, as the case may be, and its respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement, and each of Company and Purchaser shall, to the extent practicable consult with each other on all the information relating to it or its respective Subsidiaries that appear in any such filing or written materials. In exercising the foregoing, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences. Notwithstanding anything contained herein to the contrary, in no event shall the foregoing or any other provision of this Agreement require Purchaser or Company to take or commit to take any actions in connection with obtaining such consents, approvals and authorizations, or agree to or suffer any condition or restriction on Purchaser, Company or the Surviving Corporation in connection therewith, that would or could reasonably be expected to have a Material Adverse Effect (measured on a scale relative to Company) on Purchaser or Company.

(c)    Each of Purchaser and Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Purchaser, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement. Each of Purchaser and Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each of Purchaser and Company further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact required to be stated therein or necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Proxy Statement.

(d)    Each of Purchaser and Company shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed.

6.2    Access to Information.

(a)    Upon reasonable notice and subject to applicable Laws, Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of Purchaser, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, Company shall, and shall cause its Subsidiaries to, make available to Purchaser (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities Laws or federal or state banking or insurance Laws (other than reports or documents that Company is not permitted to disclose under applicable Law); and (ii) all other information concerning its business, properties and personnel as Purchaser may reasonably request, including periodic updates of the information provided in Section 3.26. Upon the reasonable request of Company, Purchaser shall furnish such reasonable information about it and its business as is relevant to Company and its shareholders in connection with the transactions contemplated by this Agreement. Neither Company nor Purchaser, nor any of their

Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Law, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)    All nonpublic information and materials provided pursuant to this Agreement shall be subject to the provisions of the confidentiality obligations reflected by the letter of intent entered into between Purchaser and Company dated as of April 23, 2021 (the “Confidentiality Agreement”).

(c)    No investigation by a party hereto or its representatives shall affect or be deemed to modify or waive any representations, warranties or covenants of the other party set forth in this Agreement.

6.3    Shareholder Approval. The Board of Directors of Company has resolved to recommend to Company’s shareholders that they approve this Agreement and will submit to its shareholders this Agreement and any other matters required to be approved by its shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Company will take, in accordance with applicable Law and the Company Articles and the Company Code, all action necessary to convene a meeting of its shareholders (“Company Shareholders’ Meeting”), to be held as promptly as practicable after Purchaser has obtained the SEC’s declaration of effectiveness of the Form S-4, to consider and vote upon approval of this Agreement. Company agrees that its obligations pursuant to this Section 6.3 shall not be affected by the commencement, public proposal, public disclosure or communication to Company of any Acquisition Proposal or Change in the Company Recommendation. Subject to the provisions of Section 6.7, Company shall, through its Board of Directors, recommend to its shareholders the approval and adoption of this Agreement (the “Company Recommendation”), and shall use its best efforts to obtain from its shareholders the requisite affirmative vote to approve this Agreement (the “Company Shareholder Approval”), including, if necessary, adjourning the Company Shareholders’ Meeting if there are insufficient votes to approve this Agreement to allow additional time to attain the Company Shareholder Approval. Notwithstanding any Change in the Company Recommendation, this Agreement shall be submitted to the shareholders of Company at the Company Shareholders’ Meeting for the purpose of obtaining the Company Shareholder Approval and nothing contained herein shall be deemed to relieve Company of such obligation so long as Purchaser has obtained the SEC’s declaration of effectiveness of the Form S-4; provided, however, that if the Board of Directors of Company shall have effected a Change in the Company Recommendation permitted hereunder, then the Board of Directors of Company shall submit this Agreement to Company’s shareholders without the recommendation of this Agreement (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of Company may communicate the basis for its lack of a recommendation to Company’s shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by applicable Law; provided that, for the avoidance of doubt, Company may not take any action under this sentence unless it has complied with the provisions of Section 6.7. In addition to the foregoing, neither Company nor its Board of Directors of Company shall recommend to its shareholders or submit to the vote of its shareholders any

Acquisition Proposal other than the Merger. Except as set forth in Section 6.7, neither the Board of Directors of Company nor any committee thereof shall withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Purchaser, the Company Recommendation or take any action, or make any public statement, filing or release inconsistent with the Company Recommendation (any of the foregoing being a “Change in the Company Recommendation”).

6.4    Nasdaq Listing; Reservation of Purchaser Common Shares.

(a)    Purchaser shall cause the Purchaser Common Shares to be issued in the Merger to have been authorized for listing on the Nasdaq, subject to official notice of issuance prior to the Effective Time.

(b)    Purchaser agrees at all times from the date of this Agreement to reserve a sufficient number of Purchaser Common Shares to fulfill its obligations under this Agreement, including payment of the Merger Consideration.

6.5    Employee Matters.

(a)    As soon as administratively practicable after the Effective Time, Purchaser shall take all reasonable action so that Employees of Company and its Subsidiaries shall be entitled to participate in each benefit plan of Purchaser or its Subsidiaries of general applicability with the exception of any plan frozen to new participants (collectively, the “Purchaser Eligible Plans”) to the same extent as similarly-situated employees of Purchaser and its Subsidiaries, it being understood that inclusion of the Employees of Company and its Subsidiaries in the Purchaser Eligible Plans may occur at different times with respect to different plans; provided that coverage shall be continued under corresponding Company Benefit Plans until such Employees are permitted to participate in the Purchaser Eligible Plans; provided further, that nothing contained in this Agreement shall require Purchaser or any of its Subsidiaries to make any grants to any former employee of Company or any of its Subsidiaries under any discretionary equity compensation plan of Purchaser or to provide the same level of (or any) employer contributions or other benefit subsidies as Company or its Subsidiaries. Purchaser shall cause each Purchaser Eligible Plan in which Employees of Company and its Subsidiaries are eligible to participate, to recognize, for purposes of determining eligibility to participate in, and vesting of, benefits under the Purchaser Eligible Plans, the service of such Employees with Company and its Subsidiaries to the same extent as such service was credited for such purpose by Company or its Subsidiaries, and, solely for purposes of Purchaser’s vacation programs, for purposes of determining the benefit amount; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Except for the commitment to continue those Company Benefit Plans that correspond to Purchaser Eligible Plans until Employees of Company and its Subsidiaries are included in such Purchaser Eligible Plans, and subject to subsections (b) and (g) of this Section 6.5, nothing in this Agreement shall limit the ability of Purchaser to amend or terminate any of the Company Benefit Plans in accordance with and to the extent permitted by their terms at any time permitted by such terms.

(b)    At and following the Effective Time, and except as otherwise provided in Section 6.5(e), Purchaser shall honor, and the Surviving Company shall continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former Employees and directors of Company and its Subsidiaries existing as of the Effective Date under any Company Benefit Plan, including any employment, change in control and severance agreements listed on Section 3.11(a) of the Company Disclosure Schedule to the extent each such agreement is not superseded by a subsequent agreement between Purchaser and such employee.

(c)    At such time as Employees of Company and its Subsidiaries become eligible to participate in a medical, dental or health plan of Purchaser or its Subsidiaries, Purchaser shall, to the extent reasonably practicable and available from its insurers, cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of Purchaser and (ii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such employee or dependent on or after the Effective Time to the extent such employee or dependent had satisfied any similar limitation or requirement under an analogous Company Benefit Plan prior to the Effective Time.

(d)    Company or Company Bank, as the case may be, shall adopt such resolutions of its Board of Directors and take such other action as Purchaser may reasonably request to cause The Cortland Savings and Banking Company 401(k) Plan (the “Company 401(k) Plan”) to be terminated immediately prior to the Effective Time (the “Plan Termination Date”) and the accounts of all participants and beneficiaries in the Company 401(k) Plan as of the Plan Termination Date to become fully vested as of the Plan Termination Date. As soon as practicable after the Effective Time, but in no event later than one year after the Plan Termination Date, Purchaser shall file or cause to be filed all necessary documents with the IRS for a determination letter that the termination of the Company 401(k) Plan as of the Plan Termination Date will not adversely affect the Company 401(k) Plan’s qualified status. Purchaser shall use its reasonable best efforts to obtain such favorable determination letter, including, but not limited to, adopting such amendments to the Company 401(k) Plan as may be requested by the IRS as a condition to its issuance of a favorable determination letter. As soon as practicable following the receipt of a favorable determination letter from the IRS regarding the qualified status of the Company 401(k) Plan upon its termination, the account balances in the Company 401(k) Plan shall be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. After the Effective Time, the Surviving Company shall take all other actions necessary to complete the termination of the Company 401(k) Plan, including filing a Final Form 5500. Purchaser agrees, to the extent permitted by applicable Law, to permit Company 401(k) Plan participants who become employees of Purchaser and its Subsidiaries to roll over their account balances in the Company 401(k) Plan and loans from the Company 401(k) Plan to Purchaser’s 401(k) Plan. Notwithstanding anything in Section 6.5(b) to the contrary, Employees of Company or its Subsidiaries who continue in employment with the Surviving Company following the Effective Time shall be eligible as of the Effective Time to participate in the Purchaser’s 401(k) Plan.

(e)    Immediately prior to the Effective Time, Company shall, at the written request of Purchaser, freeze or terminate each Company Benefit Plan as is requested by Purchaser. Prior to the Effective Time, Company shall take appropriate action, acceptable to Purchaser, with regard to any plan defect described in Section 3.11(c) of the Company Disclosure Schedule.

(f)    Without limiting the generality of Section 9.10, the provisions of this Section 6.5 are solely for the benefit of the parties to this Agreement, and no current or former Employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement, except for certain Company employees under Section 6.5(g). In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Purchaser, Company or any of their respective affiliates; (ii) alter or limit the ability of Purchaser or any of its Subsidiaries to amend, modify or terminate any Company Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date, subject to subsections (b) and (g) of this Section 6.5; or (iii) to confer upon any current or former Employee, any right to employment or continued employment or continued service with Purchaser or any of its Subsidiaries or constitute or create an employment or other agreement with any Employee.

(g)    Any employee of Company or its Subsidiaries who is not subject to a written employment or separation agreement and whose employment is terminated at or within six months following the Effective Time, whether because such employee’s position is eliminated or such employee is not offered or retained in comparable employment (a “Covered Employee”), will be entitled to receive a severance payment in an amount equal to two weeks of such employee’s current base pay for each full year of such employee’s service with Company, subject to a minimum benefit of four weeks’ pay and a maximum benefit of 26 weeks’ pay. This severance payment, if applicable, will be paid by Purchaser in lieu of participation by a Covered Employee in Purchaser’s severance plan as in effect from time to time after the Effective Time. For the purposes of determining the level of severance benefits hereunder, each Covered Employee shall be credited for service with Company only as provided in this Section 6.5(g).

(h)    Purchaser shall agree to offer employment, immediately after the Effective Time, to (i) James M. Gasior as Senior Executive Vice President, Corporate Development Officer, of Purchaser, and (ii) Timothy Carney as Senior Executive Vice President, Chief Banking Officer, of Purchaser, in each case generally in accordance with the terms and conditions set forth in the respective term sheets included as Exhibit “B” to this Agreement. The term sheets are to be effective immediately following the Effective Time.

6.6    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Effective Time, the Surviving Company and Purchaser shall indemnify and hold harmless, to the full extent provided under the Company Articles, the Company Code, and any indemnification agreement between Company and any officer or director existing on June 1, 2021 (including advancement of expenses as incurred) to the extent permitted under applicable Law, including specifically 12 C.F.R. Part 359, each present and former director and officer of Company and its Subsidiaries as of the Effective Time (in each case, when acting in such capacity) (each, an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted before or after the Effective Time, including the transactions contemplated by this Agreement; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

(b)    Subject to the following sentence, for a period of six years following the Effective Time, Purchaser will use its commercially reasonable efforts to provide directors’ and officers’ liability insurance that serves to reimburse the present and former officers and directors of Company or any of its Subsidiaries as of the Effective Time with respect to claims against such directors and officers arising from facts or events occurring at or before the Effective Time (including the transactions contemplated by this Agreement), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party as that coverage currently provided by Company; provided that in no event shall Purchaser be required to expend, on an annual basis, an amount in excess of 200% of the annual premiums paid as of the date hereof by Company for any such insurance (the “Premium Cap”); provided further, that if any such annual expense at any time would exceed the Premium Cap, then Purchaser will cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to the Premium Cap. At the option of Purchaser, in consultation with Company, prior to the Effective Time and in lieu of the foregoing, Purchaser or Company may purchase a tail policy for directors’ and officers’ liability insurance on the terms described in the prior sentence (including the Premium Cap) and fully pay for such policy prior to the Effective Time.

(c)    Any Indemnified Party wishing to claim indemnification under Section 6.6(a), upon learning of any claim, action, suit, proceeding or investigation described thereunder, will promptly notify Purchaser; provided that failure to so notify will not affect the obligations of Purchaser under Section 6.6(a) unless and to the extent that Purchaser is actually prejudiced as a consequence.

(d)    The provisions of this Section 6.6 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives. If Purchaser or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Purchaser shall assume the obligations set forth in this Section 6.6.

6.7    No Solicitation.

(a)    Except as set forth in Section 6.7(b), none of Company nor any of its Subsidiaries shall, and each of them shall cause its respective officers, directors, employees, agents, investment bankers, financial advisors, attorneys, accountants and other retained representatives (each a “Representative”) not to, directly or indirectly (i) solicit, initiate, encourage, knowingly facilitate (including by way of providing information) or induce any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) any confidential or nonpublic information with respect to or in connection with, an Acquisition Proposal, (iii) take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse or recommend, or propose to approve, endorse or recommend any Acquisition Proposal or any agreement related thereto, (v) enter into any agreement contemplating or otherwise relating to any Acquisition Transaction or Acquisition Proposal (other than any confidentiality agreement required by Section 6.7(b)), (vi) enter into any agreement or agreement in principle requiring, directly or indirectly, Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, or (vii) propose or agree to do any of the foregoing.

(b)    Notwithstanding anything to the contrary in Section 6.7(a), if Company or any of its Representatives receives an unsolicited bona fide written Acquisition Proposal by any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) that did not result from or arise in connection with a breach of this Section 6.7 at any time prior to the Company Shareholders’ Meeting that the Board of Directors of Company has determined, in its good faith judgment (after consultation with Company’s financial advisors and outside legal counsel) to constitute or to be reasonably likely to result in a Superior Proposal, Company and its Representatives may take any action described in Section 6.7(a)(ii) above to the extent that the Board of Directors of Company has determined, in its good faith judgment (after consultation with Company’s outside legal counsel), that the failure to take such action would cause it to violate its fiduciary duties under applicable Law; provided, that, prior to taking any such action, Company has obtained from such Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) an executed confidentiality agreement containing terms substantially similar to, and no less favorable to Company than, the terms of the Confidentiality Agreement.

(c)    As promptly as practicable (but in no event more than 24 hours) following receipt of any Acquisition Proposal or any request for nonpublic information or inquiry that would reasonably be expected to lead to any Acquisition Proposal, Company shall advise Purchaser in writing of the receipt of any Acquisition Proposal, request or inquiry and the terms and conditions of such Acquisition Proposal, request or inquiry, shall promptly provide to Purchaser a copy of the Acquisition Proposal, request or inquiry (including the identity of the Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) making the Acquisition Proposal) and shall keep Purchaser promptly apprised of any related developments, discussions and negotiations (including providing Purchaser with a copy of all material documentation and correspondence relating thereto) on a current basis. Company agrees that it shall immediately provide to Purchaser any information concerning Company that may be provided (pursuant to Section 6.7(b)) to any other Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) in connection with any Acquisition Proposal which has not previously been provided to Purchaser.

(d)    Notwithstanding anything herein to the contrary, at any time prior to the Company Shareholders’ Meeting, the Board of Directors of Company may withdraw its recommendation of the Merger Agreement, thereby resulting in a Change in the Company Recommendation, if and only if (x) from and after the date hereof, Company has complied with Sections 6.3 and 6.7, and (y) the Board of Directors of Company has determined in good faith, after consultation with Company’s outside legal counsel, that the taking of such action is reasonably necessary in order for the Board of Directors of Company to comply with its fiduciary duties under applicable Law; provided, that the Board of Directors of Company may not effect a Change in the Company Recommendation unless:

(i)    Company shall have received an unsolicited bona fide written Acquisition Proposal and the Board of Directors of Company shall have concluded in good faith (after consultation with Company’s financial advisors and outside legal counsel) that such Acquisition Proposal is a Superior Proposal, after taking into account any amendment or modification to this Agreement agreed to or proposed by Purchaser;

(ii)    Company shall have provided prior written notice to Purchaser at least five business days in advance (the “Notice Period”) of taking such action, which notice shall advise Purchaser that the Board of Directors of Company has received a Superior Proposal, specify the material terms and conditions of such Superior Proposal (including the identity of the Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) making the Superior Proposal);

(iii)    during the Notice Period, Company shall, and shall cause its financial advisors and outside counsel to, negotiate with Purchaser in good faith (to the extent Purchaser desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; and

(iv)    the Board of Directors of Company shall have concluded in good faith (after consultation with Company’s financial advisors and outside legal counsel) that, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications offered or agreed to by Purchaser, if any, that such Acquisition Proposal continues to constitute a Superior Proposal.

If during the Notice Period any revisions are made to the Superior Proposal and such revisions are material, Company shall deliver a new written notice to Purchaser and shall again comply with the requirements of this Section 6.7(d) with respect to such new written notice, except that the new Notice Period shall be two business days. In the event the Board of Directors of Company does not make the determination referred to in clause (iv) of this paragraph and thereafter seeks to effect a Change in the Company Recommendation, the procedures referred to above shall apply anew and shall also apply to any subsequent Change in the Company Recommendation.

(e)    Company and its Subsidiaries shall, and shall cause their respective Representatives to, (i) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any

Acquisition Proposal; (ii) request the prompt return or destruction of all confidential information previously furnished in connection therewith; and (iii) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Acquisition Proposal to which it or Company or any of its Subsidiaries or Representatives is a party, and enforce the provisions of any such agreement.

(f)    Nothing contained in this Agreement shall prevent Company or its Board of Directors from making any disclosure to Company shareholders if the Board of Directors of Company (after consultation with Company’s outside legal counsel) concludes that its failure to do so would cause it to violate its fiduciary duties under applicable Law; provided, that this Section 6.7(f) will in no way eliminate or modify the effect that any action taken pursuant hereto would otherwise have under this Agreement.

(g)    As used in this Agreement:

(i)    “Superior Proposal” means any bona fide written Acquisition Proposal with respect to which the Board of Directors of Company determines in its good faith judgment to be more favorable to Company than the Merger, and to be reasonably capable of being consummated on the terms proposed, after (A) receiving the advice of Company’s outside legal counsel and Piper Sandler Companies, and (B) taking into account all material relevant factors (including the likelihood of consummation of such transaction on the terms set forth therein, any proposed changes to this Agreement that may be proposed by Purchaser in response to such Acquisition Proposal (whether or not during the Notice Period), and all material legal (with the advice of Company’s outside legal counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing)); provided, that for purposes of the definition of “Superior Proposal,” the references to “15%” and “85%” in the definitions of Acquisition Proposal and Acquisition Transaction shall be deemed to be references to “50%”;

(ii)    “Acquisition Proposal” means any proposal, offer, inquiry, or indication of interest (whether binding or non-binding, and whether communicated to Company or publicly announced to Company’s shareholders) by any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) (in each case other than Purchaser or any of its affiliates) relating to an Acquisition Transaction involving Company or any of its present or future consolidated Subsidiaries, or any combination of such Subsidiaries; and

(iii)    “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (A) any acquisition (whether direct or indirect, including by way of merger, share exchange, consolidation, business combination or other similar transaction) or purchase from Company by any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act), other than Purchaser or any of its affiliates, of 15% or more in interest of the total outstanding voting securities of Company or any of its Subsidiaries (measured by voting power), or any tender offer or exchange offer that if consummated would result in any Person or “group” (as such term is defined in Section 13(d)

under the Exchange Act), other than Purchaser or any of its affiliates, beneficially owning 15% or more in interest of the total outstanding voting securities of Company or any of its Subsidiaries (measured by voting power), or any merger, consolidation, share exchange, business combination or similar transaction involving Company pursuant to which the shareholders of Company immediately preceding such transaction would hold less than 85% of the equity interests in the surviving or resulting entity of such transaction (or, if applicable, the ultimate parent thereof) (measured by voting power); (B) any sale or lease or exchange, transfer, license, acquisition or disposition of a business, deposits or assets that constitute 15% or more of the consolidated assets, business, revenues, net income, assets or deposits of Company; or (C) any liquidation or dissolution of Company or any of its Subsidiaries.

(h)    Nothing contained in this Agreement shall prevent Company or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect than any action pursuant to such rules would otherwise have under this Agreement.

6.8    Takeover Laws. No party will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, and each of party to this Agreement will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Laws, as now or hereafter in effect.

6.9    Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than 20 days after the end of each calendar month ending after the date hereof, Company will furnish to Purchaser (a) consolidated financial statements (including balance sheets, statements of operations and stockholders’ equity) of Company or any of its Subsidiaries (to the extent available) as of and for such month then ended, (b) internal management reports showing actual financial performance against plan and previous period, and (c) to the extent permitted by applicable Law, any reports provided to the Board of Directors of Company or any committee thereof relating to the financial performance and risk management of Company or any of its Subsidiaries.

6.10    Notification of Certain Matters. Company and Purchaser will give prompt notice to the other of any fact, event or circumstance known to it that (a) individually or taken together with all other facts, events and circumstances known to it, has had or is reasonably likely to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII.

6.11    Shareholder Litigation. Company shall give Purchaser prompt notice of any shareholder litigation against Company and/or its directors or affiliates relating to the transactions contemplated by this Agreement and shall give Purchaser the opportunity to participate at its own expense in the defense and/or settlement of any such litigation. In addition, no settlement of any such shareholder litigation shall be agreed to without Purchaser’s prior written consent (such consent not to be unreasonably withheld or delayed).

6.12    Transition. Commencing following the date hereof, and in all cases subject to applicable Law, Company shall, and shall cause its Subsidiaries to, cooperate with Purchaser and its Subsidiaries to facilitate the integration of the parties and their respective businesses effective as of the Closing Date or such later date as may be determined by Purchaser. Without limiting the generality of the foregoing, from the date hereof through the Closing Date and consistent with the performance of their day-to-day operations and the continuous operation of Company and its Subsidiaries in the ordinary course of business, Company shall cause the Employees, officers and Representatives of Company and its Subsidiaries to use their commercially reasonable efforts to provide support, including support from its outside contractors and vendors, as well as data and records access, take actions and assist Purchaser in performing all tasks, including conversion planning, assisting in any required divestiture, equipment installation and training, the provision of customer communications and notices (including joint communications and notices relating to anticipated account changes, branch closures, divestiture and/or systems conversion, it being agreed that any notices of branch closures need not be provided more than 90 days in advance of the anticipated Closing Date), and other matters reasonably required to result in a successful transition and integration at the Closing or such later date as may be determined by Purchaser.

6.13    Voting Agreements. Company shall deliver on the date of this Agreement an executed Voting Agreement, in the form attached to this Agreement as Exhibit “C,” (the “Voting Agreement”), from all members of Company’s Board of Directors and its named executive officers (as such term is defined in 17 CFR § 229.402).

6.14    Tax Representation Letters. Officers of Purchaser and Company shall execute and deliver to Vorys, Sater, Seymour and Pease LLP, tax counsel to Purchaser, and S.R. Snodgrass, P.C., tax adviser to Company, “Tax Representation Letters” substantially in the form agreed to by the parties and such law firms at such time or times as may be reasonably requested by such law firms, including at the time the Proxy Statement and Form S-4 have been filed with the SEC and at the Effective Time, in connection with such tax counsels’ delivery of opinions pursuant to Section 7.2(d) and Section 7.3(c).

6.15    Continuity of Interest. Notwithstanding anything in this Agreement to the contrary, if either of the tax opinions referred to in Section 7.2(c) or 7.3(c) cannot be rendered (as reasonably determined by Vorys, Sater, Seymour and Pease LLP or S.R. Snodgrass, P.C., respectively) as a result of the Merger potentially failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then Purchaser shall increase the Stock Consideration (applying the closing price of shares of the Purchaser Common Shares on the last trading day prior to the Closing Date), and decrease the Cash Consideration, to the minimum extent necessary to enable the relevant tax opinion to be rendered.

6.16    Additional Purchaser Directors. Purchaser shall take such action necessary to, no later than promptly following the Effective Time, increase by two the number of directors on the Board of Directors of Purchaser. Purchaser shall promptly following the Effective time appoint (a) one person who serves as a director of Company immediately prior to the Effective Time as a Class III director of Purchaser with a term expiring at Purchaser’s 2022 annual meeting of shareholders and (b) appoint one person who serves as a director of Company immediately prior to the Effective Time as a one Class I director of Purchaser with a term expiring at Purchaser’s 2023 annual meeting of shareholders.

6.17    Award of Restricted Shares Following the Effective Time. Purchaser shall take such action necessary to, no later than promptly following the Effective Time, to grant in accordance with the Company Stock Plan the restricted stock awards set forth on Section 6.17 of the Company Disclosure Schedule.

6.18    Section 16 Matters. Prior to the Effective Time, each of Purchaser and Company, shall take all commercially reasonable steps as may be required (to the extent permitted by applicable Law) to cause any dispositions of Company Common Shares (including derivative securities with respect to Company Common Shares) or acquisitions of Purchaser Common Shares (including derivative securities with respect to Purchaser Common Shares) directly resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time or shall become subject to such reporting requirements related to Purchaser following the Effective Time, to be exempt under Rule 16b-3 under the Exchange Act, to the extent permitted by applicable Law.

ARTICLE VII

CONDITIONS PRECEDENT

7.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Shareholder Approval. This Agreement, on substantially the terms and conditions set forth in this Agreement, shall have received the Company Shareholder Approval.

(b)    Stock Exchange Listing. The Purchaser Common Shares to be issued to the holders of Company Common Shares upon consummation of the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

(c)    Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d)    No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other Law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect.

(e)    Regulatory Approvals. (i) All regulatory approvals from the Federal Reserve, the OCC and, if applicable, the FDIC and ODFI, and (ii) any other regulatory approvals required to consummate the transactions contemplated by this Agreement, including the Merger and (unless otherwise determined by Purchaser) the Bank Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods referred to in clauses (i) or (ii), the “Requisite Regulatory Approvals”).

7.2    Conditions to Obligations of Purchaser and Merger Sub. The obligation of Purchaser and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Purchaser, at or prior to the Effective Time, of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Company (other than the representations and warranties set forth in (i) Section 3.2(a), which shall be true and correct except to a de minimis extent, relative to Section 3.2(a) taken as a whole, (ii) Sections 3.2(c), 3.3(a), 3.3(b)(i) and 3.7, which shall be true and correct in all material respects, and (iii) Sections 3.8(c) and Section 3.10, which shall be true and correct in all respects) shall be deemed untrue or incorrect for purposes hereunder or under Section 8.1 as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Company, has had or would reasonably be expected to result in a Material Adverse Effect on Company; provided further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 7.2(a) or Section 8.1 (other than in the immediately preceding parenthetical), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded, and Purchaser shall have received a certificate signed on behalf of Company by its Chief Executive Officer or Chief Financial Officer to the foregoing effect.

(b)    Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Purchaser shall have received a certificate signed on behalf of Company by its Chief Executive Officer or Chief Financial Officer to such effect.

(c)    Tax Opinion. Purchaser shall have received an opinion of Vorys, Sater, Seymour and Pease LLP, dated the Closing Date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Vorys, Sater, Seymour and Pease LLP will be entitled to receive and rely upon the Tax Representation Letters.

(d)    Executive Officer Retention. James M. Gasior shall have agreed to serve as Senior Executive Vice President, Corporate Development Officer, of Purchaser and Purchaser Bank, and Timothy Carney shall have agreed to serve as Senior Executive Vice President and Chief Banking Officer of Purchaser and Purchaser Bank immediately following the Effective Time.

(e)    Regulatory Conditions. There shall not be any action taken or determination made, or any Law enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement, including the Merger and the Bank Merger, by any Governmental Entity, in connection with the grant of a Requisite Regulatory Approval or otherwise, which imposes any restriction, requirement or condition that, individually or in the aggregate, would, after the Effective Time, restrict or burden Purchaser or the Surviving Company or any of their respective affiliates in connection with the transactions contemplated by this Agreement or with respect to the business or operations of Purchaser or the Surviving Company that would have a Material Adverse Effect on Purchaser, the Surviving Company or any of their respective affiliates, in each case measured on a scale relative to Company.

(f)    FIRPTA Affidavit. Company shall have delivered to Purchaser an affidavit, under penalties of perjury, stating that Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulations Section 1.897-2(h).

7.3    Conditions to Obligations of Company. The obligation of Company to effect the Merger is also subject to the satisfaction or waiver by Company at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Purchaser and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Purchaser (other than the representations and warranties set forth in (i) Section 4.3(a) and 4.3(b)(i), which shall be true and correct in all material respects, and (ii) Section 4.10 and 4.18, which shall be true and correct in all respects) shall be deemed untrue or incorrect for purposes hereunder or under Section 8.1 as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Purchaser, has had or would reasonably be expected to result in a Material Adverse Effect on Purchaser; provided further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 7.3(a) or Section 8.1 (other than in the immediately preceding parenthetical), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Company shall have received a certificate signed on behalf of Purchaser by the Chief Executive Officer or Chief Financial Officer of Purchaser to the foregoing effect.

(b)    Performance of Obligations of Purchaser and Merger Sub. Purchaser and Merger Sub, as the case may be, shall have performed in all material respects all obligations required to be performed by either of them under this Agreement at or prior to the Effective Time, and Company shall have received a certificate signed on behalf of Purchaser and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of Purchaser to such effect.

(c)    Tax Opinion. Company shall have received an opinion of S.R. Snodgrass, P.C., dated the Closing Date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, S.R. Snodgrass, P.C. will be entitled to receive and rely upon the Tax Representation Letters.

(d)    Payment of Merger Consideration. Purchaser shall have caused Merger Sub to deliver the Exchange Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide Company with a certificate evidencing such delivery.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Shareholder Approval:

(a)    by mutual consent of Company and Purchaser in a written instrument authorized by the Boards of Directors of Company and Purchaser;

(b)    by either Company or Purchaser, if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement or an application therefor shall have been permanently withdrawn at the request of a Governmental Entity required for consummation of the transactions contemplated hereby;

(c)    by either Company or Purchaser, if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement unless the failure of the Merger to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;

(d)    by either Company or Purchaser (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the representations or warranties, or any failure to perform in all material respects any of the covenants or agreements, set forth in this Agreement on the part of Company, in the case of a termination by Purchaser, or on the part of Purchaser, in the case of a termination by Company, which breach, either individually or in the aggregate with other breaches by such party, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2(a)-(d) or 7.3(a)-(c), as the case may be, and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(e)    by Purchaser, if (i) at any time prior to the Effective Time, the Board of Directors of Company has (A) failed to recommend to the shareholders of Company that they give the Company Shareholder Approval; (B) effected a Change in the Company Recommendation, including by publicly approving, endorsing or recommending, or publicly proposing to approve, endorse or recommend, any Acquisition Proposal (other than this Agreement), whether or not permitted by the terms hereof, or resolved to do the same, or (C) failed to substantially comply with its obligations under Section 6.3 or 6.7 hereof; or (ii) a tender offer or exchange offer for 15% or more of the outstanding shares of Company Common Shares is commenced (other than by Purchaser or a Subsidiary thereof), and the Board of Directors of Company recommends that the shareholders of Company tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten business day period specified in Rule 14e-2(a) under the Exchange Act;

(f)    by Company, if at any time prior to the Effective Time, Purchaser has materially breached its obligations under Section 6.1 or 6.4 hereof; or

(g)    by Purchaser or Company, if the approval of the Company Shareholder Approval, as required by Section 7.1(a), shall not have been obtained at a duly held Company Shareholders’ Meeting (including any adjournment or postponement thereof).

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f) or (g) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.3, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2    Effect of Termination. In the event of termination of this Agreement by either Company or Purchaser as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Company, Purchaser, any of their respective affiliates or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 8.2, 8.3, 9.2, 9.3, 9.4, 9.5, 9.6, 9.7, 9.8, 9.9, 9.10 and 9.11 shall survive any termination of this Agreement, and (ii) neither Company nor Purchaser shall be relieved or released from any liabilities or damages arising out of its Willful Breach of any provision of this Agreement. For purposes of this Agreement, “Willful Breach” means a material breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of the act would, or would reasonably be expected to, cause a breach of this Agreement.

8.3    Fees and Expenses.

(a)    All fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b)    Notwithstanding the foregoing, if:

(i)    (A) Either Company or Purchaser terminates this Agreement pursuant to 8.1(c) (without the Company Shareholder Approval having been obtained), Purchaser terminates pursuant to Section 8.1(d) (as a result of a Willful Breach by Company)(B) prior to termination, there has been publicly announced an Acquisition Proposal or any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) shall have communicated to Company or its shareholders an Acquisition

Proposal (whether or not conditional), or an intention (whether or not conditional) to make an Acquisition Proposal, and (C) within twelve months of such termination Company shall either (1) consummate an Acquisition Transaction or (2) enter into any definitive agreement relating to any Acquisition Transaction (but not including any confidentiality agreement required by Section 6.7(b) (an “Acquisition Agreement”)) with respect to an Acquisition Transaction or Acquisition Proposal, whether or not such Acquisition Transaction or Acquisition Proposal is subsequently consummated (but changing, in the case of (1) and (2), the references to the “15%” and “85%” amounts in the definition of Acquisition Transaction and Acquisition Proposal to “50%”); or

(ii)    (A) Either Company or Purchaser terminates this Agreement pursuant to Section 8.1(g) and (B) within six months of such termination Company shall either (1) consummate an Acquisition Transaction or (2) enter into any Acquisition Agreement with respect to an Acquisition Transaction or Acquisition Proposal, whether or not such Acquisition Transaction or Acquisition Proposal is subsequently consummated (but changing, in the case of (1) and (2), the references to the “15%” and “85%” amounts in the definition of Acquisition Transaction and Acquisition Proposal to “50%”)

(iii)    Purchaser terminates this Agreement pursuant to Section 8.1(e);

then Company shall pay to Purchaser an amount equal to Five Million and 00/100 Dollars ($5,000,000.00) (the “Termination Fee”). If the Termination Fee shall be payable pursuant to subsection (b)(i) of this Section 8.3, the Termination Fee shall be paid in same-day funds at or prior to the earlier of the date of consummation of such Acquisition Transaction or the date of execution of an Acquisition Agreement with respect to such Acquisition Transaction or Acquisition Proposal. If the Termination Fee shall be payable pursuant to subsection (b)(ii) of this Section 8.3, the Termination Fee shall be paid in same-day funds immediately upon delivery of the written notice of termination required by Section 8.1.

(c)    The parties acknowledge that the agreements contained in paragraph (b) of this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if Company fails to pay promptly any fee payable by it pursuant to this Section 8.3, then Company shall pay to Purchaser, Purchaser’s costs and expenses (including attorneys’ fees, costs and expenses) in connection with collecting such fee, together with interest on the amount of the fee at the prime rate of Citibank, N.A. from the date such payment was due under this Agreement until the date of payment.

8.4    Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after the Company Shareholder Approval; provided, however, that after the Company Shareholder Approval, there may not be, without further approval of the Company shareholders who have already provided their approval, any amendment of this Agreement that requires further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.5    Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1    Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 5:00 p.m., local prevailing time, at the Akron offices of Vorys, Sater, Seymour and Pease LLP, counsel to Purchaser, on a date to be specified by the parties (the “Closing Date”).

9.2    Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.3    Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)    If to Company, to:

Cortland Bancorp

194 West Main Street

Cortland, OH 44410

Attention: James M. Gasior, President & Chief Executive Officer

with a copy (which shall not constitute notice) to:

Grady & Associates

20220 Center Ridge Road, Suite 300

Rocky River, Ohio 44116

Attention: Francis X. Grady

Email: fgrady@gradyassociates.com

(b)    if to Purchaser, to:

Farmers National Banc Corp.

20 S. Broad St.

Canfield, OH 44406

Attention: Kevin J. Helmick, President and Chief Executive Officer

with a copy (which shall not constitute notice) to:

Vorys, Sater, Seymour and Pease LLP

106 South Main Street, Suite 1100

Akron, Ohio 44308

Attention: J. Bret Treier

Email: jbtreier@vorys.com

9.4    Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “Knowledge” with respect to Company means the actual knowledge after reasonable inquiry of any of Company’s officers listed on Section 9.4 of the Company Disclosure Schedule and with respect to Purchaser, means the actual knowledge after reasonable inquiry of any of Purchaser’s officers listed on Section 9.4 of the Purchaser Disclosure Schedule. When a reference is made in this Agreement to an affiliate of a Person, the term “affiliate” means those other Persons that, directly or indirectly, control, are controlled by, or are under common control with, such Person. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

9.5    Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.6    Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

9.7    Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio applicable to contracts made and performed entirely within such state, without giving effect to its principles of conflicts of laws. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in any federal or state court located in Mahoning County, Ohio (which the parties expressly agree shall exclusively be the federal court for the Northern District of Ohio, or in the event (but only in the event) that such court does not have jurisdiction over such dispute, any court sitting in Mahoning County, Ohio). Each of the parties hereto submits to the exclusive jurisdiction of such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such suit, action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.8    Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.8.

9.9    Publicity. Neither Company nor Purchaser shall, and neither Company nor Purchaser shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement, or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the transactions contemplated by this Agreement without the prior consent (which shall not be unreasonably withheld or delayed) of Purchaser, in the case of a proposed announcement, statement or disclosure by Company, or Company, in the case of a proposed announcement, statement or disclosure by Purchaser; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by Law or rules established by Nasdaq.

9.10    Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party (which shall not be unreasonably withheld or delayed). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except for the provisions of Section 6.6, which is intended to benefit each Indemnified Party and his or her heirs and representatives, or for those certain Company employees under Section 6.5(g), this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement.

9.11    Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

9.12    Disclosure Schedule. Before entry into this Agreement, Company delivered to Purchaser a schedule (a “Company Disclosure Schedule”) and Purchaser has delivered to Company a schedule (a “Purchaser Disclosure Schedule”) that sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III or Article IV, as the case may be, or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect and (b) the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect. For purposes of this Agreement, “Previously Disclosed” means information set forth by Company or Purchaser, as the case may be, in the applicable paragraph of its Company Disclosure Schedule or Purchaser Disclosure Schedule, respectively, or any other paragraph of its Company Disclosure Schedule or Purchaser Disclosure Schedule (so long as it is reasonably clear on the face of such disclosure that the disclosure in such other paragraph of its Company Disclosure Schedule or Purchaser Disclosure Schedule is also applicable to the section of this Agreement in question).

9.13    Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. §261.2(c) and as identified in 12 C.F.R. §309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or action shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

9.14    No Control of Other Party’s Business. Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of Company or Company Bank prior to the Effective Time and nothing contained in this Agreement shall give Company, directly or indirectly, the right to control or direct the operations of Purchaser or

Purchaser Bank prior to the Effective Time. Prior to the Effective Time, each of Purchaser and Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Merger to be executed by their respective officers thereunto duly authorized as of the date first above written.

FARMERS NATIONAL BANC CORP.

By:	/s/ Kevin J. Helmick
	Name:	Kevin J. Helmick
	Title:	President and Chief Executive Officer

FMNB MERGER SUBSIDIARY IV, LLC

By:	/s/ Kevin J. Helmick
	Name:	Kevin J. Helmick
	Title:	President

CORTLAND BANCORP

By:	/s/ James M. Gasior
	Name:	James M. Gasior
	Title:	President & Chief Executive Officer

EXHIBIT A

AGREEMENT OF MERGER

This agreement of merger (this “Bank Merger Agreement”), dated as of [            ], 2021, is by and between The Cortland Savings and Banking Company (“Cortland Savings Bank”) and The Farmers National Bank of Canfield (“Farmers Bank”). All capitalized terms used herein but not defined herein shall have the respective meanings assigned to them in the Agreement and Plan of Merger, dated as of June 22, 2021 (the “Prior Merger Agreement”), between Farmers National Banc Corp. (“FMNB”), FMNB Merger Subsidiary IV, LLC (“Merger Sub”) and Cortland Bancorp (“Cortland”).

WITNESSETH:

WHEREAS, Cortland Savings Bank is an Ohio banking association and a wholly owned subsidiary of Cortland, with, as of March 31, 2021, a capital of $23,641,000, divided into 4,213,429 shares of common stock, each of $5.00 stated value, surplus of $21,018,000, and undivided profits, including capital reserves, of $36,437,000; and

WHEREAS, Farmers Bank is a national banking association and a wholly owned subsidiary of FMNB, with, as of March 31, 2021, a capital of $2,711,695.00, divided into 542,339 shares of common stock, each of $5.00 par value, surplus of $147,548,802.00, and undivided profits, including capital reserves, of $174,758,096.00; and

WHEREAS, FMNB, Merger Sub and Cortland have entered into the Prior Merger Agreement, pursuant to which Cortland will merge with and into Merger Sub (the “Prior Merger”); and

WHEREAS, Cortland Savings Bank and Farmers Bank desire to merge on the terms and conditions herein provided immediately following the effective time of the Prior Merger.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:

1.    The Bank Merger. Subject to the terms and conditions of the Prior Merger Agreement and this Bank Merger Agreement, at the Effective Time (as defined in Section 2), Cortland Savings Bank shall merge with and into Farmers Bank (the “Bank Merger”) under the laws of the United States and the State of Ohio. Farmers Bank shall be the surviving bank of the Bank Merger (the “Surviving Bank”).

2.    Effective Time. The Bank Merger shall become effective on the date, and at the time (the “Effective Time”), specified in the Bank Merger approval to be issued by the Office of the Comptroller of the Currency (the “OCC”).

3.    Charter; Bylaws. The Articles of Association (the “Charter”) and Bylaws of Farmers Bank in effect immediately prior to the Effective Time shall be the Charter and Bylaws of the Surviving Bank, until altered, amended or repealed in accordance with their terms and applicable law.

4.    Name; Offices. The name of the Surviving Bank shall be “The Farmers National Bank of Canfield.” The main office of the Surviving Bank shall be the main office of Farmers Bank immediately prior to the Effective Time.

5.    Directors and Executive Officers. Upon consummation of the Bank Merger, (i) the directors of Farmers Bank immediately prior to the Effective Time shall continue as directors of the Surviving Bank, and (ii) the executive officers of Farmers Bank immediately prior to the Effective Time shall continue as the executive officers of the Surviving Bank, and (iii) James M. Gasior and Timothy Carney will become directors and officers of the Surviving Bank. Each of the directors and officers of the Surviving Bank immediately after the Effective Time shall hold office until his or her successor is elected and qualified in accordance with the Charter and bylaws of the Surviving Bank or until his or her earlier death, resignation or removal.

6.    Effects of the Merger. Upon consummation of the Bank Merger, and subject to the effects set forth at 12 U.S.C. § 215c, the applicable provisions of the regulations of the OCC and other applicable law, (i) all assets of Farmers Bank and Cortland Savings Bank as they exist at the Effective Time, shall pass to and vest in the Surviving Bank without any conveyance or other transfer; (ii) the Surviving Bank shall be considered the same business and corporate entity as each constituent bank with all the rights, powers and duties of each constituent bank and (iii) the Surviving Bank shall be responsible for all the liabilities of every kind and description, of each of Farmers Bank and Cortland Savings Bank existing as of the Effective Time, all in accordance with the provisions of The National Bank Act.

7.    Effect on Shares of Stock.

(a)    Each share of Farmers Bank common stock issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding and shall consist of $2,711,695.00 in capital, divided into 542,339 shares of common stock, each of $5.00, and at the Effective Time Farmers Bank shall have a surplus of $147,548,802.00 and undivided profits, including capital reserves, of $174,758,096.00, which when combined with the capital and surplus will be equal to the combined capital structures of Farmer Bank and Cortland Savings Bank as stated in the recitals of this Agreement, adjusted however, for normal earning and expense (and if applicable purchase accounting adjustments) from March 31, 2021 until the Effective Time.

(b)    At the Effective Time, each share of Cortland Savings Bank capital stock issued and outstanding prior to the Bank Merger shall, by virtue of the Bank Merger and without any action on the part of the holder thereof, be canceled. Any shares of Cortland Savings Bank capital stock held in the treasury of Cortland Savings Bank immediately prior to the Effective Time shall be retired and canceled.

8.    Procurement of Approvals. This Bank Merger Agreement shall be subject to the approval of FMNB, as the sole shareholder of Farmers Bank, and Cortland, as the sole shareholder of Cortland Savings Bank at meetings to be called and held or by consent in lieu thereof in accordance with the applicable provisions of law and their respective organizational documents. Farmers Bank and Cortland Savings Bank shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and in the taking of any other actions, and the satisfaction of all other requirements prescribed by law or otherwise necessary for consummation of the Bank Merger on the terms provided herein, including without limitation the preparation and submission of such applications or other filings for the Bank Merger with the OCC and the Ohio Department of Financial Institutions as may be required by applicable laws and regulations.

9.    Conditions Precedent. The obligations of the parties under this Bank Merger Agreement shall be subject to: (i) the approval of this Bank Merger Agreement by FMNB, as the sole shareholder of Farmers Bank, and Cortland as the sole shareholder of Cortland Savings Bank, at meetings of shareholders duly called and held or by consent or consents in lieu thereof; (ii) receipt of approval of the Bank Merger from all governmental and banking authorities whose approval is required; (iii) receipt of any necessary regulatory approval to operate the main office and the branch offices of Cortland Savings Bank as offices of the Surviving Bank; and (iv) the consummation of the Prior Merger pursuant to the Prior Merger Agreement at or before the Effective Time.

10.    Additional Actions. If, at any time after the Effective Time, the Surviving Bank shall determine that any further assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Bank its rights, title or interest in, to or under any of the rights, properties or assets of Cortland Savings Bank acquired or to be acquired by the Surviving Bank as a result of, or in connection with, the Bank Merger, or (b) otherwise carry out the purposes of this Bank Merger Agreement, Cortland Savings Bank and its proper officers and directors shall be deemed to have granted to the Surviving Bank an irrevocable power of attorney to (i) execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Bank and (ii) otherwise to carry out the purposes of this Bank Merger Agreement. The proper officers and directors of the Surviving Bank are fully authorized in the name of Cortland Savings Bank or otherwise to take any and all such action.

11.    Amendment. Subject to applicable law, this Bank Merger Agreement may be amended, modified or supplemented only by written agreement of Farmers Bank and Cortland Savings Bank at any time prior to the Effective Time.

12.    Waiver. Any of the terms or conditions of this Bank Merger Agreement may be waived at any time by whichever of the parties hereto is, or the shareholder of which is, entitled to the benefit thereof by action taken by the Board of Directors of such waiving party.

13.    Assignment. This Bank Merger Agreement may not be assigned by either Farmers Bank or Cortland Savings Bank without the prior written consent of the other.

14.    Termination. This Bank Merger Agreement shall terminate upon the termination of the Prior Merger Agreement in accordance with its terms.

15.    Governing Law. Except to the extent governed by federal law, this Bank Merger Agreement shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the State of Ohio without regard to the conflicts of law provisions thereof.

16.    Counterparts. This Bank Merger Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

[Signature Page Follows.]

IN WITNESS WHEREOF, each of Farmers Bank and Cortland Savings Bank has caused this Bank Merger Agreement to be executed on its behalf by its duly authorized officers.

THE FARMERS NATIONAL BANK OF CANFIELD

By:
Name: Kevin J. Helmick
Title: President

THE CORTLAND SAVINGS AND BANKING COMPANY

By:
Name: James M. Gasior
Title: President

EXHIBIT C

Form of Voting Agreement

VOTING AGREEMENT

June     , 2021

Farmers National Banc Corp.

20 S. Broad St.

Canfield, OH 44406

Ladies and Gentlemen:

Concurrently with the execution of this letter agreement (“Voting Agreement”), Farmers National Banc Corp., an Ohio corporation (“Farmers”), FMNB Merger Subsidiary IV, LLC, an Ohio limited liability company and a wholly owned subsidiary of Farmers (“Merger Sub”), and Cortland Bancorp, an Ohio corporation (“Cortland”), are entering into an Agreement and Plan of Merger, of even date herewith (the “Merger Agreement”), whereby Cortland will merge with and into Merger Sub (the “Merger”) and shareholders of Cortland will receive the Merger Consideration as set forth in the Merger Agreement, subject to the closing of the Merger. All defined terms used but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

A condition to Farmers’ obligations under the Merger Agreement is that I execute and deliver this Voting Agreement to Farmers.

Intending to be legally bound hereby, I irrevocably agree and represent as follows:

(a)    As of the date of this Voting Agreement, I have, and at all times during the term of this Voting Agreement will have, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of, and good and valid title to, the number of common shares, no par value, of Cortland (the “Cortland Common Shares”), that is set forth on Appendix A hereto, and I hold restricted stock awards with respect to the number of Cortland Common Shares set forth on Appendix A hereto. All of the securities listed on Appendix A are either (i) owned free and clear of any proxy or voting restriction, claims, liens, encumbrances and security interests and any other limitation or restriction whatsoever (including any restriction on the right to dispose of such securities), or (ii) with respect to the Cortland Common Shares subject to restricted stock awards, are subject to the terms and conditions of the applicable restricted stock award agreement. None of the securities listed on Appendix A are subject to any voting trust or other agreement or arrangement with respect to the voting rights of such securities.

(b)    As of the date of this Voting Agreement, except for the securities set forth on Appendix A, I do not beneficially own any (i) shares of capital stock or voting securities of

Cortland, (ii) securities of Cortland convertible into or exchangeable for shares of capital stock or voting securities of Cortland, or (iii) options or other rights to acquire from Cortland any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Cortland. The Cortland Common Shares listed on Appendix A, together with all Cortland Common Shares that I subsequently acquire during the term of this Voting Agreement, including through the exercise of any stock options, warrants or similar instruments, are referred to herein as the “Shares”.

(c)     At the Company Shareholders’ Meeting (as defined in the Merger Agreement) and at any other meeting of Cortland shareholders, however called, and on any action or approval by written consent of shareholders of Cortland, I will vote or cause to be voted not less than all of the Shares over which I have sole voting power, and I will use my best efforts to cause any Shares over which I share voting power, to be voted in favor of (i) approval and adoption of the Merger Agreement and the transactions contemplated thereby, and (ii) any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes to approve the Merger Agreement. Determinations as to “sole” or “shared” voting power shall be made in accordance with Rule 13d-3 of the Exchange Act.

(d)     During the term of this Voting Agreement, I will not, directly or indirectly, offer, sell, transfer, pledge, encumber or otherwise dispose of (collectively, “Transfer”) any Shares over which I have sole dispositive power (or any interest therein), and I will use my best efforts to not permit the Transfer of any Shares over which I have shared dispositive power (or any interest therein), except to the extent permitted by paragraph (g) hereof.

(e)    I agree that Cortland shall not be bound by any attempted sale of any Cortland Common Shares over which I have sole voting and dispositive power, and Cortland’s transfer agent shall be given appropriate stop transfer orders and shall not be required to register any such attempted sale, unless the sale has been effected in compliance with the terms of this Voting Agreement.

(f)    I represent that I have the legal capacity to enter into this Voting Agreement, that I have duly and validly executed and delivered this Voting Agreement and that this Voting Agreement is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles; and further, that no consent of my spouse is necessary under any “community property” or other laws in order for me to enter into and perform my obligations under this Voting Agreement.

(g)    Notwithstanding anything herein to the contrary, I may Transfer any or all of the Shares over which I have beneficial ownership to myself, my spouse, ancestors or descendants; provided, however, that in any such case, prior to and as a condition to the effectiveness of such Transfer, each person to which any of such Shares or any interest in any of such Shares is or may be Transferred (other than myself) shall have executed and delivered to Farmers an agreement to be bound by the terms of this Voting Agreement.

I am signing this Voting Agreement solely in my capacity as a shareholder of Cortland, if I am such, and not in any other capacity, such as a director or officer of Cortland or as a fiduciary of any trusts in which I am not a beneficiary. Notwithstanding anything herein to the contrary: (a) I make no agreement or understanding herein in any capacity other than in my capacity as a beneficial owner of Cortland Common Shares and (b) nothing herein shall be construed to limit or affect any action or inaction by me or any of my representatives, as applicable, in serving on Cortland’s Board of Directors or as an officer of Cortland, in acting in my capacity as a director, officer or fiduciary of Cortland, or as a fiduciary of any trust for which I serve as trustee.

This Voting Agreement shall terminate and be of no further force and effect concurrently with, and automatically upon, the earlier to occur of (a) the favorable vote of the Cortland shareholders with respect to the approval of the Merger Agreement, (b) the Effective Time, (c) Farmers and I enter into a written agreement to terminate this Voting Agreement, or (d) any termination of the Merger Agreement in accordance with its terms, except that any such termination shall be without prejudice to Farmers’ rights if termination should arise out of my willful breach of any covenant or representation contained herein.

All notices and other communications in connection with this Voting Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile, with confirmation, mailed by registered or certified mail, return receipt requested, or delivered by an express courier, with confirmation, to the other party hereto at its addresses set forth on the signature page hereto.

This Voting Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. This Voting Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Voting Agreement.

I agree and acknowledge that Farmers may be irreparably harmed by, and that there may be no adequate remedy at law for, any violation of this Voting Agreement by me. Without limiting other remedies, Farmers shall have the right to seek to enforce this Voting Agreement by specific performance or injunctive relief. This Voting Agreement and all claims arising hereunder or relating hereto, shall be governed and construed and enforced in accordance with the laws of the State of Ohio, without giving effect to the principles of conflicts of law thereof. I hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any Ohio state court or the United States District Court for the Northern District of Ohio, in any action or proceeding arising out of or relating to this letter.

If any term, provision, covenant or restriction of this Voting Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Voting Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Voting Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

This Voting Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

[Remainder of page intentionally blank; signature page follows]

Very truly yours,

Print Name

Address:

Facsimile:

Acknowledged and Agreed:

Farmers National Banc Corp.

By:
Kevin J. Helmick,
President and Chief Executive Officer

Address:	Farmers National Banc Corp.
20 S. Broad St.
Canfield, OH 44406

Dated:	June , 2021

[Signature page to Voting Agreement]

Exhibit 10.1

Farmers National Banc Corp.

Third Amended and Restated Executive Separation Policy

Effective: June 22, 2021

1.	Purpose

Farmers National Banc Corp. (the “Company”) seeks to attract and retain the most qualified and capable professionals to serve in key executive positions to maximize the value of the Company for the benefit of the Company’s stockholders. To achieve this goal, the Company originally established this Executive Separation Policy effective November 7, 2013 (the “Original Effective Date”), adopted an Amended and Restated Executive Separation Policy effective June 23, 2015 (“First Amended Policy”), and adopted a Second Amended and Restated Executive Separation Policy effective June 1, 2017 (“Second Amended Policy”), to provide such employees with certain types of financial security and sufficient incentives to accept and continue their executive employment. This Third Amended and Restated Executive Separation Policy (this “Policy”) describes the separation pay and benefits that the Company will provide to Covered Executives (as defined below) if their employment with the Company terminates under certain circumstances. The Company also seeks through this Policy to ensure that the separation process is handled professionally and efficiently.

2.	Application to Covered Employees

A.

This Policy applies to the positions of Chief Executive Officer and President, Chief Financial Officer, Chief Banking Officer, Chief Credit Officer, Chief Operating Officer, Chief Retail and Marketing Officer, Chief Wealth Management Officer, Chief Human Resource Officer, Chief Information Officer, Chief Risk Officer, Corporate Development Officer, and such other executive officers comprising the Company’s senior management team as may be designated annually by the Board of Directors (collectively, the “Covered Executives”).

B.

The Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) may, from time to time, designate other persons holding other executive positions who are not members of the Company’s Senior Management Committee as Covered Executives under this Policy and the level of severance pay and benefits that such persons shall receive under this Policy.

3.	Termination of Employment

The Company may terminate a Covered Executive’s employment with the Company, with or without Cause, and a Covered Executive may terminate his or her employment with the Company for or without Good Reason, subject, however, in each case, to the terms and conditions of any written employment agreement between the Covered Executive and the Company.

A.	Termination by Company for Cause or by Covered Executive Without Good Reason

If the Company terminates a Covered Executive’s employment with the Company for Cause, or a Covered Executive terminates his or her employment with the Company without Good Reason, the Covered Executive will be entitled to: (1) all earned but unpaid compensation for time worked through the Termination Date, to be paid on the Payment Date; and (2) any rights and benefits (if any) provided under plans and programs of the Company, determined in accordance with the applicable terms and provisions of such plans and programs, including, without limitation, earned but unused vacation (the payments described in this Section 3.A are collectively referred to as the “Accrued Obligations”). Other than payment of the Accrued Obligations, a Covered Executive whose employment with the Company terminates as described in this Section 3.A shall not be entitled to receive any other severance pay or benefits. Nothing in the foregoing is intended to limit a Covered Executive’s ability to continue participating in the Company’s group health, dental and vision plans for the applicable COBRA continuation period, provided that the Covered Executive properly elects COBRA continuation coverage and pays the applicable COBRA premiums.

B.	Termination by Company Without Cause or by Covered Executive for Good Reason

If the Company terminates a Covered Executive’s employment with the Company without Cause, or a Covered Executive terminates his or her employment with the Company for Good Reason, the Company will, subject to the terms and conditions of this Policy, provide the severance pay and benefits set forth below to the Covered Executive based on the Covered Executive’s position on the date of termination.

(1)	If the Covered Executive is the Chief Executive Officer, the Covered Executive will receive the following severance pay and benefits:

(a)	the Accrued Obligations;

(b)

if the Covered Executive was employed by the Company on the Original Effective Date, a lump sum amount equal to 36 months of the Covered Executive’s then-current base salary (or, if greater, the base salary immediately prior to any reduction constituting Good Reason), to be paid on the Payment Date; if the Covered Executive was not employed by the Company on the Original Effective Date, a lump sum amount equal to 24 months of the Covered Executive’s then-current base salary (or, if greater, the base salary immediately prior to any reduction constituting Good Reason), to be paid on the Payment Date;

(c)

a pro rata incentive bonus in a lump sum amount determined by multiplying the annual incentive that the Covered Executive would have earned under the Company’s annual incentive plan for the year in which the termination occurred, assuming that performance had been attained at the “target” level as based on a percentage of

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the Covered Executive’s then-current base salary (or, if greater, the base salary immediately prior to any reduction constituting Good Reason), by a fraction, the numerator of which is the number of days elapsed during the calendar year prior to the Termination Date and the denominator of which is 365, to be paid on the Payment Date;

(d)

a lump sum amount equal to the monthly COBRA premium payable by the Covered Executive to continue to receive health benefits at a level similar to which the Covered Executive and his or her spouse and dependents, if any, were participating immediately prior to the termination, in order to continue to receive such benefits during the applicable COBRA coverage period, multiplied by (i) 36 if the Covered Executive was employed by the Company on the Original Effective Date, or (ii) 24 if the Covered Executive was not employed by the Company on the Original Effective Date; and

(e)

a lump sum payment in an amount not to exceed $10,000 for reasonable outplacement services by a firm selected by the Company, for a period of such services lasting not longer than one (1) year after the Termination Date.

(2)

If the Covered Executive is the Chief Financial Officer, Chief Banking Officer, Chief Credit Officer, Chief Operating Officer, Chief Retail and Marketing Officer, Chief Wealth Management Officer, or Corporate Development Officer, the Covered Executive will receive the following severance pay and benefits:

(a)	the Accrued Obligations;

(b)

a lump sum amount equal to 18 months of the Covered Executive’s then-current base salary (or, if greater, the base salary immediately prior to any reduction constituting Good Reason), to be paid on the Payment Date;

(c)

a pro rata incentive bonus in a lump sum amount determined by multiplying the annual incentive that the Covered Executive would have earned under the Company’s annual incentive plan for the year in which the termination occurred, assuming that performance had been attained at the “target” level as based on a percentage of the Covered Executive’s then-current base salary (or, if greater, the base salary immediately prior to any reduction constituting Good Reason), by a fraction, the numerator of which is the number of days elapsed during the calendar year prior to the Termination Date and the denominator of which is 365, to be paid on the Payment Date;

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(d)

a lump sum amount equal to the monthly COBRA premium payable by the Covered Executive to continue to receive health benefits at a level similar to which the Covered Executive and his or her spouse and dependents, if any, were participating immediately prior to the termination, in order to continue to receive such benefits during the applicable COBRA coverage period, multiplied by 18; and

(e)

a lump sum payment in an amount not to exceed $7,500 for reasonable outplacement services by a firm selected by the Company, for a period of such services lasting not longer than one (1) year after the Termination Date.

(3)

If the Covered Executive is not the Chief Executive Officer, Chief Financial Officer, Chief Banking Officer, Chief Credit Officer, Chief Wealth Management Officer, Chief Retail and Marketing Officer, or Corporate Development Officer, the Covered Executive will receive the following severance pay and benefits:

(a)	the Accrued Obligations;

(b)

a lump sum amount equal to 12 months of the Covered Executive’s then-current base salary (or, if greater, the base salary immediately prior to any reduction constituting Good Reason), to be paid on the Payment Date;

(c)

a pro rata incentive bonus in a lump sum amount determined by multiplying the annual incentive that the Covered Executive would have earned under the Company’s annual incentive plan for the year in which the termination occurred, assuming that performance had been attained at the “target” level as based on a percentage of the Covered Executive’s then-current base salary (or, if greater, the base salary immediately prior to any reduction constituting Good Reason), by a fraction, the numerator of which is the number of days elapsed during the calendar year prior to the Termination Date and the denominator of which is 365, to be paid on the Payment Date;

(d)

a lump sum amount equal to the monthly COBRA premium payable by the Covered Executive to continue to receive health benefits at a level similar to which the Covered Executive and his or her spouse and dependents, if any, were participating immediately prior to the termination, in order to continue to receive such benefits during the applicable COBRA coverage period, multiplied by 12; and

(e)

a lump sum payment in an amount not to exceed $7,500 for reasonable outplacement services by a firm selected by the Company, for a period of such services lasting not longer than one (1) year after the Termination Date.

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4.	Eligibility For Separation Pay and Benefits

Except with respect to the Accrued Obligations, the Company’s obligations to provide any severance pay and benefits under this Policy are conditioned upon the following:

A.

The Covered Executive’s execution prior to the first date that any payment (other than the Accrued Obligations) is to begin, of a valid, enforceable, full and unconditional release reasonably acceptable to the Company, generally in the form attached as Exhibit A hereto, of all claims whether known or unknown that the Covered Executive may have against the Company, its officers, fiduciaries, directors, agents, and employees as of the Termination Date.

B.	The Covered Executive agrees to the following:

(i)

Non-Competition. For a period of 12 consecutive months after the Termination Date, the Covered Executive shall not, directly or indirectly, as owner, partner, joint venturer, stockholder (excluding the ownership of publicly-traded securities where such ownership does not exceed 1% of such securities outstanding), employee, officer, director, agent, principal, trustee or in any other business capacity whatsoever, engage in, become financially interested in, become employed by, render any consulting or business advice with respect to, or have any other connection with, any person or business entity engaged in the same business as the Company or an affiliate in any county where the Company or an affiliate maintains a branch or loan production office at the time of termination of the Covered Executive’s employment.

(ii)

Non-Solicitation of Customers. For a period equal to the lesser of (a) 24, or (b) the number of months of the Covered Executive’s base salary used as a multiplier in Section B(1)(b), B(2)(b), or B(3)(b) as applicable, consecutive months after the Termination Date, the Covered Executive shall not, directly or indirectly solicit Business from any customers, clients or business patrons of the Company or an affiliate who were customers, clients or business patrons of the Company or an affiliate at the time of termination of the Covered Executive’s employment.

(iii)

Non-Solicitation of Employees. For a period equal to the lesser of (a) 24, or (b) the number of months of the Covered Executive’s base salary used as a multiplier in Section B(1)(b), B(2)(b), or B(3)(b) as applicable, consecutive months after the Termination Date, the Covered Executive shall not, directly or indirectly employ or attempt to employ or solicit for employment any other individual who is employed by the Company or an affiliate at the time of termination of the Covered Executive’s employment.

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(iv)

Confidential Information. The Covered Executive shall not directly or indirectly communicate or divulge any Confidential Information relating to the Company or an affiliate to any other person or business entity. All records, files, plans, documents and the like relating to the business of the Company or an affiliate, including but not limited to Confidential Information which the Executive has or will prepare, use or come into contact with shall remain the sole property of the Company or an affiliate, shall not be copied without written permission, and shall be returned immediately to the Company or an affiliate upon the Covered Executive’s termination of employment with the Company or an affiliate, or at the request of the Company or an affiliate at any time. Further, the Executive shall not directly or indirectly use or disclose to any other person or business entity any secret or Confidential Information of the Company or an affiliate without the prior written consent of an officer of the Company or an affiliate. The Executive further agrees to take all reasonable precautions to protect against the negligent or inadvertent disclosure of the secret or Confidential Information of the Company or an affiliate to any other person or business entity. If the Executive improperly uses or discloses any secret or Confidential Information of the Company or an affiliate, the Executive understands that the Covered Executive’s employment will be subject to termination for Cause. The Executive also recognizes that all writings, illustrations, drawings and other similar materials that embody or otherwise contain Confidential Information which the Executive may produce or which may be given to the Executive in connection with the Executive’s employment, are the property of the Company or an affiliate and it shall be the Executive’s obligation to deliver the same to the Company or an affiliate upon request, and upon termination of the Covered Executive’s employment with the Company or an affiliate for any reason.

(v)

Intellectual Property Rights. The Covered Executive agrees and acknowledges that all Work Product shall be the sole, exclusive and absolute property of the Company or an affiliate. All such Work Product shall be deemed to be works for hire and the Executive assigns to the Company all rights, title and interest in, to and under such Work Product, including but not limited to, the right to obtain such patents, copyright registrations, trademark registrations or similar protections as the Company or an affiliate may desire to obtain. The Executive shall immediately disclose all Work Product to the Company or an affiliate and agrees, at any time upon the Company’s or an affiliate’s request and without additional compensation, to execute any documents and to otherwise cooperate with the Company or an affiliate respecting the perfection of its rights, title and interest in, to and under such Work Product, and in any litigation or other controversy in connection therewith, all reasonable expenses incident thereto to be borne by the Company or an affiliate. For purposes of this Policy, “Work Product” means any procedure, design feature, schematic, invention, improvement, development, discovery, know how, concept, idea or the like (whether or

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not patentable or registrable under copyright or trademark laws, or otherwise protectable under similar laws) that the Executive may conceive of, suggest, make, invent, develop or implement during the course of the Executive’s employment with the Company or an affiliate (whether individually or jointly with any other person), relating in any way to the Business, and all physical embodiments and manifestations thereof, and all patent rights, copyrights, trademarks (or application therefore) and similar protections therein.

(vi)

Non-disparagement. The Covered Executive agrees that he or she will not knowingly make any statement or take any action likely to disparage or have an adverse effect on the Company’s business reputation; provided, however, that such restriction will not prevent the Covered Executive from making any statement or taking any action that is required by law.

(vii)

In the event of a breach by the Covered Executive of any covenant set forth in this Section 4(B), the term of such covenant will be extended by the period of the duration of such breach and such covenant will survive any termination of this Agreement but only for the limited period of such extension. The restrictions provided in this Section 4(B) are in addition to any restrictions on competition or solicitation contained in any other agreement between the Company or an affiliate and the Executive. The provisions of this Section 4(B) constitute an essential element of this Agreement, without which the Company would not have entered into this Agreement. If the scope of any restriction contained in this Section 4(B) is too broad to permit enforcement of such restriction to its fullest extent, then such restriction will be enforced to the maximum extent permitted by law, and the Executive hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

(viii)

Notwithstanding any other remedy available, the restrictions described in this Section 4(B) may be enforced by the Company, an affiliate and/or any successor thereto, by an action to recover payments made under this Agreement, an action for injunction, and/or an action for damages. In the event the Company or an affiliate obtains a permanent injunction against the Executive after notice and the opportunity to appear, the Executive shall be liable to pay all costs, including reasonable attorneys’ fees, which the Company or an affiliate may incur in enforcing, to any extent, the provisions of this Agreement, whether or not litigation is actually commenced and including litigation of any appeal taken or defended by the Company or an affiliate in any action to enforce this Agreement and which affirms and/or results in a permanent injunction. Any proceedings brought to enforce Section 5 of this Agreement shall be brought in the courts of Mahoning County, Ohio and the Executive expressly waives any objection or defense relating to jurisdiction or forum non-conveniens or similar doctrine or theory. The Executive acknowledges and agrees that the remedy at law for any breach of this Section 5 shall be inadequate, and

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that the Company or an affiliate shall be entitled to injunctive relief without bond. Such injunctive relief shall not be exclusive, but shall be in addition to any other rights or remedies which the Company or an affiliate may have for any such breach. In addition to the injunctive remedies described herein, the Executive acknowledges and agrees that in the event of a final judicial determination against the Executive with respect to an actual or threatened breach by the Executive of this Section 5, the Company shall be entitled to withhold any remaining amounts payments payable under Section 3 of this Agreement.

C.

After the Termination Date, the Covered Executive agrees to provide reasonable assistance and cooperation with the Company concerning business or legal related matters about which the Covered Executive possesses relevant knowledge or information. Such cooperation will be provided only at the Company’s specific request and will include, but not be limited to, assisting or advising the Company with respect to any business-related matters or any actual or threatened legal action (including testifying in depositions, hearings, and/or trials). The Covered Executive will be reimbursed for the reasonable costs of providing assistance and cooperation, including, without limitation, reasonable travel and lodging expenses.

D.

The Company’s obligation to provide separation pay and benefits under this Policy will cease immediately if the Company determines that Covered Executive failed to comply with any of the foregoing conditions, and the Covered Executive will be required to return to the Company (with ten (10) days after request by the Company) any amounts the Company has paid to the Covered Executive under this Policy other than the Accrued Obligations.

5.	Section 409A

This Policy is intended to comply with the requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or an exemption or exclusion therefrom, and, with respect to amounts that are subject to Section 409A of the Code, shall in all respects be administered in accordance with Section 409A of the Code.

Each payment under this Policy shall be treated as a separate payment for purposes of Section 409A of the Code. In no event may the Covered Executive, directly or indirectly, designate the calendar year of any payment to be made under this Policy. If the Covered Executive dies following the Termination Date and prior to the payment of the any amounts delayed on account of Section 409A of the Code, such amounts shall be paid to the personal representative of the Covered Executive’s estate within 30 days after the date of the Covered Executive’s death.

All reimbursements and in-kind benefits provided under this Policy that constitute deferred compensation within the meaning of Section 409A of the Code shall be made or provided in accordance with the requirements of Section 409A of the Code, including, without limitation, that (i) in no event shall reimbursements by the Company under this Policy be made later than the end of the calendar year next following the calendar year in which the applicable

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fees and expenses were incurred, provided, that the Covered Executive shall have submitted an invoice for such fees and expenses at least ten (10) days before the end of the calendar year next following the calendar year in which such fees and expenses were incurred; (ii) the amount of in-kind benefits that the Company is obligated to pay or provide in any given calendar year shall not affect the in-kind benefits that the Company is obligated to pay or provide in any other calendar year; (iii) the Covered Executive’s right to have the Company pay or provide such reimbursements and in-kind benefits may not be liquidated or exchanged for any other benefit; and (iv) in no event shall the Company’s obligations to make such reimbursements or to provide such in-kind benefits apply later than the periods described in this Policy. Within the time period permitted by the applicable Treasury Regulations, the Company may modify this Policy, in the least restrictive manner necessary and without any diminution in the value of the payments to the Covered Executive, in order to cause the provisions of this Policy to comply with the requirements of Section 409A of the Code, so as to avoid the imposition of taxes and penalties on the Covered Executive pursuant to Section 409A of the Code.

Notwithstanding anything in this Policy to the contrary, in the event that a Covered Executive is a “specified employee” (as defined in Section 409A of the Code) of the Company, as determined pursuant to the Company’s policy for identifying specified employees, on the date of the Covered Executive’s termination of employment and the Covered Executive is entitled to a payment and/or a benefit under this Policy that is required to be delayed pursuant to Section 409A(a)(2)(B)(i) of the Code, then such payment or benefit, as applicable, shall not be paid or provided (or begin to be paid or provided) until the first day of the seventh month following the date of the Covered Executive’s termination of employment (or, if earlier, the date of the Covered Executive’s death). The first payment that can be made to the Covered Executive following such period shall include the cumulative amount of any payments or benefits that could not be paid or provided during such period due to the application of Section 409A(a)(2)(B)(i) of the Code.

6.	Employment at Will

Nothing in this Policy is to be construed such that a Covered Executive’s employment with the Company is anything other than employment “at will”.

7.	ERISA Provisions

This Policy is intended to be a plan whose participation is limited to a “select group of management or highly compensated employees” within the meaning of Sections 4(b)(5), 201(2), 301(a)(3) and 401(a) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The claims procedure set forth in U.S. Department of Labor Regulation Section 2560.503-1 are incorporated by reference into this Policy.

8.	Governing Law

The rights and obligations of the Covered Executives and the Company under this Policy will be governed and interpreted in accordance with the internal laws of the State of Ohio without regard to choice of law principles and to the extent not preempted by ERISA.

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9.	Integration

This Policy supersedes and replaces the terms of any employment agreement, offer letter, or other agreement with the Company, including any agreement in respect of confidentiality, that governs the terms and conditions applicable to the Covered Executive’s separation from the Company and is in effect immediately prior to the Covered Executive’s termination of employment (“Alternative Agreement”) with respect to the payment of severance or benefits, to the extent that the Alternative Agreement provides for the payment of severance or benefits in an amount less than are payable under this Policy. To the extent that a Covered Executive is entitled to payment of severance or benefits under an Alternative Agreement in an amount greater than are payable under this Policy, the amount of severance or benefits shall be determined under the Alternative Agreement and the Covered Executive shall not be entitled to any payments of severance or benefits under this Policy.

For purposes of clarity, if a Covered Executive is or becomes a party to the Company’s Change in Control Agreement dated effective as of November 7, 2013 (or any successor form of agreement in respect of a change in control, collectively, a “Change in Control Agreement”) and is terminated under circumstances that would entitle the Covered Executive to payments and benefits under the Change in Control Agreement, the terms of the Change in Control Agreement, and not this Policy, will apply and the Covered Executive will not be eligible for the payment of severance or benefits under this Policy.

10.	Reservation of Rights

This Policy may be modified from time to time, or terminated in its entirety, in the sole discretion of the Compensation Committee. Any modifications made by the Compensation Committee for any Covered Executive will apply to all Covered Executives for purposes of this Policy (except to the extent expressly stated otherwise). Any modifications to, or the termination of, this Policy will not affect the rights of Covered Executives whose Termination Date preceded such modification or termination. The Compensation Committee will have discretion to construe and interpret this Policy and its decisions will be final and binding on the Company, the Covered Executive and all other interested persons.

11.	Tax Withholding

All payments to a Covered Executive under this Policy will be reduced by any required withholdings of applicable federal, state, local and foreign taxes.

12.	Assignment

The Covered Executive’s rights and obligations under this Policy may not be assigned or transferred. The Company may not assign or transfer its obligations under this Agreement except in the event the Company is merged or consolidated into, or with, any other company, or if substantially all of the assets of the Company are transferred to another company.

13.	Remedies for Breach

Each party will bear its own costs to resolve any dispute arising under this Policy; provided, however, that in the event that a Covered Executive is determined to be the prevailing

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party in such dispute pursuant to a final non-appealable order or in a binding arbitration, the Company will reimburse the Covered Executive for the reasonable costs incurred to enforce this Policy, including, without limitation, reasonable attorneys’ fees.

14.	Definitions

A.    Cause means that, in the reasonable judgment of the Compensation Committee, any of the following events have occurred: (1) the willful or negligent failure by the Covered Executive to substantially perform his or her duties with the Company and, after written notification by the Company to the Covered Executive, the continued failure of the Covered Executive to substantially perform such duties; (2) the willful or negligent engagement by the Covered Executive in conduct which is demonstrably and materially injurious to the Company, financially or otherwise; (3) action or inaction by the Covered Executive that constitutes a breach of a fiduciary duty with respect to the Company or any of its subsidiaries; (4) the violation of any material written policy, rule or regulation of the Company; or (5) the Covered Executive’s material breach of any agreement in respect of confidentiality with the Company, whether or not entered into after the Effective Date.

B.    Disability means a Covered Executive’s having become unable (as determined by the Compensation Committee in good faith) to perform regularly his or her duties with the Company by reason of illness or incapacity.

C.    Good Reason means the occurrence of any of the following: (1) a reduction in a Covered Executive’s annual base salary rate, unless such reduction generally applies to other Covered Executives regardless of the reason(s) therefor; (2) a substantial diminution in a Covered Executive’s duties, authorities or responsibilities; or (3) the relocation of a Covered Executive’s principal place of employment with the Company such that (a) the distance from the former principal place of employment to the relocated principal place of employment is over 50 miles and (b) the distance from his or her primary residence to the relocated principal place of employment is over 50 miles; provided, however, that Good Reason shall exist only to the extent that a Covered Executive provides the Company, in care of the Company’s Chief Executive Officer (or, if involving the Company’s Chief Executive Officer, in care of the Chair of the Board of Directors) at the Company’s then-current corporate headquarters, with written notice of his or her intention to terminate employment with the Company for Good Reason that specifies the condition(s) constituting Good Reason and the Company fails to correct such condition(s) within ten (10) business days from receipt of such written notice. Notwithstanding the foregoing, Good Reason shall cease to exist for an event on the one hundred and twentieth (120th) day following the later of its occurrence or the Covered Executive’s knowledge thereof, unless the Covered Executive has given the Company written notice of such condition and of the Covered Executive’s intent to terminate for Good Reason prior to such date. With respect to the Chief Executive Officer only, Good Reason shall also include a change in responsibilities such that the Chief Executive Officer reports to someone other than directly to the Company’s Board of Directors.

D.    Payment Date means, with respect to payment of any severance pay and/or benefits (except for any applicable medical, dental and/or vision benefits) relating to a Covered Executive’s termination of employment under this Policy, a date selected by the Company that is

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within thirty (30) days following the Termination Date except in respect of the payments provided for in 3B(1)(d) and 3B(2)(d) above; provided, however, that the Payment Date shall be such date as avoids a violation of applicable law, including but not limited to, Section 409A of the Code. The Payment Date may, at the sole discretion of the Company, be different dates for different pay and/or benefits due under this Policy, as long as such dates comply with the requirements of applicable law.

E.    Termination Date means the date on which a Covered Executive’s experiences a “separation from service” within the meaning of Section 409A of the Code from the Company.

F.    Without Cause means a termination of a Covered Executive’s employment (1) by the Company other than for Cause or (2) because of the Covered Executive’s Disability, but only to the extent that the Covered Executive is not receiving long-term disability benefits under the Company’s long-term disability plan (or is eligible, but declined to receive, such long-term disability benefits).

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EXHIBIT A

Form of Release

GENERAL RELEASE

This General Release (the “Agreement”) is made and entered into as of             , 20        , by and between Farmers National Banc Corp. (the “Company”), and                          (the “Executive”) (collectively, the “Parties”).

ARTICLE I. RELEASES, WAIVERS AND REVOCATION RIGHTS

1.01    Release. In consideration of receipt of the payments and benefits pursuant to the Company’s Executive Separation Policy, as it may have been amended from time to time (“Separation Policy”), the Executive does hereby fully and forever surrender, release, acquit and discharge the Company, and its principals, stockholders, directors, officers, agents, administrators, insurers, subsidiaries, affiliates, employees, successors, assigns, related entities, and legal representatives, personally and in their representative capacities, and each of them (collectively, “Released Parties”), of and from any and all claims for costs of attorneys’ fees, expenses, compensation, and all losses, demands and damage of whatsoever nature or kind in law or in equity, whether known or unknown, including without limitation those claims arising out of, under, or by reason of the Executive’s employment with the Company or any affiliate thereof, the Executive’s relationship with the Company or any affiliate and/or the termination of the Executive’s employment relationship and any and all claims which were or could have been asserted in any charge, complaint, or related lawsuit. Without limiting the generality of the foregoing, the Executive specifically releases and discharges, but not by way of limitation, any obligation, claim, demand or cause of action based on, or arising out of, any alleged wrongful termination, breach of employment contract, breach of implied covenants of good faith and fair dealing, defamation, fraud, promissory estoppel, intentional or negligent infliction of emotional distress, discrimination based on age, pain and suffering, personal injury, punitive damages, and any and all claims arising from any alleged violation by the Released Parties of any federal, state, or local statutes, ordinances or common laws, including but not limited to the Ohio Civil Rights Act, including all provisions of the Ohio Revised Code concerning discrimination on the basis of age, the Age Discrimination in Employment Act of 1967 (“ADEA”), Title VII of the Civil Rights Act of 1964, the Americans With Disabilities Act (“ADA” and “ADAA”) or the Employee Retirement Income Security Act of 1974. This release of rights is knowing and voluntary. The Company acknowledges that the Executive does not release herein any rights or claims which may arise after the Effective Date of this Agreement (as defined in Section 1.03 of this Agreement) nor any rights the Executive has under the CIC Agreement, any rights the Executive may have regarding the enforcement of the CIC Agreement, the Executive’s rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or the Executive’s rights to indemnification.

1.02    Waiver of Right to Sue. Except with regard to the Company’s commitments contained in the Separation Policy, the Executive further agrees, promises and covenants that neither the Executive, nor any person, organization, or any other entity acting on the Executive’s behalf will file, charge, claim, sue or cause or permit to be filed, charged or claimed, any action for damages

13

or other relief (including injunctive, declaratory, monetary relief or other) against the Company, involving any matter occurring in the past up to the Effective Date of this Agreement or involving any continuing effects of actions or practices which arose prior to the Effective Date of this Agreement or the termination of the Executive’s employment.

1.03    Older Workers’ Benefit Protection Act Waiver. The Executive has certain individual federal rights, which must be explicitly waived. Specifically, the Executive is protected by the ADEA from discrimination in employment because of the Executive’s age. By executing this Agreement, the Executive waives these rights as to any past or current claims. Notwithstanding anything else in this Agreement, excluded from this Agreement are ADEA age claims that may arise after execution of this Agreement. In connection with the releases in Section 1.01 and waivers in Section 1.02 of any and all claims or disputes that the Executive has or may have on the date hereof, the Executive makes the following acknowledgements:

[1]    By signing this Agreement, the Executive waives all claims against the Released Parties for discrimination based on age, including without limitation, any claim which arises under or by reason of a violation of the ADEA.

[2]    In consideration of the releases, waivers and covenants made by the Executive under this Agreement, the Executive will be receiving the applicable payments and other benefits in the amounts and manner described in Section 3B of the Separation Policy.

[3]    The Executive represents and acknowledges that the Executive has consulted with an attorney prior to executing this Agreement and the Executive has been given a period of at least twenty-one (21) days within which to consider whether or not to enter into this Agreement.

[4]    The Executive understands that this Agreement shall be effective as of the date on which the Executive signs the Agreement (“Effective Date”), provided that the Agreement is not revoked by the Executive within seven days after the Executive signs the Agreement. For a period of seven days after the Executive signs the Agreement, the Executive has the right to revoke and/or cancel this Agreement by the delivery of notice in writing of revocation and/or cancellation to the Company. In the event that the Executive does not revoke and/or cancel this Agreement during this period, this Agreement shall become effective on the Effective Date. In the event that the Executive revokes this Agreement, the Executive shall not be entitled to any of the consideration set out in Section 3B of the Separation Policy.

ARTICLE II.    MISCELLANEOUS

2.01    Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original, but all of which together will constitute one and the same Agreement. Facsimile signatures will have the same legal effect as original signatures.

2.02    Applicable Law. To the extent not preempted by federal law, the provisions of this Agreement will be construed and enforced in accordance with the laws of the state of Ohio.

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2.03    Headings. The descriptive headings in this Agreement are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement, as of             , 20        .

FARMERS NATIONAL BANC CORP.

By:	Date signed:

Title:

THE EXECUTIVE

Date signed:
Signature

Print Name

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Exhibit 10.2

CHANGE IN CONTROL AGREEMENT

This Change in Control Agreement (this “Agreement”) is made by and between Farmers National Banc Corp. (the “Company”) and                         (the “Executive”) effective as of the [*] day of [*], 2021 (the “Effective Date”).

WHEREAS, the Executive is currently employed by the Company or an Affiliate; and

WHEREAS, in order to induce the Executive to continue performing services for the Company or Affiliate, the Company desires to provide the Executive with certain severance benefits in the event the Executive’s employment with the Company is terminated in connection with a Change in Control under the circumstances described herein;

NOW, THEREFORE, in consideration of the mutual promises and agreement set forth below, the Company and the Executive agree as follows:

1.

Definitions. When used in this Agreement, the following terms will have the meanings given to them in this Section unless another meaning is expressly provided. When applying a definition, the form of any term or word will include any of its other forms.

(a)

“Affiliate” means any entity with whom the Company would be considered a single employer under Sections 414(b) or 414(c) of the Code, but modified under any Code section relevant to the purpose for which the definition is applied.

(b)	“Board” means the Board of Directors of the Company.

(c)

“Business” includes, but is not limited to, the business of providing financial, banking, insurance, investment, personal and commercial lending, internet cash management and other similar services to individuals and companies.

(d)

“Cause” means the occurrence of any one of the following events: (i) the Executive’s commission of any intentional, reckless, or grossly negligent act which may result in material injury to the goodwill, business or business reputation of the Company or any Affiliate; (ii) the Executive’s participation in any fraud, dishonesty, theft, conviction of or plea of guilty or nolo contendere to a crime, or unethical business conduct; (iii) the Executive’s violation of any of the covenants of this Agreement or any material written policy, rule or regulation of the Company or the Affiliate that employs the Executive; or (iv) the Executive’s failure to adequately perform the Executive’s job duties or to follow lawful and ethical directions provided to the Executive, which failure has not been cured in all material respects within 20 days after receiving notice of such failure from the Company or the Affiliate employing the Executive.

(e)

“Change in Control” means the consummation of any of the following transactions: (i) any person (as defined in the securities laws) becomes a direct or indirect beneficial owner of securities of the Company or the Affiliate employing the Executive representing 20% or more of the combined voting power of the Company’s or Affiliate’s then outstanding securities; or (ii) the Company or the Affiliate employing the Executive is merged or consolidated with another entity, and as a result of such merger or consolidation, less than 75% of the outstanding voting securities of the surviving or resulting entity shall be owned in the aggregate by the former shareholders of the Company or such Affiliate; or (iii) during any two consecutive years during the term of this Agreement, individuals who at the beginning of such period constitute the Board, cease for any reason to constitute at least a majority thereof, unless the election of each director who is not a director at the beginning of such period has been approved in advance by directors representing at least two-thirds of the directors at the beginning of the period. A Change in Control will only be deemed to have occurred if one of the three above-listed scenarios occurs and, as a result thereof, the Executive is not offered a position that is substantially similar to the Executive’s position immediately prior to the transaction, in terms of duties, responsibilities, compensation and benefits. Notwithstanding the foregoing, for purposes of any payment that is subject to Section 409A of the Code (and for which no exception applies), a Change in Control will be deemed not to have occurred unless the events or circumstances constituting a Change in Control also constitute a “change in control event” within the meaning of Section 409A of the Code.

(f)	“Code” means the Internal Revenue Code of 1986, as amended.

(g)

“Confidential Information” means any proprietary information relating to the conduct of the business of the Company or an Affiliate, including the Company’s or an Affiliate’s unique business methods and compilations of information that has caused or continues to cause the Bank to enjoy a competitive advantage over companies engaged in the same or a similar business, including but not limited to the Company’s or an Affiliate’s methods of operations, customer relations, customer lists, contacts, confidential price policies and confidential price characteristics, lists of employees, vendors and suppliers, confidential information relating to marketing plans, quotations and contracts, order processing, procedures, purchasing and pricing methods and procedures, supplies, personnel information, financial data, future business plans, and the like.

(h)

“Good Reason” means the occurrence of any one of the following events: (i) a material diminution of the duties, authority or responsibilities of the Executive’s position; (ii) a reduction in the Executive’s base salary of more than 20% of the annual rate; (iii) any change in the Executive’s principal place of work which would increase the Executive’s commute by 50 miles or more from the Executive’s current principal place of work; or (iv) a material breach by the Company of its obligations under this Agreement, which failure has not been cured in all material respects within 20 days after receiving written notice of such failures from the Executive. Good Reason shall not have occurred unless the Executive shall have provided the Company with at least 14 days advance written notice of the condition constituting Good Reason after such condition first occurs and such condition has not been cured within 30 days following receipt of such notice.

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(i)	“Protection Period” means the six month period commencing prior to a Change in Control or the twelve month period thereafter.

(j)

“Qualifying Termination” means the Executive’s termination of employment by the Company, other than for Cause, or by the Executive for Good Reason.    The Executive shall not be eligible for the payments and benefits described in Section 3 if the Executive’s employment is terminated by the Company or an Affiliate for Cause, if the Executive terminates other than for Good Reason, or if the Executive’s employment terminates due to the Executive’s death or disability, even if such termination occurs during the Protection Period.

(k)

“Work Product” means any procedure, design feature, schematic, invention, improvement, development, discovery, know how, concept, idea or the like (whether or not patentable or registrable under copyright or trademark laws, or otherwise protectable under similar laws) that the Executive may conceive of, suggest, make, invent, develop or implement during the course of the Executive’s employment with the Company or an Affiliate (whether individually or jointly with any other person), relating in any way to the Business, and all physical embodiments and manifestations thereof, and all patent rights, copyrights, trademarks (or application therefore) and similar protections therein.

2.	Eligibility. The Executive shall be eligible to receive the change in control benefits described in Section 3 if the Executive experiences a Qualifying Termination during the Protection Period.

3.	Change in Control Benefits. If the Executive experiences a Qualifying Termination, the Executive shall receive the following change in control benefits:

(a)

Base Salary. A payment in an amount equal to 24 months of the Executive’s monthly base salary rate in effect immediately prior to the Executive’s termination or, if greater, the rate in effect immediately prior to the Change in Control, and prior to any reduction that gave rise to Good Reason, if applicable.

(b)	Bonus.

(i)	A lump sum amount equal to the average of the annual incentive bonus paid to the Executive in the three years preceding termination; and

(ii)

A pro rata incentive bonus for the year of termination (or, if the Executive’s termination occurred prior to the Change in Control, for the year in which the Change in Control occurred), in an amount determined by multiplying the annual incentive that the Executive would have earned under the Company’s annual incentive plan for the year in which the termination occurred, assuming that performance had been attained at the “target” level as based on a percentage of the Executive’s then-current base salary (or, if greater, the base salary immediately prior to any

3

reduction constituting Good Reason), by a fraction, the numerator of which is the number of days elapsed during the calendar year prior to the Executive’s termination and the denominator of which is 365.

(c)

Benefits. The Executive shall receive a lump sum payment in an amount equal to 24 times the monthly COBRA premium payable by the Executive to continue to receive health benefits at a level similar to which the Executive and the executive’s spouse and dependents, if any, were participating immediately prior to the Qualifying Termination in order to continue to receive such benefits during the applicable COBRA coverage period.

(d)	Outplacement. A lump sum amount of $20,000 for reasonable outplacement services.

Payment of the amounts described in this Section 3 shall be made within 60 days following the Executive’s termination (or, if the Executive’s termination occurred prior to the Change in Control, within 30 days following the Change in Control), provided that the Executive executes (and does not revoke) a general release and waiver reasonably acceptable to the Company, generally in the form attached as Exhibit A hereto, before payment is to begin (and, if such 60 day period would begin in one taxable year of the Executive and end in another taxable year of the Executive, payment shall not commence until the second taxable year, regardless of when the Executive executes the release).

4.	Excess Parachute Payments and Other Limitations on Payment.

(a)

Excess Parachute Payments. Notwithstanding anything to the contrary in this Agreement, if any payments or benefits paid or payable to the Executive pursuant to this Agreement or any other plan, program or arrangement maintained by the Company or an Affiliate would constitute a “parachute payment” within the meaning of Section 280G of the Code, then the Executive shall receive the greater of: (i) one dollar ($1.00) less than the amount which would cause the payments and benefits to constitute a “parachute payment”, or (ii) the amount of such payments and benefits, after taking into account all federal, state and local taxes, including the excise tax imposed under Section 4999 of the Code payable by the Executive on such payments and benefits, if such amount would be greater than the amount specified in Section 4(a)(i), after taking into account all federal, state and local taxes payable by the Executive on such payments and benefits. Any reduction to any payment made pursuant to this Section 4(a) shall be made consistent with the requirements of Section 409A of the Code.

(b)

Regulatory Limitations. If any payments otherwise payable to the Executive pursuant to this Agreement are prohibited or limited by any statute, regulation, order, consent decree or similar limitation in effect at the time the payments would otherwise be paid (a “Limiting Rule”): the Company (i) shall pay the maximum amount that may be paid after applying the Limiting Rule; and (ii) shall use commercially reasonable efforts to obtain the consent of the appropriate

4

agency or body to pay any amounts that cannot be paid due to the application of the Limiting Rule. The Executive agrees that the Company shall not have breached its obligations under this Agreement if it is not able to pay all or some portion of any payment due to the Executive as a result of the application of a Limiting Rule.

5.	Executive’s Obligations. In order to receive the payments and benefits described in Section 3 of this Agreement after a Qualifying Termination, the Executive agrees to the following:

(a)

Non-Solicitation of Customers. During the Executive’s employment with the Company or an Affiliate and for a period of 24 consecutive months thereafter, the Executive shall not, directly or indirectly solicit Business from any customers, clients or business patrons of the Company or an Affiliate who were customers, clients or business patrons of the Company or an Affiliate at the time of termination of the Executive’s employment.

(b)

Non-Solicitation of Employees. During the Executive’s employment with the Company or an Affiliate and for a period of 24 consecutive months thereafter, the Executive shall not, directly or indirectly employ or attempt to employ or solicit for employment any other individual who is employed by the Company or an Affiliate at the time of termination of the Executive’s employment.

(c)

Confidential Information. During the Executive’s employment with the Company or an Affiliate, or during any period thereafter, the Executive shall not directly or indirectly communicate or divulge any Confidential Information relating to the Company or an Affiliate to any other person or business entity.    All records, files, plans, documents and the like relating to the Business of the Company or an Affiliate, including but not limited to Confidential Information which the Executive has or will prepare, use or come into contact with shall remain the sole property of the Company or an Affiliate, shall not be copied without written permission, and shall be returned immediately to the Company or an Affiliate upon the Executive’s termination of employment with the Company or an Affiliate, or at the request of the Company or an Affiliate at any time. Further, the Executive shall not directly or indirectly use or disclose to any other person or business entity any secret or Confidential Information of the Company or an Affiliate without the prior written consent of an officer of the Company or an Affiliate. The Executive further agrees to take all reasonable precautions to protect against the negligent or inadvertent disclosure of the secret or Confidential Information of the Company or an Affiliate to any other person or business entity. If the Executive improperly uses or discloses any secret or Confidential Information of the Company or an Affiliate, the Executive understands that the Executive’s employment will be subject to termination for Cause. The Executive also recognizes that all writings, illustrations, drawings and other similar materials that embody or otherwise contain Confidential Information which the Executive may produce or which may be given to the Executive in connection with the

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Executive’s employment, are the property of the Company or an Affiliate and it shall be the Executive’s obligation to deliver the same to the Company or an Affiliate upon request, and upon termination of the Executive’s employment with the Company or an Affiliate for any reason.

(d)

Intellectual Property Rights. The Executive agrees and acknowledges that all Work Product shall be the sole, exclusive and absolute property of the Company or an Affiliate. All such Work Product shall be deemed to be works for hire and the Executive assigns to the Company all rights, title and interest in, to and under such Work Product, including but not limited to, the right to obtain such patents, copyright registrations, trademark registrations or similar protections as the Company or an Affiliate may desire to obtain. The Executive shall immediately disclose all Work Product to the Company or an Affiliate and agrees, at any time upon the Company’s or an Affiliate’s request and without additional compensation, to execute any documents and to otherwise cooperate with the Company or an Affiliate respecting the perfection of its rights, title and interest in, to and under such Work Product, and in any litigation or other controversy in connection therewith, all reasonable expenses incident thereto to be borne by the Company or an Affiliate.

(e)

Non-disparagement. The Executive agrees that he or she will not knowingly make any statement or take any action likely to disparage or have an adverse effect on the Company’s business reputation; provided, however, that such restriction will not prevent the Covered Executive from making any statement or taking any action that is required by law.

In the event of a breach by the Executive of any covenant set forth in this Section 5, the term of such covenant will be extended by the period of the duration of such breach and such covenant will survive any termination of this Agreement but only for the limited period of such extension. The restrictions provided in this Section 5 are in addition to any restrictions on competition or solicitation contained in any other agreement between the Company or an Affiliate and the Executive. The provisions of this Section 5 constitute an essential element of this Agreement, without which the Company would not have entered into this Agreement. If the scope of any restriction contained in this Section 5 is too broad to permit enforcement of such restriction to its fullest extent, then such restriction will be enforced to the maximum extent permitted by law, and the Executive hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

Notwithstanding any other remedy available, the restrictions described in this Section 5 may be enforced by the Company, an Affiliate and/or any successor thereto, by an action to recover payments made under this Agreement, an action for injunction, and/or an action for damages. In the event the Company or an Affiliate obtains a permanent injunction against the Executive after notice and the opportunity to appear, the Executive shall be liable to pay all costs, including reasonable attorneys’ fees, which the Company or an Affiliate may incur in enforcing, to any extent, the provisions of this Agreement,

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whether or not litigation is actually commenced and including litigation of any appeal taken or defended by the Company or an Affiliate in any action to enforce this Agreement and which affirms and/or results in a permanent injunction. Any proceedings brought to enforce Section 5 of this Agreement shall be brought in the courts of Mahoning County, Ohio and the Executive expressly waives any objection or defense relating to jurisdiction or forum non-conveniens or similar doctrine or theory. The Executive acknowledges and agrees that the remedy at law for any breach of this Section 5 shall be inadequate, and that the Company or an Affiliate shall be entitled to injunctive relief without bond. Such injunctive relief shall not be exclusive, but shall be in addition to any other rights or remedies which the Company or an Affiliate may have for any such breach. In addition to the injunctive remedies described herein, the Executive acknowledges and agrees that in the event of a final judicial determination against the Executive with respect to an actual or threatened breach by the Executive of this Section 5, the Company shall be entitled to withhold any remaining amounts payments payable under Section 3 of this Agreement.

6.	Miscellaneous.

(a)

No Mitigation. The Executive is not required to mitigate the amount of any payment or benefit described in this Agreement by seeking other employment or otherwise, nor will the amount of any payment or benefit hereunder be reduced by any compensation that the Executive earns in any capacity after termination or by reason of the Executive’s receipt of or right to receive any retirement or other benefits after termination. Except as expressly provided in this Agreement, the Executive’s right to receive the payments and benefits described in this Agreement will not decrease the amount of, or otherwise adversely affect, any other benefits payable to the Executive under any other plan, agreement or arrangement between the Executive and the Company or any Affiliate.

(b)

Withholding. Payments under this Agreement shall be subject to withholding of such amounts as the Company or the Affiliate employing the Executive reasonably determines are required to be withheld with respect to any income, wage or employment taxes imposed on such payment.

(c)

Assignment. The rights of the Executive under this Agreement may not be assigned, transferred, pledged or encumbered except by will or by the applicable laws of descent and distribution. The rights and obligations of the Company under this Agreement will inure to the benefit of, and will be binding upon, the successors and assigns of the Company. If the Company is at any time merged or consolidated into, or with any other company, or if substantially all of the assets of the Company are transferred to another company, the provisions of this Agreement will be binding upon and inure to the benefit of the company resulting from such merger or consolidation or to which such assets have been transferred, and this provision will apply in the event of any subsequent merger, consolidation or transfer.

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(d)	Governing Law. This Agreement will be construed in accordance with, and pursuant to, the laws of the State of Ohio (other than laws governing conflicts of laws).

(e)

Entire Agreement; Amendment. This instrument contains the entire written agreement of the parties relating to the subject matter hereof, and the parties have made no other agreement, representations or warranties relating to the subject matter of this Agreement that are not set forth herein. This Agreement may be amended only by mutual written agreement of the parties.

(f)

Captions; Severance; Counterparts. The captions of this Agreement will not be part of the provisions hereof and will have no force or effect. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or unenforceability of any other provision of this Agreement. This Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which together will constitute one and the same instrument.

(g)

No Waiver. The failure of either party to insist in any instance on the strict performance of any provision of this Agreement or to exercise any right hereunder will not constitute a waiver of such provision or right in any other instance.

(h)

Notice. All written communications provided for in this Agreement shall be deemed to have been duly served when delivered by U.S. registered mail, return receipt requested, postage prepaid, to the following addresses (or such other address as either party may provide the other in writing):

If to the Company:

Farmers National Banc Corp.

20 South Broad Street

Canfield, Ohio 44406

Attn: Chief Human Resources Officer

If to the Executive:

At the last address on file with the Company or the Affiliate employing the Executive.

(i)

Compliance with Section 409A of the Code. The parties intend that this Agreement be subject to or exempt from the requirements of Section 409A of the Code, as applicable, and this Agreement shall be interpreted, administered and operated accordingly. For purposes of Section 409A of the Code, any reference to the Executive’s termination of employment shall mean the Executive’s “separation from service” (as such term is defined in Section 409A of the Code) and each payment of compensation under the Agreement shall be treated as a

8

separate payment of compensation. Any amounts payable solely on account of an involuntary termination shall be excludible from the requirements of Section 409A of the Code, either as separation pay or as short-term deferrals to the maximum possible extent. Nothing herein shall be construed as the guarantee of any particular tax treatment to the Executive, and none of the Company or any Affiliate, nor their respective boards of directors, officers or employees, shall have any liability to the Executive arising from any failure to comply with the requirements of Section 409A of the Code. Notwithstanding anything in this Agreement to the contrary, if the Executive is a “specified employee” (within the meaning of Treasury Regulations Section 1.409A-1(i) and as determined under the Company’s policy for determining specified employees) on the Executive’s date of termination and the Executive is entitled to a benefit under this Agreement that is required to be delayed pursuant to Section 409A(1)(2)(B)(i) of the Code, then such payment or benefit will not be paid or provided to the Executive until the first business day of the seventh month following the Executive’s termination or, if earlier, the date of the Executive’s death.

(j)

Arbitration. Except as set forth in Section 5, any controversy or dispute which arises in connection with the validity, construction, application, enforcement or breach of this Agreement shall be submitted to final and binding arbitration pursuant to the commercial arbitration rules of the American Arbitration Association (the “AAA”). The fees and costs of arbitration (other than attorney fees and costs) shall be borne equally by the parties. A neutral arbitrator shall be jointly chosen by the parties from a list of arbitrators provided by the AAA, and any arbitration under this Section 6(j) shall take place in the Cleveland, Ohio office of the AAA. Judgment upon an award rendered by an arbitrator under this Section 6(j) may be entered in any court of competent jurisdiction.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first written above.

COMPANY

By: Date
Title:

EXECUTIVE

Signed: Date
Print Name:

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EXHIBIT A

Form of Release

GENERAL RELEASE

This General Release (the “Agreement”) is made and entered into as of             , 20        , by and between Farmers National Banc Corp. (the “Company”), and                          (the “Executive”) (collectively, the “Parties”).

ARTICLE I    RELEASES, WAIVERS AND REVOCATION RIGHTS

1.01    Release. In consideration of receipt of the payments and benefits set forth in Section 3 of the Parties’ Change in Control Agreement by and between the Company and the Executive, effective as of             , 20         (“CIC Agreement”), the Executive does hereby fully and forever surrender, release, acquit and discharge the Company, and its principals, stockholders, directors, officers, agents, administrators, insurers, subsidiaries, affiliates, employees, successors, assigns, related entities, and legal representatives, personally and in their representative capacities, and each of them (collectively, “Released Parties”), of and from any and all claims for costs of attorneys’ fees, expenses, compensation, and all losses, demands and damage of whatsoever nature or kind in law or in equity, whether known or unknown, including without limitation those claims arising out of, under, or by reason of the Executive’s employment with the Company or any Affiliate (as defined in the CIC Agreement), the Executive’s relationship with the Company or any Affiliate and/or the termination of the Executive’s employment relationship and any and all claims which were or could have been asserted in any charge, complaint, or related lawsuit. Without limiting the generality of the foregoing, the Executive specifically releases and discharges, but not by way of limitation, any obligation, claim, demand or cause of action based on, or arising out of, any alleged wrongful termination, breach of employment contract, breach of implied covenants of good faith and fair dealing, defamation, fraud, promissory estoppel, intentional or negligent infliction of emotional distress, discrimination based on age, pain and suffering, personal injury, punitive damages, and any and all claims arising from any alleged violation by the Released Parties of any federal, state, or local statutes, ordinances or common laws, including but not limited to the Ohio Civil Rights Act, including all provisions of the Ohio Revised Code concerning discrimination on the basis of age, the Age Discrimination in Employment Act of 1967 (“ADEA”), Title VII of the Civil Rights Act of 1964, the Americans With Disabilities Act (“ADA” and “ADAA”) or the Employee Retirement Income Security Act of 1974. This release of rights is knowing and voluntary. The Company acknowledges that the Executive does not release herein any rights or claims which may arise after the Effective Date of this Agreement (as defined in Section 1.03 of this Agreement) nor any rights the Executive has under the CIC Agreement, any rights the Executive may have regarding the enforcement of the CIC Agreement, the Executive’s rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or the Executive’s rights to indemnification.

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1.02    Waiver of Right to Sue. Except for the Company’s promises and obligations contained in the CIC Agreement, the Executive further agrees, promises and covenants that neither the Executive, nor any person, organization, or any other entity acting on the Executive’s behalf will file, charge, claim, sue or cause or permit to be filed, charged or claimed, any action for damages or other relief (including injunctive, declaratory, monetary relief or other) against the Company, involving any matter occurring in the past up to the Effective Date of this Agreement or involving any continuing effects of actions or practices which arose prior to the Effective Date of this Agreement or the termination of the Executive’s employment.

1.03    Older Workers’ Benefit Protection Act Waiver. The Executive has certain individual federal rights, which must be explicitly waived. Specifically, the Executive is protected by the ADEA from discrimination in employment because of the Executive’s age. By executing this Agreement, the Executive waives these rights as to any past or current claims. Notwithstanding anything else in this Agreement, excluded from this Agreement are ADEA age claims that may arise after execution of this Agreement. In connection with the releases in Section 1.01 and waivers in Section 1.02 of any and all claims or disputes that the Executive has or may have on the date hereof, the Executive makes the following acknowledgements:

[1]    By signing this Agreement, the Executive waives all claims against the Released Parties for discrimination based on age, including without limitation, any claim which arises under or by reason of a violation of the ADEA.

[2]    In consideration of the releases, waivers and covenants made by the Executive under this Agreement, the Executive will be receiving the payments and other benefits in the amounts and manner described in Section 3 of the Parties’ CIC Agreement.

[3]    The Executive represents and acknowledges that the Executive has consulted with an attorney prior to executing this Agreement and the Executive has been given a period of at least twenty-one (21) days within which to consider whether or not to enter into this Agreement.

[4]    The Executive understands that this Agreement shall be effective as of the date on which the Executive signs the Agreement (“Effective Date”), provided that the Agreement is not revoked by the Executive within seven days after the Executive signs the Agreement. For a period of seven days after the Executive signs the Agreement, the Executive has the right to revoke and/or cancel this Agreement by the delivery of notice in writing of revocation and/or cancellation to the Company. In the event that the Executive does not revoke and/or cancel this Agreement during this period, this Agreement shall become effective on the Effective Date. In the event that the Executive revokes this Agreement, the Executive shall not be entitled to any of the consideration set out in Section 3 of the Parties’ CIC Agreement.

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ARTICLE 2    MISCELLANEOUS

2.01    Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original, but all of which together will constitute one and the same Agreement. Facsimile signatures will have the same legal effect as original signatures.

2.02    Applicable Law. To the extent not preempted by federal law, the provisions of this Agreement will be construed and enforced in accordance with the laws of the state of Ohio.

2.03    Headings. The descriptive headings in this Agreement are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement, as of             , 20        .

FARMERS NATIONAL BANC CORP.

By:	Date signed:

Title:

THE EXECUTIVE

Date signed:
Signature

Printed Name

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Exhibit 10.3

CHANGE IN CONTROL AGREEMENT

This Change in Control Agreement (this “Agreement”) is made by and between Farmers National Banc Corp. (the “Company”) and                      (the “Executive”) effective as of the      day of                     , 20     (the “Effective Date”).

WHEREAS, the Executive is currently employed by the Company or an Affiliate; and

WHEREAS, in order to induce the Executive to continue performing services for the Company or Affiliate, the Company desires to provide the Executive with certain severance benefits in the event the Executive’s employment with the Company is terminated in connection with a Change in Control under the circumstances described herein;

NOW, THEREFORE, in consideration of the mutual promises and agreement set forth below, the Company and the Executive agree as follows:

1.

Definitions. When used in this Agreement, the following terms will have the meanings given to them in this Section unless another meaning is expressly provided. When applying a definition, the form of any term or word will include any of its other forms.

(a)

“Affiliate” means any entity with whom the Company would be considered a single employer under Sections 414(b) or 414(c) of the Code, but modified under any Code section relevant to the purpose for which the definition is applied.

(b)	“Board” means the Board of Directors of the Company.

(c)

“Business” includes, but is not limited to, the business of providing financial, banking, insurance, investment, personal and commercial lending, internet cash management and other similar services to individuals and companies.

(d)

“Cause” means the occurrence of any one of the following events: (i) the Executive’s commission of any intentional, reckless, or grossly negligent act which may result in material injury to the goodwill, business or business reputation of the Company or any Affiliate; (ii) the Executive’s participation in any fraud, dishonesty, theft, conviction of or plea of guilty or nolo contendere to a crime, or unethical business conduct; (iii) the Executive’s violation of any of the covenants of this Agreement or any material written policy, rule or regulation of the Company or the Affiliate that employs the Executive; or (iv) the Executive’s failure to adequately perform the Executive’s job duties or to follow lawful and ethical directions provided to the Executive, which failure has not been cured in all material respects within 20 days after receiving notice of such failure from the Company or the Affiliate employing the Executive.

(e)

“Change in Control” means the consummation of any of the following transactions: (i) any person (as defined in the securities laws) becomes a direct or indirect beneficial owner of securities of the Company or the Affiliate employing the Executive representing 20% or more of the combined voting power of the Company’s or Affiliate’s then outstanding securities; or (ii) the Company or the Affiliate employing the Executive is merged or consolidated with another entity, and as a result of such merger or consolidation, less than 75% of the outstanding voting securities of the surviving or resulting entity shall be owned in the aggregate by the former shareholders of the Company or such Affiliate; or (iii) during any two consecutive years during the term of this Agreement, individuals who at the beginning of such period constitute the Board, cease for any reason to constitute at least a majority thereof, unless the election of each director who is not a director at the beginning of such period has been approved in advance by directors representing at least two-thirds of the directors at the beginning of the period. A Change in Control will only be deemed to have occurred if one of the three above-listed scenarios occurs and, as a result thereof, the Executive is not offered a position that is substantially similar to the Executive’s position immediately prior to the transaction, in terms of duties, responsibilities, compensation and benefits. Notwithstanding the foregoing, for purposes of any payment that is subject to Section 409A of the Code (and for which no exception applies), a Change in Control will be deemed not to have occurred unless the events or circumstances constituting a Change in Control also constitute a “change in control event” within the meaning of Section 409A of the Code.

(f)	“Code” means the Internal Revenue Code of 1986, as amended.

(g)

“Confidential Information” means any proprietary information relating to the conduct of the business of the Company or an Affiliate, including the Company’s or an Affiliate’s unique business methods and compilations of information that has caused or continues to cause the Bank to enjoy a competitive advantage over companies engaged in the same or a similar business, including but not limited to the Company’s or an Affiliate’s methods of operations, customer relations, customer lists, contacts, confidential price policies and confidential price characteristics, lists of employees, vendors and suppliers, confidential information relating to marketing plans, quotations and contracts, order processing, procedures, purchasing and pricing methods and procedures, supplies, personnel information, financial data, future business plans, and the like.

(h)

“Good Reason” means the occurrence of any one of the following events: (i) a material diminution of the duties, authority or responsibilities of the Executive’s position; (ii) a reduction in the Executive’s base salary of more than 20% of the annual rate; (iii) any change in the Executive’s principal place of work which would increase the Executive’s commute by 50 miles or more from the Executive’s current principal place of work; or (iv) a material breach by the Company of its obligations under this Agreement, which failure has not been cured in all material respects within 20 days after receiving written notice of such failures from the Executive. Good Reason shall not have occurred unless the Executive shall have provided the Company with at least 14 days advance written notice of the condition constituting Good Reason after such condition first occurs and such condition has not been cured within 30 days following receipt of such notice.

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(i)	“Protection Period” means the six month period commencing prior to a Change in Control or the twelve month period thereafter.

(j)

“Qualifying Termination” means the Executive’s termination of employment by the Company, other than for Cause, or by the Executive for Good Reason. The Executive shall not be eligible for the payments and benefits described in Section 3 if the Executive’s employment is terminated by the Company or an Affiliate for Cause, if the Executive terminates other than for Good Reason, or if the Executive’s employment terminates due to the Executive’s death or disability, even if such termination occurs during the Protection Period.

(k)

“Work Product” means any procedure, design feature, schematic, invention, improvement, development, discovery, know how, concept, idea or the like (whether or not patentable or registrable under copyright or trademark laws, or otherwise protectable under similar laws) that the Executive may conceive of, suggest, make, invent, develop or implement during the course of the Executive’s employment with the Company or an Affiliate (whether individually or jointly with any other person), relating in any way to the Business, and all physical embodiments and manifestations thereof, and all patent rights, copyrights, trademarks (or application therefore) and similar protections therein.

2.	Eligibility. The Executive shall be eligible to receive the change in control benefits described in Section 3 if the Executive experiences a Qualifying Termination during the Protection Period.

3.	Change in Control Benefits. If the Executive experiences a Qualifying Termination, the Executive shall receive the following change in control benefits:

(a)

Base Salary. A payment in an amount equal to the Executive’s annual base salary rate in effect immediately prior to the Executive’s termination or, if greater, the rate in effect immediately prior to the Change in Control, and prior to any reduction that gave rise to Good Reason, if applicable.

(b)	Bonus.

(i)	A lump sum amount equal to the average of the annual incentive bonus paid to the Executive in the three years preceding termination; and

(ii)

A pro rata incentive bonus for the year of termination (or, if the Executive’s termination occurred prior to the Change in Control, for the year in which the Change in Control occurred), in an amount determined by multiplying the annual incentive that the Executive would have earned under the Company’s annual incentive plan for the year in which the termination occurred, assuming that performance had been attained at the “target” level as based on a percentage of the Executive’s then-current base salary (or, if greater, the base salary immediately prior to any

3

reduction constituting Good Reason), by a fraction, the numerator of which is the number of days elapsed during the calendar year prior to the Executive’s termination and the denominator of which is 365.

(c)

Benefits. The Executive shall receive a lump sum payment in an amount equal to 12 times the monthly COBRA premium payable by the Executive to continue to receive health benefits at a level similar to which the Executive and the executive’s spouse and dependents, if any, were participating immediately prior to the Qualifying Termination in order to continue to receive such benefits during the applicable COBRA coverage period.

Payment of the amounts described in this Section 3 shall be made within 60 days following the Executive’s termination (or, if the Executive’s termination occurred prior to the Change in Control, within 30 days following the Change in Control), provided that the Executive executes (and does not revoke) a general release and waiver reasonably acceptable to the Company, generally in the form attached as Exhibit A hereto, before payment is to begin (and, if such 60 day period would begin in one taxable year of the Executive and end in another taxable year of the Executive, payment shall not commence until the second taxable year, regardless of when the Executive executes the release).

4.	Excess Parachute Payments and Other Limitations on Payment.

(a)

Excess Parachute Payments. Notwithstanding anything to the contrary in this Agreement, if any payments or benefits paid or payable to the Executive pursuant to this Agreement or any other plan, program or arrangement maintained by the Company or an Affiliate would constitute a “parachute payment” within the meaning of Section 280G of the Code, then the Executive shall receive the greater of: (i) one dollar ($1.00) less than the amount which would cause the payments and benefits to constitute a “parachute payment”, or (ii) the amount of such payments and benefits, after taking into account all federal, state and local taxes, including the excise tax imposed under Section 4999 of the Code payable by the Executive on such payments and benefits, if such amount would be greater than the amount specified in Section 4(a)(i), after taking into account all federal, state and local taxes payable by the Executive on such payments and benefits. Any reduction to any payment made pursuant to this Section 4(a) shall be made consistent with the requirements of Section 409A of the Code.

(b)

Regulatory Limitations. If any payments otherwise payable to the Executive pursuant to this Agreement are prohibited or limited by any statute, regulation, order, consent decree or similar limitation in effect at the time the payments would otherwise be paid (a “Limiting Rule”): the Company (i) shall pay the maximum amount that may be paid after applying the Limiting Rule; and (ii) shall use commercially reasonable efforts to obtain the consent of the appropriate agency or body to pay any amounts that cannot be paid due to the application of the Limiting Rule. The Executive agrees that the Company shall not have breached its obligations under this Agreement if it is not able to pay all or some portion of any payment due to the Executive as a result of the application of a Limiting Rule.

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5.	Executive’s Obligations. In order to receive the payments and benefits described in Section 3 of this Agreement after a Qualifying Termination, the Executive agrees to the following:

(a)

Non-Solicitation of Customers. During the Executive’s employment with the Company or an Affiliate and for a period of 12 consecutive months thereafter, the Executive shall not, directly or indirectly solicit Business from any customers, clients or business patrons of the Company or an Affiliate who were customers, clients or business patrons of the Company or an Affiliate at the time of termination of the Executive’s employment.

(b)

Non-Solicitation of Employees. During the Executive’s employment with the Company or an Affiliate and for a period of 12 consecutive months thereafter, the Executive shall not, directly or indirectly employ or attempt to employ or solicit for employment any other individual who is employed by the Company or an Affiliate at the time of termination of the Executive’s employment.

(c)

Confidential Information. During the Executive’s employment with the Company or an Affiliate, or during any period thereafter, the Executive shall not directly or indirectly communicate or divulge any Confidential Information relating to the Company or an Affiliate to any other person or business entity. All records, files, plans, documents and the like relating to the Business of the Company or an Affiliate, including but not limited to Confidential Information which the Executive has or will prepare, use or come into contact with shall remain the sole property of the Company or an Affiliate, shall not be copied without written permission, and shall be returned immediately to the Company or an Affiliate upon the Executive’s termination of employment with the Company or an Affiliate, or at the request of the Company or an Affiliate at any time. Further, the Executive shall not directly or indirectly use or disclose to any other person or business entity any secret or Confidential Information of the Company or an Affiliate without the prior written consent of an officer of the Company or an Affiliate. The Executive further agrees to take all reasonable precautions to protect against the negligent or inadvertent disclosure of the secret or Confidential Information of the Company or an Affiliate to any other person or business entity. If the Executive improperly uses or discloses any secret or Confidential Information of the Company or an Affiliate, the Executive understands that the Executive’s employment will be subject to termination for Cause. The Executive also recognizes that all writings, illustrations, drawings and other similar materials that embody or otherwise contain Confidential Information which the Executive may produce or which may be given to the Executive in connection with the Executive’s employment, are the property of the Company or an Affiliate and it shall be the Executive’s obligation to deliver the same to the Company or an Affiliate upon request, and upon termination of the Executive’s employment with the Company or an Affiliate for any reason.

5

(d)

Intellectual Property Rights. The Executive agrees and acknowledges that all Work Product shall be the sole, exclusive and absolute property of the Company or an Affiliate. All such Work Product shall be deemed to be works for hire and the Executive assigns to the Company all rights, title and interest in, to and under such Work Product, including but not limited to, the right to obtain such patents, copyright registrations, trademark registrations or similar protections as the Company or an Affiliate may desire to obtain. The Executive shall immediately disclose all Work Product to the Company or an Affiliate and agrees, at any time upon the Company’s or an Affiliate’s request and without additional compensation, to execute any documents and to otherwise cooperate with the Company or an Affiliate respecting the perfection of its rights, title and interest in, to and under such Work Product, and in any litigation or other controversy in connection therewith, all reasonable expenses incident thereto to be borne by the Company or an Affiliate.

(e)

Non-disparagement. The Executive agrees that he or she will not knowingly make any statement or take any action likely to disparage or have an adverse effect on the Company’s business reputation; provided, however, that such restriction will not prevent the Covered Executive from making any statement or taking any action that is required by law.

In the event of a breach by the Executive of any covenant set forth in this Section 5, the term of such covenant will be extended by the period of the duration of such breach and such covenant will survive any termination of this Agreement but only for the limited period of such extension. The restrictions provided in this Section 5 are in addition to any restrictions on competition or solicitation contained in any other agreement between the Company or an Affiliate and the Executive. The provisions of this Section 5 constitute an essential element of this Agreement, without which the Company would not have entered into this Agreement. If the scope of any restriction contained in this Section 5 is too broad to permit enforcement of such restriction to its fullest extent, then such restriction will be enforced to the maximum extent permitted by law, and the Executive hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

Notwithstanding any other remedy available, the restrictions described in this Section 5 may be enforced by the Company, an Affiliate and/or any successor thereto, by an action to recover payments made under this Agreement, an action for injunction, and/or an action for damages. In the event the Company or an Affiliate obtains a permanent injunction against the Executive after notice and the opportunity to appear, the Executive shall be liable to pay all costs, including reasonable attorneys’ fees, which the Company or an Affiliate may incur in enforcing, to any extent, the provisions of this Agreement, whether or not litigation is actually commenced and including litigation of any appeal taken or defended by the Company or an Affiliate in any action to enforce this

6

Agreement and which affirms and/or results in a permanent injunction. Any proceedings brought to enforce Section 5 of this Agreement shall be brought in the courts of Mahoning County, Ohio and the Executive expressly waives any objection or defense relating to jurisdiction or forum non-conveniens or similar doctrine or theory. The Executive acknowledges and agrees that the remedy at law for any breach of this Section 5 shall be inadequate, and that the Company or an Affiliate shall be entitled to injunctive relief without bond. Such injunctive relief shall not be exclusive, but shall be in addition to any other rights or remedies which the Company or an Affiliate may have for any such breach. In addition to the injunctive remedies described herein, the Executive acknowledges and agrees that in the event of a final judicial determination against the Executive with respect to an actual or threatened breach by the Executive of this Section 5, the Company shall be entitled to withhold any remaining amounts payments payable under Section 3 of this Agreement.

6.	Miscellaneous.

(a)

No Mitigation. The Executive is not required to mitigate the amount of any payment or benefit described in this Agreement by seeking other employment or otherwise, nor will the amount of any payment or benefit hereunder be reduced by any compensation that the Executive earns in any capacity after termination or by reason of the Executive’s receipt of or right to receive any retirement or other benefits after termination. Except as expressly provided in this Agreement, the Executive’s right to receive the payments and benefits described in this Agreement will not decrease the amount of, or otherwise adversely affect, any other benefits payable to the Executive under any other plan, agreement or arrangement between the Executive and the Company or any Affiliate.

(b)

Withholding. Payments under this Agreement shall be subject to withholding of such amounts as the Company or the Affiliate employing the Executive reasonably determines are required to be withheld with respect to any income, wage or employment taxes imposed on such payment.

(c)

Assignment. The rights of the Executive under this Agreement may not be assigned, transferred, pledged or encumbered except by will or by the applicable laws of descent and distribution. The rights and obligations of the Company under this Agreement will inure to the benefit of, and will be binding upon, the successors and assigns of the Company. If the Company is at any time merged or consolidated into, or with any other company, or if substantially all of the assets of the Company are transferred to another company, the provisions of this Agreement will be binding upon and inure to the benefit of the company resulting from such merger or consolidation or to which such assets have been transferred, and this provision will apply in the event of any subsequent merger, consolidation or transfer.

7

(d)	Governing Law. This Agreement will be construed in accordance with, and pursuant to, the laws of the State of Ohio (other than laws governing conflicts of laws).

(e)

Entire Agreement; Amendment. This instrument contains the entire written agreement of the parties relating to the subject matter hereof, and the parties have made no other agreement, representations or warranties relating to the subject matter of this Agreement that are not set forth herein. This Agreement may be amended only by mutual written agreement of the parties.

(f)

Captions; Severance; Counterparts. The captions of this Agreement will not be part of the provisions hereof and will have no force or effect. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or unenforceability of any other provision of this Agreement. This Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which together will constitute one and the same instrument.

(g)

No Waiver. The failure of either party to insist in any instance on the strict performance of any provision of this Agreement or to exercise any right hereunder will not constitute a waiver of such provision or right in any other instance.

(h)

Notice. All written communications provided for in this Agreement shall be deemed to have been duly served when delivered by U.S. registered mail, return receipt requested, postage prepaid, to the following addresses (or such other address as either party may provide the other in writing):

If to the Company:

Farmers National Banc Corp.

20 South Broad Street

Canfield, Ohio 44406

Attn: Chief Human Resources Officer

If to the Executive:

At the last address on file with the Company or the Affiliate employing the Executive.

(i)

Compliance with Section 409A of the Code. The parties intend that this Agreement be subject to or exempt from the requirements of Section 409A of the Code, as applicable, and this Agreement shall be interpreted, administered and operated accordingly. For purposes of Section 409A of the Code, any reference to the Executive’s termination of employment shall mean the Executive’s “separation from service” (as such term is defined in Section 409A of the Code) and each payment of compensation under the Agreement shall be treated as a

8

separate payment of compensation. Any amounts payable solely on account of an involuntary termination shall be excludible from the requirements of Section 409A of the Code, either as separation pay or as short-term deferrals to the maximum possible extent. Nothing herein shall be construed as the guarantee of any particular tax treatment to the Executive, and none of the Company or any Affiliate, nor their respective boards of directors, officers or employees, shall have any liability to the Executive arising from any failure to comply with the requirements of Section 409A of the Code. Notwithstanding anything in this Agreement to the contrary, if the Executive is a “specified employee” (within the meaning of Treasury Regulations Section 1.409A-1(i) and as determined under the Company’s policy for determining specified employees) on the Executive’s date of termination and the Executive is entitled to a benefit under this Agreement that is required to be delayed pursuant to Section 409A(1)(2)(B)(i) of the Code, then such payment or benefit will not be paid or provided to the Executive until the first business day of the seventh month following the Executive’s termination or, if earlier, the date of the Executive’s death.

(j)

Arbitration. Except as set forth in Section 5, any controversy or dispute which arises in connection with the validity, construction, application, enforcement or breach of this Agreement shall be submitted to final and binding arbitration pursuant to the commercial arbitration rules of the American Arbitration Association (the “AAA”). The fees and costs of arbitration (other than attorney fees and costs) shall be borne equally by the parties. A neutral arbitrator shall be jointly chosen by the parties from a list of arbitrators provided by the AAA, and any arbitration under this Section 6(j) shall take place in the Cleveland, Ohio office of the AAA. Judgment upon an award rendered by an arbitrator under this Section 6(j) may be entered in any court of competent jurisdiction.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first written above.

COMPANY

By:
Title:

EXECUTIVE

Signed:
Print Name:

9

EXHIBIT A

Form of Release

GENERAL RELEASE

This General Release (the “Agreement”) is made and entered into as of                     , 20    , by and between Farmers National Banc Corp. (the “Company”), and                      (the “Executive”) (collectively, the “Parties”).

ARTICLE I    RELEASES, WAIVERS AND REVOCATION RIGHTS

1.01    Release. In consideration of receipt of the payments and benefits set forth in Section 3 of the Parties’ Change in Control Agreement by and between the Company and the Executive, effective as of                     , 20     (“CIC Agreement”), the Executive does hereby fully and forever surrender, release, acquit and discharge the Company, and its principals, stockholders, directors, officers, agents, administrators, insurers, subsidiaries, affiliates, employees, successors, assigns, related entities, and legal representatives, personally and in their representative capacities, and each of them (collectively, “Released Parties”), of and from any and all claims for costs of attorneys’ fees, expenses, compensation, and all losses, demands and damage of whatsoever nature or kind in law or in equity, whether known or unknown, including without limitation those claims arising out of, under, or by reason of the Executive’s employment with the Company or any Affiliate (as defined in the CIC Agreement), the Executive’s relationship with the Company or any Affiliate and/or the termination of the Executive’s employment relationship and any and all claims which were or could have been asserted in any charge, complaint, or related lawsuit. Without limiting the generality of the foregoing, the Executive specifically releases and discharges, but not by way of limitation, any obligation, claim, demand or cause of action based on, or arising out of, any alleged wrongful termination, breach of employment contract, breach of implied covenants of good faith and fair dealing, defamation, fraud, promissory estoppel, intentional or negligent infliction of emotional distress, discrimination based on age, pain and suffering, personal injury, punitive damages, and any and all claims arising from any alleged violation by the Released Parties of any federal, state, or local statutes, ordinances or common laws, including but not limited to the Ohio Civil Rights Act, including all provisions of the Ohio Revised Code concerning discrimination on the basis of age, the Age Discrimination in Employment Act of 1967 (“ADEA”), Title VII of the Civil Rights Act of 1964, the Americans With Disabilities Act (“ADA” and “ADAA”) or the Employee Retirement Income Security Act of 1974. This release of rights is knowing and voluntary. The Company acknowledges that the Executive does not release herein any rights or claims which may arise after the Effective Date of this Agreement (as defined in Section 1.03 of this Agreement) nor any rights the Executive has under the CIC Agreement, any rights the Executive may have regarding the enforcement of the CIC Agreement, the Executive’s rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or the Executive’s rights to indemnification.

10

1.02    Waiver of Right to Sue. Except for the Company’s promises and obligations contained in the CIC Agreement, the Executive further agrees, promises and covenants that neither the Executive, nor any person, organization, or any other entity acting on the Executive’s behalf will file, charge, claim, sue or cause or permit to be filed, charged or claimed, any action for damages or other relief (including injunctive, declaratory, monetary relief or other) against the Company, involving any matter occurring in the past up to the Effective Date of this Agreement or involving any continuing effects of actions or practices which arose prior to the Effective Date of this Agreement or the termination of the Executive’s employment.

1.03    Older Workers’ Benefit Protection Act Waiver. The Executive has certain individual federal rights, which must be explicitly waived. Specifically, the Executive is protected by the ADEA from discrimination in employment because of the Executive’s age. By executing this Agreement, the Executive waives these rights as to any past or current claims. Notwithstanding anything else in this Agreement, excluded from this Agreement are ADEA age claims that may arise after execution of this Agreement. In connection with the releases in Section 1.01 and waivers in Section 1.02 of any and all claims or disputes that the Executive has or may have on the date hereof, the Executive makes the following acknowledgements:

[1]    By signing this Agreement, the Executive waives all claims against the Released Parties for discrimination based on age, including without limitation, any claim which arises under or by reason of a violation of the ADEA.

[2]    In consideration of the releases, waivers and covenants made by the Executive under this Agreement, the Executive will be receiving the payments and other benefits in the amounts and manner described in Section 3 of the Parties’ CIC Agreement.

[3]    The Executive represents and acknowledges that the Executive has consulted with an attorney prior to executing this Agreement and the Executive has been given a period of at least twenty-one (21) days within which to consider whether or not to enter into this Agreement.

[4]    The Executive understands that this Agreement shall be effective as of the date on which the Executive signs the Agreement (“Effective Date”), provided that the Agreement is not revoked by the Executive within seven days after the Executive signs the Agreement. For a period of seven days after the Executive signs the Agreement, the Executive has the right to revoke and/or cancel this Agreement by the delivery of notice in writing of revocation and/or cancellation to the Company. In the event that the Executive does not revoke and/or cancel this Agreement during this period, this Agreement shall become effective on the Effective Date. In the event that the Executive revokes this Agreement, the Executive shall not be entitled to any of the consideration set out in Section 3 of the Parties’ CIC Agreement.

11

ARTICLE 2    MISCELLANEOUS

2.01    Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original, but all of which together will constitute one and the same Agreement. Facsimile signatures will have the same legal effect as original signatures.

2.02    Applicable Law. To the extent not preempted by federal law, the provisions of this Agreement will be construed and enforced in accordance with the laws of the state of Ohio.

2.03    Headings. The descriptive headings in this Agreement are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement, as of                     , 20    .

FARMERS NATIONAL BANC CORP.

By:	Date signed:

Title:

THE EXECUTIVE

Date signed:
Signature

Printed Name

12

Exhibit 99.1

Farmers National Banc Corp. and Cortland Bancorp Announce Farmers to Acquire Cortland Bancorp

CANFIELD, Ohio and CORTLAND, Ohio — (BUSINESS WIRE) – June 23, 2021 — Farmers National Banc Corp. (“Farmers”) (NASDAQ: FMNB), the holding company for The Farmers National Bank of Canfield (“Farmers National Bank”), and Cortland Bancorp Inc. (“Cortland”) (NASDAQ: CLDB), the holding company for The Cortland Savings and Banking Company, jointly announced today they have entered into an agreement and plan of merger (the “Agreement”).

Pursuant to the Agreement, each shareholder of Cortland may elect to receive either $28.00 per share in cash or 1.75 shares of Farmers’ common stock, subject to an overall limitation of 75% of the shares being exchanged for Farmers shares and 25% for cash. Based on Farmers’ closing share price of $16.87 on June 22, 2021, the transaction is valued at approximately $124.0 million or $29.14 per share. The merger is expected to qualify as a tax-free reorganization for those shareholders electing to receive Farmers’ shares. The transaction is subject to receipt of Cortland shareholder approval and customary regulatory approvals. The transaction is intended to close in the fourth quarter of 2021.

At the close of the transaction, James M. Gasior, Cortland’s President and CEO will join Farmers executive team as Senior Executive Vice President and Corporate Development Officer. Timothy Carney, Cortland’s Executive Vice President and COO will join Farmers as Senior Executive Vice President and Chief Banking Officer. Furthermore, Farmers intends to name two directors from Cortland’s Board to join its Board of Directors.

Kevin J. Helmick, President and CEO of Farmers, stated, “We are thrilled to announce the acquisition of Cortland and to have Jim and Tim join our executive management team. We have known and competed with Cortland for a long time and this acquisition will further solidify our market share in Trumbull and Mahoning Counties as well as expand our presence in the greater Cleveland area furthering our strategy of building local scale throughout Northeast Ohio.”

“The combination with Farmers is a natural one. Our similar cultures and operating philosophies will help us deliver value and liquidity to our shareholders while enhancing the products we can offer our customers,” said James Gasior.

“We are excited to join forces with a growing community bank to continue to serve our customers and communities in Northeastern Ohio,” said Timothy Carney.

Upon consummation of the transaction, The Cortland Savings and Banking Company will be merged with and into Farmers National Bank and Cortland’s branches will become branches of Farmers National Bank. Upon closing, Farmers estimates it will have approximately $4.1 billion in assets and 48 locations throughout Ohio and western Pennsylvania.

As of March 31, 2021, Cortland had total assets of $791.7 million, which included gross loans of $518.6 million, deposits of $680.3 million and equity of $81.1 million.

Raymond James & Associates, Inc. is serving as financial advisor to Farmers and Vorys, Sater, Seymour and Pease LLP is serving as legal counsel to Farmers on the transaction. Piper Sandler Companies is serving as financial advisor to Cortland and Grady & Associates is serving as legal counsel to Cortland on the transaction.

CONFERENCE CALL INFORMATION

Farmers will host a conference call on June 23, 2021, at 11:00 a.m. ET, to discuss the acquisition of Cortland Bancorp. Participants can join the call by dialing 877-407-4018 or 201-689-8471. The conference call will also be broadcast simultaneously via webcast on a listen-only basis. A link to today’s press release, presentation, and webcast will be available at ir.farmersbankgroup.com.

Replay of the conference call can be accessed through June 30, 2021 by dialing 844-512-2921 or 412-317-6671 and Conference ID: 13720743.

ABOUT FARMERS NATIONAL BANC CORP.

Founded in 1887, Farmers National Banc Corp. is a diversified financial services company headquartered in Canfield, Ohio, with $3.3 billion in banking assets. Farmers National Banc Corp.’s wholly-owned subsidiaries are comprised of The Farmers National Bank of Canfield, a full-service national bank engaged in commercial and retail banking with 41 locations in Mahoning, Trumbull, Columbiana, Stark, Wayne, Medina, Geauga and Cuyahoga Counties in Ohio and Beaver County in Pennsylvania; Farmers Trust Company, which operates five trust offices and offers services in the same geographic markets and Farmers National Insurance, LLC. Total wealth management assets under care at March 31, 2021 were $2.9 billion.

ABOUT CORTLAND BANCORP

Cortland Bancorp is a financial holding company headquartered in Cortland, Ohio. Founded in 1892, the bank subsidiary, The Cortland Savings and Banking Company conducts business through 13 full-service community banking offices located in the counties of Trumbull, Mahoning, Portage, Summit, and Cuyahoga in Northeastern Ohio and a financial service center in Fairlawn, Ohio. For additional information about Cortland Bank visit http://www.cortlandbank.com.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, but rather statements based on Farmers’ and Cortland’s current expectations regarding its business strategies and its intended results and future performance. Forward-looking statements are preceded by terms such as “expects,” “believes,” “anticipates,” “intends” and similar expressions, as well as any statements related to future expectations of performance or conditional verbs, such as “will,” “would,” “should,” “could” or “may.”

Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties could cause or contribute to Farmers’ or Cortland’s actual results, performance, and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, Farmers’ and Cortland’s failure to integrate Cortland and The Cortland Savings and Banking Company with Farmers in accordance with expectations; deviations from performance expectations related to Cortland and The Cortland Savings and Banking Company; general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; legislative and regulatory changes; competitive conditions in the banking markets served by Farmers’ and Cortland’s respective subsidiaries; the adequacy of the allowance for losses on loans and the level of future provisions for losses on loans; and other factors disclosed periodically in Farmers’ and Cortland’s respective filings with the Securities and Exchange Commission (the “SEC”).

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this release or made elsewhere from time to time by Farmers, Cortland or on Farmers’ or Cortland’s behalf, respectively.

Farmers and Cortland provide further detail regarding these risks and uncertainties in their respective latest Form 10-Ks and subsequent Form 10-Qs, including in the respective risk factors sections of such reports, as well as in subsequent SEC filings. Forward-looking statements speak only as of the date made, and neither Farmers nor Cortland assumes any duty and does not undertake to update forward-looking statements.

OTHER INFORMATION

In connection with the proposed merger, Farmers will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Farmers and Cortland and a prospectus of Farmers, as well as other relevant documents concerning the proposed transaction.

SHAREHOLDERS OF CORTLAND AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT FARMERS, CORTLAND, THE PROPOSED MERGER, THE PERSONS SOLICITING PROXIES WITH RESPECT TO THE PROPOSED MERGER AND THEIR INTERESTS IN THE PROPOSED MERGER AND RELATED MATTERS.

The respective directors and executive officers of Farmers and Cortland and other persons may be deemed to be participants in the solicitation of proxies from Cortland shareholders with respect to the proposed Merger. Information regarding the directors and executive officers of Farmers is available in its proxy statement filed with the SEC on March 12, 2021. Information regarding directors and executive officers of Cortland is available on its website at http://www.cortlandbank.com. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Investors and security holders will be able to obtain free copies of the registration statement (when available) and other documents filed with the SEC by Farmers through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Farmers will be available free of charge on Farmers’ website at https://www.farmersbankgroup.com.

Exhibit 99.2

FARMERS NATIONAL BANC CORP.

Acquisition of Cortland Bancorp

June 23, 2021

Acquisition of Cortland Bancorp June 23, 2021 Exhibit 99.2

Disclosure Statement Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the financial condition, results of operations, asset quality trends and profitability of Farmers National Banc Corp. (“Farmers”). Forward-looking statements are not historical facts but instead express only management’s current expectations and forecasts of future events or long-term-goals, many of which, by their nature, are inherently uncertain and outside of Farmers’ control. Forward-looking statements are preceded by terms such as “expects,” “believes,” “anticipates,” “intends” and similar expressions, as well as any statements related to future expectations of performance or conditional verbs, such as “will,” “would,” “should,” “could” or “may.” Farmers’ actual results and financial condition may differ, possibly materially, from those indicated in these forward-looking statements. Factors that could cause Farmers’ actual results to differ materially from those described in the forward-looking statements include impacts from the COVID-19 pandemic on local, national and global economic conditions; higher default rates on loans made to our customers related to the COVID-19 pandemic and its impact on our customers’ operations and financial condition; unexpected changes in interest rates or disruptions in the mortgage markets related to COVID-19 or other responses to the health crisis; and the other factors contained in Farmers’ periodic reports and registration statements filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2020, and Quarterly Report on Form 10-Q, which have been filed with the Securities and Exchange Commission and are available on Farmers’ website (www.farmersbankgroup.com) and on the Securities and Exchange Commission’s website (www.sec.gov). Forward-looking statements are not guarantees of future performance and should not be relied upon as representing management’s views as of any subsequent date.  Farmers undertakes no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise.   Use of Non-GAAP Financial Measures  This presentation contains certain financial information determined by methods other than in accordance with accounting principles generally accepted in the United States (“GAAP”).  These non-GAAP financial measures include “Core Deposits” and “Tangible Common Equity ratio.”  Farmers believes that these non-GAAP financial measures provide both management and investors a more complete understanding of Farmers’ deposit profile and capital.   These non-GAAP financial measures are supplemental and are not a substitute for any analysis based on GAAP financial measures.  Because not all companies use the same calculation of “Core Deposits” and “Tangible Common Equity ratio,” this presentation may not be comparable to other similarly titled measures as calculated by other companies.   2

Strategic Partnership to Drive Value 3 Logical In-Market Combination Shared Vision & Culture Enhances Executive Team & Board Financially Attractive Increases deposit market share to #2 in Trumbull County and #3 in Mahoning County Expands market presence in attractive Cleveland suburban markets Enhances economies of scale and ability to expand product offerings to CLDB’s customer base Shared commitment to customers, communities and employees Combination creates a stronger Northeastern Ohio based financial institution offering a diversified mix of banking, wealth management and insurance products 2 directors from CLDB’s Board to join FMNB’s Board at closing Jim Gasior and Tim Carney to join FMNB’s executive team to ease transition and promote future growth of the pro forma franchise Increases assets ~ 25% to $4.1 billion at close Double-digit EPS accretion anticipated (~13.5% fully phased in) Tangible book value earn-back of approximately 3.3 years (crossover method) Internal rate of return > 20%

Proven Acquisition History and Strategy

Long-term strategy of value-enhancing acquisitions

Six acquisitions in the past six years*

Manageable initial tangible book value dilution

$4,500.0
$4,000.0
$3,500.0
$3,000.0
$2,500.0
$2,000.0
$1,500.0
$1,000.0
$500.0
$-
07
08
09
10
11
12
13
14
15
16
17
18
19
20
21*
Farmers National Insurance (2008)
Farmers Trust Company (2009)
Private Client Services (2012)
National Associates (2013)
National Bancshares (2015)
Tri-state 1st Banc (2016)
Bowers Insurance (2017)
Monitor Bancorp (2018)
Maple Leaf (2019)
Cortland Bancorp (2021)
Assets
Wealth Management Assets

* Including CLDB

FARMERS NATIONAL BANC CORP. | 4

Graph in millions As of June 30, 2020 Farmers Trust Company (2009) Farmers National Insurance (2008) Private Client Services (2012) National Associates (2013) National Bancshares (2015) Bowers Insurance (2017) Tri-state 1st Banc (2016) Monitor Bancorp (2018) Maple Leaf (2019) Six acquisitions in the past six years* Target franchises with similar culture, compelling reputation, and strong customer base Focus on businesses that support cross sell opportunities and diversify footprint into compelling banking markets Reasonable price with a currency mix of cash and stock Manageable initial tangible book value dilution Long-term strategy of value-enhancing acquisitions Proven Acquisition History and Strategy 4 Graph in millions. * 2021 at March 31, 2021, and includes Cortland Bancorp Cortland Bancorp (2021) * Including CLDB

Pro Forma Franchise

Pro Forma Highlights

$4.1B
assets[(1)]

$2.6B
loans[(1)]

$3.3B
deposits[(1)]

48
locations[(2)]

$572M
market cap[(3)]

Pro Forma Loans & Deposits[(4)]

All Other 9.0%
Total 1-4 Family 23.4%
Consumer 7.8%
Agricultural 1.8%
C&I 17.9%
Total CRE 34.2%
C&D 2.9%
Multi-family 3.0%

CDs < $100K 6.5%
CDs > $100K 8.6%
Non-Interest 25.6%
Int-DDA, MM, Savings 59.3%

Pro Forma Branch Map

Farmers Main Branch & Headquarters
Farmers National Banking Location
Farmers National Bank Lending Only Location
Trust/ Retirement Office
National Associates, Inc.
Wealth Management Location
Insurance Location
Cortland Bank Location
Cortland LPO
OHIO
PA
GEAUGA COUNTY
CUYAHOGA COUNTY
TRUMBULL COUNTY
PORTAGE COUNTY
MEDINA COUNTY
SUMMIT COUNTY
MAHONING COUNTY
WAYNE COUNTY
STARK COUNTY
COLUMBIANA COUNTY
BEAVER COUNTY
Beachwood
Fairview Park
Strongsville
Newbury
Bristolville
Cortland
Mantua
Windham
Hudson
Fairlawn
Vienna
Brookfield Twp.
Warren
Howland
Hubbard
Niles
Girard
Lake Milton
Austintown
Cornersburg
Canfield
Poland
Boardman
North Lima
Lodi
Seville
Smithville
Orrville
Wooster
Apple Creek
Dalton
Kidron
Shreve
Mt. Eaton
Massillon
Canton
Alliance
Damascus
Salem
Columbiana
Lisbon
Calcutta
East Liverpool
Beaver

Source: S&P Global Market Intelligence
(1) Estimated at close
(2) Assumes two location closures
(3) Based on FMNB's closing stock price of $16.87 on June 22, 2021
(4) Based on bank-level data as of March 31, 2021

FARMERS NATIONAL BANC CORP.

5

Pro Forma Franchise Pro Forma Highlights $572M market cap(3) $4.1B assets(1) $2.6B loans(1) $3.3B deposits(1) 48 locations(2) Pro Forma Branch Map Pro Forma Loans & Deposits(4) 5 Source: S&P Global Market Intelligence Estimated at close Assumes two location closures Based on FMNB’s closing stock price of $16.87 on June 22, 2021 Based on bank-level data as of March 31, 2021

Combining Two High Performing Franchises

Q1 2021 Performance

Return on Avg. Assets

1.85%
1.38%
FARMERS
NATIONAL BANC CORP.
CortlandBancorp

Return on Avg. Tangible Common Equity

19.6%
13.6%
FARMERS
NATIONAL BANC CORP.
CortlandBancorp

Efficiency Ratio

48.5%
59.8%
FARMERS
NATIONAL BANC CORP.
CortlandBancorp

Net Interest Margin

3.58%
3.58%
FARMERS
NATIONAL BANC CORP.
CortlandBancorp

Source: S&P Global Market Intelligence

FARMERS NATIONAL BANC CORP. | 6

Combining Two High Performing Franchises Q1 2021 Performance 6 Source: S&P Global Market Intelligence

Cortland Bancorp Financial Highlights

(Dollars in thousands)	2018	2019	2020	2021Q1	'18 - YTD CAGR
Balance Sheet					
Total Assets	714,666	737,162	821,305	791,705	4.7%
Total Loans HFI	514,392	518,716	556,760	518,618	0.4%
Total Deposits	604,419	618,381	700,510	680,311	5.4%
Profitability					
Pre-Tax Pre-Provision Income	10,975	9,356	11,309	3,247	7.8%
Net Income	8,835	7,282	8,263	2,766	10.5%
PTPP ROAA (%)	1.63	1.34	1.46	1.62	
ROAA (%)	1.31	1.04	1.07	1.38	
ROATCE (%)	14.4	10.3	10.7	13.6	
Efficiency Ratio (%)	64.8	67.0	62.5	59.8	
Net Interest Margin (%)	3.76	3.79	3.32	3.58	
Asset Quality and LLR					
NPAs / Assets (%)	1.42	1.16	0.93	0.99	
LLR / Gross Loans (%)	0.81	0.85	1.07	1.15	
NCOs / Avg. Loans (%)	0.23	0.09	0.00	(0.00)	

FARMERS NATIONAL BANC CORP. 7

Cortland Bancorp Financial Highlights 7 Source: S&P Global Market Intelligence Note: Profitability CAGRs are calculated based off 2021 Q1 annualized figures

Pro Forma Deposit Market Share

Trumbull County, OH

2020 Rank	Institution (State)	2020 Branches (#)	2020 Deposits ($000)	2020 Market Share (%)
1	Huntington Bancshares Inc. (OH)	19	1,153,978	33.9
2	*Pro Forma*	*11 (1)*	*740,508*	*21.8*
2	JPMorgan Chase & Co. (NY)	5	506,577	14.9
3	Cortland Bancorp (OH)	7	425,248	12.5
4	Farmers National Banc Corp. (OH)	5	315,260	9.3
5	The PNC Finl Svcs Grp (PA)	4	314,023	9.2
6	Premier Financial Corp. (OH)	3	198,169	5.8
7	F.N.B. Corp. (PA)	3	192,757	5.7
8	Citizens Financial Group Inc. (RI)	1	96,998	2.9
9	Middlefield Banc Corp. (OH)	1	64,103	1.9
10	First Niles Financial Inc. (OH)	1	60,182	1.8
	Total For Institutions in Market	51	3,399,933	100

Mahoning County, OH

2020 Rank	Institution (State)	2020 Branches (#)	2020 Deposits ($000)	2020 Market Share (%)
1	Huntington Bancshares Inc. (OH)	21	2,039,156	32.1
2	Premier Financial Corp. (OH)	12	1,402,670	22.1
3	*Pro Forma*	*9 (1)*	*1,161,024*	*18.3*
3	Farmers National Banc Corp. (OH)	8	1,019,114	16.0
4	The PNC Finl Svcs Grp (PA)	6	626,389	9.9
5	JPMorgan Chase & Co. (NY)	5	571,589	9.0
6	F.N.B. Corp. (PA)	4	375,500	5.9
7	Cortland Bancorp (OH)	2	141,910	2.2
8	KeyCorp (OH)	2	125,670	2.0
9	Citizens Financial Group Inc. (RI)	1	50,168	0.8
10	Woodforest Financial Grp Inc. (TX)	1	4,180	0.1
	Total For Institutions in Market	62	6,356,346	100

FARMERS NATIONAL BANC CORP. | 8

Pro Forma Deposit Market Share 8 Source: S&P Global Market Intelligence; Census.gov Note: Deposit data as of June 30, 2020 per the FDIC’s Summary of Deposits; population data based on S&P Global Market Intelligence; median household income data sourced from Census.gov website Assumes one location closure Trumbull County, OH Mahoning County, OH Enhances FMNB’s market share to #2 in Trumbull County and #3 in Mahoning County Increases presence in Cuyahoga County, the state’s 2nd most populous county with 1.2 million people and provides entry into Summit County (541k people) and Portage County (162k people) Establishes presence in attractive Cleveland suburbs of Hudson ($135 thousand median household income) and Strongsville ($88 thousand median household income)

Pro Forma Loan & Deposit Composition

Loan Composition ($000s)

The Farmers National Bank of Canfield
Total Loans & Leases: $2,040,986

Consumer 9.6%
All Other 11.3%
Total 1-4 Family 24.4%
Agricultural 2.3%
C&I 17.6%
Total CRE 29.9%
C&D 2.5%
Multi-family 2.5%

Yield on Loans
4.63%

The Cortland Savings & Banking Company
Total Loans & Leases: $525,195

All Other 0.2%
Consumer 0.7%
C&I 19.0%
C&D 4.6%
Total 1-4 Family 19.6%
Multi-family 5.2%
Agricultural 0.0%
Total CRE 50.8%

Yield on Loans
4.54%

Pro Forma
Total Loans & Leases: $2,566,181

Consumer 7.8%
All Other 9.0%
Total 1-4 Family 23.4%
Agricultural 1.8%
C&I 17.9%
C&D 2.9%
Total CRE 34.2%
Multi-family 3.0%

Yield on Loans
4.61%

Deposit Composition ($000s)

The Farmers National Bank of Canfield
Total Deposits: $2,843,508

CDs > $100K 9.1%
Non-Interest 24.1%
CDs < $100K 6.6%
Int-DDA, MM, Savings 60.1%

Cost of Total Deps.
0.32%

The Cortland Savings & Banking Company
Total Deposits: $680,627

CDs > $100K 6.4%
CDs < $100K 6.0%
Non-Interest 31.6%
Int-DDA, MM, Savings 56.0%

Cost of Total Deps.
0.27%

Pro Forma
Total Deposits: $3,524,135

CDs > $100K 8.6%
Non-Interest 25.6%
CDs < $100K 6.5%
Int-DDA, MM, Savings 59.3%

Cost of Total Deps.
0.31%

FARMERS NATIONAL BANC CORP. | 9

Pro Forma Loan & Deposit Composition 9 Source: S&P Global Market Intelligence Note: Bank-level loan and deposit compositions as of March 31, 2021; MRQ loan yield and cost of deposits Loan Composition ($000s) Deposit Composition ($000s)

Transaction Terms 10 Consideration Multiples Board / Management Timing / Approvals 1.75 shares of FMNB common stock or $28.00 per share in cash for each share of CLDB, subject to 75% of being exchanged for stock and 25% being exchanged for cash Aggregate Deal Value of $124 million or $29.14 per share(1) Deal Value / Tangible Book Value: 153% Deal Value / LTM Net Income: 12.8x Deal Value / YTD Ann. Net Income: 11.2x Core Deposit Premium(2): 6.7% 2 directors from CLDB’s Board to join FMNB’s Board at closing Jim Gasior to join FMNB as Senior EVP and Corporate Development Officer Tim Carney to join FMNB as Senior EVP and Chief Banking Officer Expected closing 4th quarter 2021 CLDB shareholder approval required Customary regulatory approvals Based on FMNB’s closing stock price of $16.87 on June 22, 2021 Core deposit premium defined as aggregate deal value less Cortland’s tangible common equity divided by Cortland’s deposits less time deposit accounts with balances over $100,000

Modeling Assumptions 11 Credit Mark Interest Rate Marks Other Marks Cost Savings & Restructuring Charges Total gross credit mark of $11 million (2.3% of CLDB’s MRQ gross loan portfolio excluding loans held for sale and PPP loans) $4.6 million allocated to purchase credit deteriorated (PCD) loans $6.4 million allocated to non-PCD loans ~$3.2 million write-up of loan portfolio ~$0.9 million write-up of deposit portfolio ~$1.9 million write down of trust preferred securities $2.8 million core deposit intangible amortized over 10 years using the sum-of-the-year’s digits method $1.0 million write down of fixed assets AOCI amortized straight line over 4 years ~39% costs savings with 75% phased in 2022 and 100% thereafter ~$11.1 million merger charges

Financial Impact Summary 12 Estimated Pro Forma Balance Sheet Per Share Impact Pro Forma Capital Ratios(2) 12.4% projected accretion to FMNB’s 2022 EPS (75% cost savings phased in) and 13.5% projected accretion on a fully phased in basis(1) TBV per share dilution of ~6.4% earned back in ~3.3 years using the cross over method(2) Leverage: ~9.1% CET1: ~13.0% Total Risk Based Capital: ~14.6% Excluding one time merger charges Assumes all one-time merger charges of approximately $11.1 million booked at close $4.1 billion in assets (25% increase) $2.6 billion of loans (26% increase) $3.3 billion of deposits (26% increase)

Comprehensive Due Diligence

Loan Review Process

Comprehensive Loan Review Analysis

$252 Million
Commercial loans reviewed

$38 Million
Commercial unfunded commitments reviewed

Diligence Focus Areas

- Asset Quality
- Commercial Lending
- Consumer Lending
- Financial and Accounting
- Financial Reporting and Analysis
- Compliance
- Operations
- Information Technology
- Systems
- Legal
- Treasury
- Human Resources

FARMERS NATIONAL BANC CORP. | 13

Comprehensive Due Diligence 13 Completed a coordinated comprehensive due diligence review with executives from FMNB & CLDB, along with advisors & consultants Detailed credit review completed by internal team and augmented with a 3rd party independent review Track record of successful integration and realization of cost savings Comprehensive Loan Review Analysis $252 Million Commercial loans reviewed $38 Million Commercial unfunded commitments reviewed 66% of total commercial loans 90% review of special mention and substandard loans 93% of classified loans 72% of “worst-pass” rated loans Loan Review Process Diligence Focus Areas Asset Quality ü Commercial Lending ü Financial and Accounting ü Financial Reporting and Analysis ü Operations ü Information Technology ü Legal ü Treasury ü Consumer Lending ü Compliance ü Systems ü Human Resources ü